OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Denim.LA, Inc.

8899 Beverly Blvd
Suite 600
West Hollywood, CA 90048

www.dstld.com



DSTLD

19230 shares of Series CF Preferred Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1923076* shares of Series CF Preferred Stock ($999,999.52)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 19230 shares of Series CF Preferred Stock ($9,999.60)

Company	Denim.LA, Inc. (dba DSTLD)
Corporate Address	8899 Beverly Blvd, Suite 600, West Hollywood, CA
Description of Business	Founded in 2012, DSTLD (pronounced "distilled") is an LA-based, online apparel company. At DSTLD, we're focused on designing modern staples, like theperfect jeans, tops, outerwear, and accessories, in a fundamental color palette – black, white, and denim.
Type of Security Offered	Series CF Preferred Stock (the "Shares" or the "Securities")
Purchase Price of Security Offered	$0.52
Minimum Investment Amount (per investor)	$299.52

Perks*

1) Free DSTLD Store Credit (redeemable at dstld.com) for the following investment amounts:

$299.52 to $499.72: $20 store credit

$500.24 to $999.96: $40 store credit

$1000.48+ : $100 store credit

2) Access to DSTLD Investor Portal, which contains key company metrics, incoming product information, and other exclusive access.

3) Investor-only offers throughout the year, including events, sales, and product launches

4) Monthly Investor Relations email update

5) VIP customer service

*All perks occur after the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

Denim.LA, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Series CF Preferred Stock at $0.52 / share, you will receive 10 Series CF Preferred Stock bonus shares, meaning you'll own 110 shares for $52. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Company History

The company was founded in 2012 (as Denim.LA, LLC) in order to sell premium essentials online, which include jeans, shorts, tops, accessories, and gift cards.In January 2013 the company converted into and reincorporated as Denim.LA, Inc. From September 2012 to August 2014 the company operated under the trade name "20JEANS" and in September 2014 the company began operating as "DSTLD".

Principal Products and Services

DSTLD focuses on simple design, superior quality, and a pared-down product selection in order to deliver a perfect core wardrobe. We're inspired by understated, modern style, and live by a fundamental, edited color palette: black, white, grey, and denim.

We demand a higher standard not just in our wardrobe, but also in labor practices and conditions. Whenever possible, we employ sustainable materials, naturaldyes, and eco-friendly practices and techniques.

DSTLD offers the following clothing and accessories:

Men's Jeans: DSTLD designs and sells premium grade denim at one-third the typical price of its contemporary brand competitors. While most premium denim is sold for $200+, DSTLD's jeans start at just $75. We offer four proprietary men's fits, which were developed under a veteran denim patternmaker and testedon highly experienced fit models. Our cuts range from our most fitted style, the Skinny, to our most relaxed style, the Straight Leg. DSTLD works with acurated selection of premium fabrics, like American made denim from the U.S.'s most esteemed denim mill, Cone Mills, Japanese fabric from Japan's KaiharaMill, as well as Raw denim and lightweight Slub Twill denim. All of DSTLD's bottoms are crafted utilizing top-level techniques, such as chain stitching, bartacking, and clean-finished seams, and finished with premium details (No. 5 YKK zippers, durable khaki pockets, and sanforized and mercerized to protectagainst shrinkage).

Women's Jeans: DSTLD designs and sells premium grade denim at one-third the typical price of its contemporary brand competitors. While most premium denim is sold for $200+, DSTLD's jeans start at just $85. We offer five different fits for women: Low Rise Skinny, Mid Rise Skinny, High Waisted Skinny,Boyfriend Jeans, and Cropped Jeans. Styles include black jeans, white jeans, ripped jeans, and washed jeans. All of our women's fabrics include stretch to ensure the denim retains its shape wear after wear. We designed our women's fits under the guidance of a veteran denim pattern maker. Premium construction and finishes include a dual-layer contoured waistband that hugs the hips for a "no gap" fit, lay flat seams, YKK zippers, and custom debossed trims. We also offer an assortment of denim shorts and cut-off shorts.

Tees and Tanks: DSTLD offers a variety of tees, tanks, long sleeved tops, and polo shirts. All of our tops are cut from 100% cotton or a polyester blend, in a modern, slim-fitted style. We utilize different types of woven cotton, including Cotton Slub, Cotton Piqué, and Heathered yarns, for a diverse selection of styles.Tops are pre-shrunk and finished with either a garment dye or pigment dye process, which helps achieve a soft hand and rich coloration. DSTLD has designed four essential tee styles, which include a classic crew neck tee, crew neck pocket tee, v-neck tee, and a more contemporary modern crew neck tee. All tops are constructed with clean finished seams. Tops range from $20 - $50.

Outerwear: DSTLD offers a wide range of men's and women's outerwear, constructed of the best materials and made in a variety of factories around the world.

We offer classic and fashion-forward styles across both our men's and women's outerwear lines. For women, styles include our silk bomber, leather moto jacket,wool blanket coat, and denim jackets. For men, styles include our suede bomber, leather bomber, cotton bomber, nylon bomber, leather moto jacket, wool coats,and denim jackets. Outerwear ranges from $95-$380, depending on the style and material.

Women's tops, dresses, and bottoms: DSTLD currently offers tops and dresses for women in a variety of styles, colors, and materials. These range from blouses, dresses and shirts made from the finest silk to wool sweaters offered in multiple fits. These range from $45 to $90. We also recently launched women's leather skirts and leggings, which range from $150 to $300 in price.

Accessories: DSTLD's curated selection of accessories includes everyday essentials, like hats, beanies, scarves, gloves, belts, and small leather goods. We offer a variety of belt styles for both men and women, all made in Los Angeles. These include our Standard belt, designed for more casual, everyday wear, and our Thin belt, designed for more upscale occasions. These currently sell for $45. We have also launched a line of women's leather belts in 2017. We offer small leather goods for both men and women, including a credit card holder and bi-fold wallet for men, and a zip wallet for women. Our leather accessories start at $35. We also offer unisex hats, beanies, gloves and scarves, made from a variety of materials including cashmere, wool, polyester, and leather. These range from $35-$95.

Market

While we believe the entire adult population of the United States are prospective purchasers of our products, our target market includes college-educated younger professionals with higher levels of discretionary income. The company's targeted market includes men and women 18 years and older who are comfortable with purchasing apparel and accessories online. Our research shows that our typical customers have an average age of 30 and an average household income of $58,000. Additionally, 75% are college educated and 60% are single.

According to Technavio, the global denim jeans market was valued at $58 billion for the year 2014, and it continues to grow on account of its lifespan as compared to other apparel. This market is further classified into three major categories such as mass market denim jeans, standard or economy jeans, and premium denim jeans. Geographically, North Americans have been the largest consumers of denim jeans, followed by consumers in Western Europe, Japan, and Korea. DSTLD did not commission the market study from Technavio.

The Technavio study goes on to show that premium denim accounts for roughly 26% of the overall jeans market and is regarded as the segment with the highest potential for growth. The company plans to address this market by offering premium quality at fast fashion pricing.

Design and Development

Our products are designed at the company's headquarters in Los Angeles. Several of our employees are engaged in analyzing trends, markets, and social media, utilizing historical data and industry tools to identify essential styles. The time taken to design new styles is generally one to two weeks. After design, we create multiple samples to micro-test styles, and preview those styles to top customers via email marketing and surveys to obtain design feedback. The sampling process takes approximately one month.

We then place a minimum order quantity test on our website to determine actual demand. We can determine actual demand by launching paid (Facebook,Google, Affiliate, etc.) and unpaid (Email, PR outreach, etc.) marketing campaigns that drive traffic at specific products. This allows us to determine, in arelatively short period of time, how a product performs compared to other past best sellers in similar categories. The replenishment program starts immediatelyafter the product passes the test phase. Using tools such as Google Analytics and RJ Metrics to analyze real-time sales data by size and color, we determineprecise re-order quantities.

Product Suppliers

We work with a variety of apparel manufacturers in North America, Europe, and Asia. Our current suppliers include 8th Street Branding, Phoenix Textile, andDouble D Apparel, which supply the majority of our bottoms, tops, and accessories. We have worked with these suppliers since July 2016. We had a relationship with another supplier that ceased in January 2016 because the supplier was unable to provide advantageous credit limit and payment terms necessary to meet our expected needs. We are currently on Net 60-90 payment terms with our vendors, and are continuing to source new vendors as we expand into new product categories. We only work with full package suppliers, which supply fabric, trims, along with cut/sew/wash services, only invoicing us for the final full cost of each garment. This allows us to maximize cash flows and optimize operations.

We source our products from a variety of manufacturers around the globe. When deciding which factory to source a specific product from, we take into accountthe following factors:

- Cost of garment

- Retail price for end consumer

- Production time

- Minimum order quantity

- Shipping/delivery time

- Payment terms

By taking all of these into consideration, we can focus on making sure we only have the most in-demand and highest quality products available for sale to our customer at the best price and most sustainable margin for our business.

Marketing

Acquisition Marketing

Currently, DSTLD advertises through multiple online channels which are composed of the following:

Paid Social Media Marketing: This is our primarily acquisition channel, and it is composed almost entirely of paid Facebook and Instagram marketing.

Social Media Marketing: We leverage the followers on our Instagram and Facebook accounts to make regular posts highlighting new products, brand stories, and other topics and images we deem "in brand".

Email Marketing: We leverage an email platform that allows us to send out a variety of promotional, transactional, and retargeting emails, with the main goal of driving increased site traffic and purchases. Promotional emails are typically focused around new product launches and style lookbooks; transactional emails are usually one-time sends to users/customers based on their interaction with the site (e.g. New User Sign Up, Purchase Follow Up, etc.); examples of retargeting emails are abandoned cart email, browse abandoned email, recommended product to buy email, and inventory back in stock email.

Retargeting: We engage the services of certain Retargeting engines that allow us to dynamically target our visitors on 3rd party websites via banner/content ads, such as CNN.com and Yahoo.com.

Content Marketing: We use content marketing platforms that allow us to serve up native ads in the form of articles promoting our brand story and specific products.

Search Engine Optimization: This is the process of maximizing the number of visitors to our website by increasing our rankings in the search results on theGoogle, Bing, and Yahoo search engines. This is done by optimizing 1) our onsite content, by making sure our pages, titles, tags, links, and blog content is structured to increase our search results on certain keywords, and 2) our offsite content, which is the number of external websites linking to our website, usually through press articles and other advertising channels.

Podcasts/Radio: In 2016 we started advertising on podcasts and terrestrial radio, where we have seen a great deal of success via certain shows and networks.Print Advertising: Periodically we place print advertisements in magazines and also purchase billboards in major metropolitan areas to drive increased site traffic and brand awareness.

Pop Up Stores: We have started to set up pop up stores in major metropolitan areas where customers can touch, feel, and try on our product. These are exclusively "try on only" experiences and customers must still navigate to our website to make a purchase. We have implemented stand alone stores that areDSTLD only and we have done brand collaborations where we display our products alongside similar direct to consumer brands.

Public Relations

To generate ongoing organic and word-of-mouth awareness, we routinely work with print and online media outlets to announce new products and develop timely news stories. We're regularly in contact with the top fashion, business, and tech writers in order to capitalize on celebrity fashion features, e-commerce trend pieces, or general brand awareness articles. We have a full-time, in-house publicist and we also utilize outside agencies from time to time. Twice a year, we visit the major fashion, tech, and news outlets in New York City in order to keep them up to date on our latest launches and any relevant company developments. We also consistently host local Los Angeles press at our office space.

To date, DSTLD has been featured in the top TV, fashion, and business outlets, including TODAY Show, Vogue.com, FastCompany.com, People StyleWatch,Women's Health, ELLE.com, MarieClaire.com, VanityFair.com, Refinery29, MensJournal.com, GQ.com, AOL.com, Forbes.com, TechCrunch.com, USAToday, TIME, and Us Weekly to name a few.

Instagram and Influencer Marketing

Instagram and influencer marketing is one of the largest initiatives for us. On a daily basis, we reach out to and receive requests from tastemakers in fashion, lifestyle, and photography. We've developed a certain set of criteria for working with influencers (ie: engagement level, aesthetic, audience demographic) that have enabled us to garner impactful impressions. Our focus is not on the size of an account, but on creating organic relationships with influencers who are excited to tell our story. While most of our collaborations are compensated solely through product gifts, we also offer an affiliate commission of up to 20% through the influencer platform rewardStyle, which is the parent company of LiketoKnow.it, the first influencer platform to make Instagram shoppable (users receive an email directly to their inbox with complete outfit details when they "Like" a photo with LiketoKnow.it technology).

Celebrity Gifting

We approach celebrity gifting in a strategic, discerning manner. We have successfully placed clothing on A-list celebrities like Kendall Jenner, Gigi Hadid, Bella Hadid, Selena Gomez, Reese Witherspoon, and Lea Michele, to name a few.

Referral Marketing

DSTLD currently employs a rewards-based Share + Earn program to encourage customers to refer friends. When a customer refers a friend, that friend receives $10 off his or her first purchase, and the referrer receives $20 off his or her next purchase when that friend places an order with DSTLD.

Distribution

Our products are sold solely online, through our website. Our website is built on a custom Ruby on Rails platform with Spree (Ruby Gem) backend. Our website can be accessed via desktop, tablet or smartphone. We forgo the middlemen (department stores and boutiques) to offer premium denim and luxury essentials at or about 1/3 the traditional retail price.

We also currently offer our product for sale on Spring, which is a mobile phone app that aggregates a number of fashion and apparel brands. This has been agreat way to increase our brand awareness and acquire new customers. This currently represents less than 1% of total sales.

All of our sellable product is stored with our Third Party Logistics (3PL) company, Newgistics, in their Commerce, CA distribution facility. In addition to storing our product, they are also responsible for receiving and processing new product deliveries, processing and shipping outbound orders, and processing and shipping customer returns.

We offer free shipping to all of our customers in the United States. We also offer customers the option to upgrade to Ground Shipping or 2-Day Shipping for an additional cost.

Competition

We face direct competition from other digitally competent, vertically integrated brands such as Everlane, Ayr, Bonobos, JackThreads, and The Arrivals.

Everlane is the most direct analogue in terms of product/market fit. The price point and positioning is similar and they, like DSTLD, don't put products on sale, which is brand positioning usually reserved for luxury brands at the top end of the market.

Some of these brands market themselves as full price and do several sales per year. All of these companies use digital paid acquisition as a primary driver of their businesses and have in depth competency in digital marketing and brand.

More broadly, there are thousands of competitors in the highly fragmented apparel category including fast fashion players including Zara, H&M, Uniqlo, andGap which all compete for DSTLD's wallet share at our affordable price point.

Customers

Through March 2017, we have had over 40,000 paying customers, approximately 40% of which are female and 60% are male customers. Over 30% of our customers have purchased more than once with us, and more than 7% of all customers have purchased 4 or more times with us. In general, we find that female customers spend more than our male customers: in 2016 the average order value ("AOV") for our female customers was $118 and our AOV for male customers was $105. Those are unaudited figures and represent management's best estimate based on purchaser data. The top 5 states where our customers reside areCalifornia, New York, Texas, Illinois, and Washington.

Liabilities and Litigation

The company is not currently involved in any litigation and is currently has a $4mm senior term loan from Black Oak Capital.

The team

Officers and directors

| Corey Epstein | CEO, Director & Creative Director |

Mark T. Lynn	CEO, Director & Co-Founder
Kevin Morris	CFO and Chief Accounting Officer
John Tomich	Director
Trevor Pettennude	Director

Corey Epstein

Corey Epstein leads his team in the day-to-day operations of the company as well as guides the broader creative vision for the brand. There's no typical day for Corey – you might find him at table intently tweaking code or on the floor, camera in hand, snapping the perfect photo. He established a talent for executing a concept and creating a mood early on. Prior to founding DSTLD in 2013, where he has since worked full-time, Corey led his own marketing and web consulting firm where he advised hundreds of clients across all industries on branding, design, development, and strategy. Later, he served as a Senior Consultant at Deloitte, specializing in Retail Strategy and Analytics. He holds a BBA from Loyola Marymount University with a focus in Business Law and earned his MBA from UCLA Anderson School of Management.He always finds a way to combine what he loves most – music, art, and photography – with work.

Mark T. Lynn

Mark is an Irish born, L.A. based entrepreneur with a keen interest in design and technology. He is the full time co-founder and Co-CEO of DSTLD where his example-driven leadership shapes the atmosphere. In his 15 years as an entrepreneur he has been involved in and sold several successful companies across a wide variety of verticals, including boutique hotels, design driven real estate development, and wine and spirits. Prior to co-founding DSTLD in 2013 with Epstein, (where he has since worked full-time), Lynn co-founded Club W (www.clubw.com), a subscription based e-winery that has become one of the largest and fastest growing wineries in America.

Kevin Morris

Kevin is a businessman who joined DSTLD in July 2014 full-time as CFO and COO. Kevin recently ceded the latter responsibilities. A native Californian, Kevin earned his BS in Applied Mathematics and Computer Science from the University of California, Berkeley. Upon graduation, he worked at Deloitte Consulting where he specialized in technical integrations and strategy. Kevin then went on to earn his MBA from UCLA Anderson in 2011. After earning his MBA, he worked for American Airlines as the Head of Pricing Strategy for Ancillary Products and for the airline's Asia-Pacific network. With a strong desire to work in the apparel industry, Kevin left American Airlines and joined an adidas licensee as their Vice President of Sales, overseeing the global sales and marketing strategy for multiple adidas sports categories.

John Tomich

John Tomich became a Director in September 2013. John co-founded Onestop Internet in 2004 and served as the company's CEO until July 2015. Prior to Onestop, John was a Senior Associate at Shelter Capital Partners, a Los Angeles-based $200 million venture capital fund, focused on early stage investments in technology and technology-enabled companies in the Southern California area, principally in the media, wireless/communication, enterprise software, and semiconductor industries. Prior to joining Shelter, John worked as Vice President, Client Services for iXL, a leading Internet services company which provided Internet strategy consulting and comprehensive Internet-based solutions to Fortune 500 companies and other corporate users of information technology. After a series of acquisitions, it is now part of the Razorfish agency, owned by Publicis Groupe, where John serves full time.

Trevor Pettennude
Trevor Pettennude is a seasoned financial services executive. In 2013 Trevor became the CEO of 360 Mortgage Group, where he oversees a team of 70 people generating over $1 billion of annual loan volume. Trevor is also the founder and principal of Banctek Solutions, a global merchant service company which was launched in 2009 and which processes over $300 million of volume annually. He serves as a part time Director of DSTLD, spending about 2 hours a month with the company.

Number of Employees: 14

Related party transactions

Banctek Solutions We use Banctek Solutions, a registered independent sales organization (ISO) of FirstData as our backend payment processor. Trevor Pettennude is majority owner of Banctek Solutions. We started to use Banctek Solutions services prior to Mr. Pettennude's involvements with DSTLD. Related Party Loans Receivable and Employee Backpay The Company has loaned funds to Corey Epstein and Mark Lynn throughout the life of the business, which amounted to $406,400 as of December 31, 2017. These loans are payable on demand and do not bear interest. Corey Epstein and Mark Lynn have deferred their salary during portions of 2014-2016. Such amount payable as of December 31, 2017 was $430,568, a decrease of $40,465 as the company began making efforts to reduce this backpay amount in 2017. In 2018, both Corey Epstein and Mark Lynn have agreed to net the outstanding balances due against back pay owed in order to settle both the loans receivable and back pay. These agreements are in the process of being formalized. Officer stock issuance and promissory note On October 14, 2013, the company issued 2,688,889 shares of $0.0001 par common stock at a price of $0.09 per share to Mark Lynn under a restricted stock purchase agreement. The company determined the fair value per share at the issuance date was $0.15 per share. The shares are subject to vesting provisions where 268,889 shares vested immediately upon issuance, and the remaining 2,420,000 shares vested pro rata over a period of 36 months (67,222 shares per month). All shares have vested as of December 31, 2017. The $242,000 proceeds from this common stock issuance were received by the company in the form of a promissory note due from the officer to the Company. The note called for interest at Wall Street Journal Prime Rate plus 1% (currently 4.25%), annual interest payments due on the note anniversary date, and a maturity date of the earlier of October 14, 2018, termination of the officer's service to the Company, or upon default of the promissory note. Related party interest income on this note receivable amounted to a cumulative total of $12,483 through December 31, 2015 and remained outstanding in the full amount as of December 31, 2015. The promissory note was secured by the 2,688,889 shares of common stock (vested and unvested) issued in conjunction with the promissory note. The Company agreed to forgive this promissory note contingent upon the officer's continued service with the Company, with $80,667 of principal being forgiven on each December 31, 2013, 2014, and 2015, thereby forgiving the entire principal balance. The Company further agreed that upon voluntary or involuntary termination of service, where the Company repurchases unvested shares issued in conjunction with this promissory note, the portion of the promissory note equal to the repurchase price of the unvested shares would be immediately due, and the remaining portion of outstanding principal and accrued interest would be forgiven in full. The Company recognized this transaction as capital contributions receivable (a contra equity account) as the proceeds had not yet been funded by the stockholder in accordance with the asset recognition criteria for capital contributions under FASB ASC 50510452, and charged the full loan amount to additional paid in capital at the issuance date. The loan forgiveness provisions were subject to the continued service of the officer, and therefore each loan forgiveness date was charged from the capital contribution receivable to compensation cost at the forgiveness date in the amount of the forgiven loan. Therefore, $80,667 was charged to compensation cost on each December 31, 2013, 2014, and 2015.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **We are a new entrant to the clothing industry.** Our results of operations are subject to variable influences and intense competition. We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our products obsolete or that the products developed by us will be preferred. It should further be assumed that competition will intensify.
- **Seasonal Trends** We may not be able to respond to changing fashion trends. The fashion industry is affected by the constant change of trends that are affected by consumer preferences and also seasonal trends. While we believe that our clothing lines are unique and priced well, there exists the possibility that the changing fashion trends will govern our sales and our ability to sustain long term performance in the fashion industry.
- **Consumer Preferences** As part of the clothing industry, we are subject to seasonal buying patterns and consumer preferences. There exists the possibility that consumers may not take an interest or maintain interest in our clothing lines. There may also be periods in which our products are purchased at a higher rate than others, especially with changing seasons. There is no guarantee that we will be able to sell enough products during peak periods to sustain operations during the low sales periods.
- **If we cannot raise sufficient funds, we will not succeed.** If during this offering we are unable to raise sufficient funds, our company will likely not succeed. There is

no guarantee that we will succeed even if we are able to raise the minimum raise amount. The use of proceeds outlines how we will use the funds generated in this offering for the minimum and maximum raise amounts. Our company will require sufficient funds in order to sustain operations and continue to develop our product line.

- **Investing in a company in general is a financial risk.** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **An economic downturn or other broader economic shock may adversely affect consumer discretionary spending and demand for our products.** Our business and operating results are subject to general economic conditions and their impact on consumer discretionary spending. Some of the factors that may negatively influence consumer spending include high levels of unemployment, higher consumer debt levels, reductions in net worth and declines in asset values among others. Poor economic conditions may lead consumers to delay or reduce the purchase of our products, which could have a materially adverse effect on our financial condition.

- **There is no assurance the maximum amount of this offering will be sold.** The Offering will be undertaken through the services of a registered third party that will act as the Company's online portal and there can be no assurance that all of the shares offered hereby will be sold. Failure to sell all of the shares offered may result in the Company having less capital than the Company considers ideal, which could adversely affect the ability of the Company to take advantage of business opportunities.

- **Brand** Any harm to our brand could have a material adverse effect on our company. Our success depends on our ability to uphold the reputation of our brand, which will depend on the effectiveness of our marketing, our product quality and our customer experience. While we will strive to provide quality products at affordable prices, there is no guarantee that our brand will remain positively received.

- **Projections** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.

- **Future Funding** We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. In addition, if we need to raise more equity capital from the sale of stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

- **Reliance on Third Parties** We rely on third parties to provide a variety of essential business functions for us, including (but not limited to) manufacturing, shipping, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Corey Epstein, 0.0% ownership, Director
- Mark T. Flynn, 0.0% ownership, Director
- Trevor Pettennude, 0.0% ownership, Director
- John Tomich, 0.0% ownership, Director

Classes of securities

- Series Seed Preferred Stock: 20,714,518

Series Seed Preferred Stock

The Company is authorized to issue up to 20,714,518 shares of Series Seed Preferred stock. There are a total of 20,714,518 shares currently outstanding.

Dividend Rights

The company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock unless the holders of the Series Seed Preferred Stock first receive, simultaneously with the holders of Series A Preferred Stock and Series A-2 Preferred Stock, or simultaneously receive along with all holders of outstanding shares of stock, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to:

- In the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock was would equal the product of:
  - o The dividends payable to each share of such class or series

determined, if applicable, as if all share of such class or series had been converted into Common Stock and

- o The number of shares of Common Stock issuable upon conversion of a share Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or

- In the case of a dividend of any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred stock determined by:
  - o Dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock and
  - o Multiplying such fraction by an amount equal to the Series Seed Original Price ($0.271976161108161 per share); provided that, if the company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the company the dividend payable to the holders of Series Seed Preferred Stock will be calculated upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend.

Voting Rights

On any matter presented to the stockholders of the company for their action or consideration each holder of Series Seed Preferred Stock will be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the Shares of Series Seed Preferred Stock are convertible as of the record date. Except as provided in other provisions the holders of Series Seed Preferred Stock will vote together with the holder of Common Stock as a single class.

The holders of shares of Series Seed Preferred Stock, exclusively and as a separate class, are entitled to elect one director of the company and the holder of shares of Common Stock not issued or issuable upon conversion of the Preferred Stock, exclusively and as a separate class, are entitled to elect two directors of the company.

At any time when at least 5,300,000 shares of Series Seed Preferred Stock are outstanding, the company will not do any of the following without the written consent or affirmative vote of the holders of at least majority of the then outstanding shares of the Series Seed Preferred Stock:

- Liquidate, dissolve or wind-up the business and affairs of the company, effect any merger or consolidation or any other Deemed

Liquidation Event or any of the foregoing;

- Amend, alter or repeal any provisions of the Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that materially and adversely affect the rights, preferences of privileges of the Series Seed Preferred Stock;

- Create or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series Seed Preferred Stock with respect to the distributions of assets on the liquidation, dissolution or winding up of the company, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series Seed Preferred Stock of increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series Seed Preferred stock with the liquidation, dissolution or winding up of the company, the payment of dividends and rights of redemption;
- Reclassify, alter or amend any existing security of the company that is pari passu with the Series Seed Preferred stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the company, the payment of dividends and rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series Seed Preferred Stock in respect of any such right, preference, or privilege or reclassify, alter or amend any existing security of the company that is junior to the Series Seed Preferred Stock in respect of the liquidation, dissolution or winding up of the company, the payment of dividends and rights of redemption, if such reclassification, alteration or amendment would render such other security senior or pari passu with the Series Seed Preferred Stock in respect of any such right, preference or privilege;
- Purchase or redeem or pay or declare any dividends or make any distribution on, any share of capital stock of the company other than (i) redemption of or dividends or distributions on the Series Seed Preferred Stock as expressly authorized in the [Amended and Restated Certificate of Incorporation], (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultant or other persons who performed services for the company or any subsidiary in connection with the cessation of such employment or service at either the original purchase price or the then-current fair market value or (iv) as approved by the Board of Directors; or
- Create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the company, or sell, transfer or otherwise dispose of any capital stock

of any direct or indirect subsidiary of the company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose of all or substantially all of the assets of such subsidiary.

Right to Receive Liquidation Distributions

In the the event of any voluntary or involuntary liquidation, dissolution or winding up of the company or Deemed Liquidation Event, holders of Series Seed Preferred Stock will be entitled to be paid out of the assets of the company available for distribution to its stockholders before any payment will be made to the holders of Common Stock.

Terms of Conversion

Each share of Series Seed Preferred Stock will be convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder, into such number of fully paid and non-assessable shares of the Common Stock as determined by dividing the shares of Series Seed Original Issue Price by the Series Seed Conversion Price ($0.271976161108161 per share).

Anti-Dilution Rights

Holders of Series Seed Preferred Stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Series Seed Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Series Seed Preferred Stock then in effect, the conversion price of the Series Seed Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as set out in the Amended and Restated Certificate of Incorporation.

- Series A Preferred Stock: 5,648,865

Series A Preferred Stock

The Company is authorized to issue up to 14,481,413 shares of Series A Preferred stock. There are a total of 5,648,865 shares currently outstanding.

Dividend Rights

The company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock unless the holders of the Series A Preferred Stock first receive, simultaneously with the holders of the Series A-2 Preferred Stock and Series Seed Preferred Stock, or simultaneously receive along with all holders of outstanding shares of stock, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to:

- In the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A Preferred Stock was would equal the product of:
    - The dividends payable to each share of such class or series determined, if applicable, as if all share of such class or series had been converted into Common Stock and

    - The number of shares of Common Stock issuable upon conversion of a share Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or
- In the case of a dividend of any class or series that is not convertible into Common Stock, at a rate per share of Series A Preferred stock determined by:
    - Dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock and
    - Multiplying such fraction by an amount equal to the Series A Original Price ($0.48 per share); provided that, if the company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the company the dividend payable to the holders of Series A Preferred Stock will be calculated upon the dividend on the class or series of capital stock that would result in the highest Series A Preferred Stock dividend.

Voting Rights

The Series A Preferred Stock is non-voting except as required under law. Generally, this means that the holders of Series A Preferred Stock may vote if any proposed amendments to the powers, preferences or special rights of the Series A Preferred Stock would affect the holders of the Series A Preferred Stock adversely, but will not adversely affect the holders of other series of Preferred Stock.

Right to Receive Liquidation Distributions

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company or Deemed Liquidation Event, holders of Series A Preferred Stock will be entitled to be paid out of the assets of the company available for distribution to its stockholders before any payment will be made to the holders of Common Stock.

Terms of Conversion

Each share of Series A Preferred Stock will be convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder, into such number of fully paid and non-assessable shares of the Common Stock as determined by dividing the shares of Series A Original Issue Price by the Series A Conversion Price (originally $0.48 per share). The Series A Conversion Price will be adjusted from time to time as described below under "*Anti-Dilution Rights*".

Anti-Dilution Rights

Holders of Series A Preferred Stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Series A Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Series A Preferred Stock then in effect, the conversion price of the Series A Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as set out in the Amended and Restated Certificate of Incorporation.

- Series A-2 Preferred Stock: 5,932,742

Series A-2 Preferred Stock

The Company is authorized to issue up to 20,000,000 shares of Series A-2 Preferred stock. There are a total of 5,932,742 shares currently outstanding.

Dividend Rights

The company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock unless the holders of the Series A-2 Preferred Stock first receive, simultaneously with the holders of the Series A Preferred Stock and Series Seed Preferred Stock, or simultaneously receive along with all holders of outstanding shares of stock, a dividend on each outstanding share of Series A-2 Preferred Stock in an amount at least equal to:

- In the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A-2 Preferred Stock was would equal the product of:
  - o The dividends payable to each share of such class or series determined, if applicable, as if all share of such class or series had been converted into Common Stock and
  - o The number of shares of Common Stock issuable upon conversion of a share Series A-2 Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or
- In the case of a dividend of any class or series that is not convertible into Common Stock, at a rate per share of Series A-2 Preferred stock determined by:

- Dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock and
- Multiplying such fraction by an amount equal to the Series A-2 Original Price ($0.50 per share); provided that, if the company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the company the dividend payable to the holders of Series A-2 Preferred Stock will be calculated upon the dividend on the class or series of capital stock that would result in the highest Series A-2 Preferred Stock dividend.

Voting Rights

The Series A-2 Preferred Stock is non-voting except as required under law. Generally, this means that the holders of Series A-2 Preferred Stock may vote if any proposed amendments to the powers, preferences or special rights of the Series A-2 Preferred Stock would affect the holders of the Series A-2 Preferred Stock adversely, but will not adversely affect the holders of other series of Preferred Stock.

Right to Receive Liquidation Distributions

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company or Deemed Liquidation Event, holders of Series A-2 Preferred Stock will be entitled to be paid out of the assets of the company available for distribution to its stockholders before any payment will be made to the holders of Common Stock.

Terms of Conversion

Each share of Series A-2 Preferred Stock will be convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder, into such number of fully paid and non-assessable shares of the Common Stock as determined by dividing the shares of Series A-2 Original Issue Price by the Series A-2 Conversion Price (originally $0.50 per share). The Series A-2 Conversion Price will be adjusted from time to time as described below under "*Anti-Dilution Rights*".

Anti-Dilution Rights

Holders of Series A-2 Preferred Stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Series A-2 Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Series A-2 Preferred Stock then in effect, the conversion price of the Series A-2 Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as set out in the Amended and Restated Certificate of Incorporation.

- Common Stock: 29,070,670

Series A-2 Preferred Stock

The Company is authorized to issue up to 100,000,000 shares of Common Stock.

Under the Company's 2013 Stock Option Plan, the Company has, to date, 18,082,416 options granted, 12,003,879 are vested, 6,078,537 are unvested and 610,639 are authorized but have not yet been granted. The total number of issued Common Stock without same options is 10,377,615.

Voting Rights

Holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of the Stockholders and written actions in lieu of meetings, including the election of directors, but excluding matters that relate solely to the terms of a series of Preferred Stock.

Right to Receive Liquidation Distributions

In any event of any voluntary or involuntary liquidation, dissolution or winding up of the company or Deemed Liquidation Event, after the payment of all preferential amounts required to paid to holders of Series Seed Preferred Stock and Series A Preferred Stock, the remaining assets of the company available for distribution to its stockholders will be distributed among the holders of Common Stock on a pro rata basis by the number of shares held by each holder.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

- Common Warrants: 4,197,745

Aggregate amount issued: 5,997,745. See table below for grant date, amount issued and amount vested.

Underlying Security	Equity Plan	Grant Date	Exercise Price	Warrants Issued	Invested Capital	Vested
Common		06/17/2014	$0.15	10,000	$0.00	10,000
Common		06/06/2016	$0.16	3,600,000	$0.00	1,800,000
Common		04/07/2017	$0.16	1,139,398	$0.00	1,139,398
Common		01/02/2018	$0.16	610,578	$0.00	610,578
Common		04/09/2018	$0.16	637,769	$0.00	637,769
				5,997,745	$0.00	4,197,745

- Series A Warrants: 472,140

Aggregate amount issued: 472,140. See table below for grant date, amount issued and amount vested.

Underlying Security	Equity Plan	Grant Date	Exercise Price	Warrants Issued	Invested Capital	Vested
Series A		08/03/2016	$0.48	175,503	$0.00	175,503
Series A		07/07/2017	$0.50	296,637	$0.00	296,637
				472,140	$0.00	472,140

- Series CF Preferred Stock: 0

Series CF Preferred Stock

The Company is authorized to issue up to 2,000,000 shares of Series CF Preferred stock. There are a total of 0 shares currently outstanding.

Dividend Rights

The company will not declare, pay or set aside any dividends on shares of any other class or series of capital stock unless the holders of the Series CF Preferred Stock first receive, simultaneously with the holders of the Series A Preferred Stock, Series A-2 Preferred Stock, and Series Seed Preferred Stock, or simultaneously receive along with all holders of outstanding shares of stock, a dividend on each outstanding share of Series CF Preferred Stock in an amount at least equal to:

- In the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series CF Preferred Stock was would equal the product of:
  - o The dividends payable to each share of such class or series determined, if applicable, as if all share of such class or series had been converted into Common Stock and
  - o The number of shares of Common Stock issuable upon conversion of a share Series CF Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or
- In the case of a dividend of any class or series that is not convertible into Common Stock, at a rate per share of Series CF Preferred stock determined by:

- o Dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock and
- o Multiplying such fraction by an amount equal to the Series CF Original Price ($0.52 per share); provided that, if the company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the company the dividend payable to the holders of Series CF Preferred Stock will be calculated upon the dividend on the class or series of capital stock that would result in the highest Series CF Preferred Stock dividend.

Voting Rights

The Series CF Preferred Stock is non-voting except as required under law. Generally, this means that the holders of Series CF Preferred Stock may vote if any proposed amendments to the powers, preferences or special rights of the Series CF Preferred Stock would affect the holders of the Series CF Preferred Stock adversely, but will not adversely affect the holders of other series of Preferred Stock.

Right to Receive Liquidation Distributions

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company or Deemed Liquidation Event, holders of Series CF Preferred Stock will be entitled to be paid out of the assets of the company available for distribution to its stockholders before any payment will be made to the holders of Common Stock.

Terms of Conversion

Each share of Series CF Preferred Stock will be convertible, at the option of the holder, at any time and from time to time, and without the payment of additional consideration by the holder, into such number of fully paid and non-assessable shares of the Common Stock as determined by dividing the shares of Series CF Original Issue Price by the Series CF Conversion Price (originally $0.52 per share). The Series CF Conversion Price will be adjusted from time to time as described below under "*Anti-Dilution Rights*".

Anti-Dilution Rights

Holders of Series CF Preferred Stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Series CF Preferred Stock. If equity securities are subsequently issued by the company at a price per share less than the conversion price of the Series CF Preferred Stock then in effect, the conversion price of the Series CF Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as set out in the Amended and Restated Certificate of Incorporation.

- Additional Shareholder Agreements:

Amended and Restated Investors' Rights Agreement

As noted above, investors in this offering will be required to agree to our Amended and Restated Investors' Rights Agreement. The following summary identifies the material terms of that agreement and is qualified in its entirety by the Amended and Restated Investors' Rights Agreement itself, which is provided as an exhibit to this Offering Statement of which this Offering Circular is part:

- Registration Rights: At any time five years after the date of the Amended and Restated Investors' Rights Agreement, or 180 days after the effective dates of the registration statement for our IPO, holders of the Registrable Securities (as defined in the Amended and Restated Investors' Rights Agreement), but excluding shares of Series A Preferred Stock, Series A-2 Preferred Stock and any Common Stock issuable upon conversion thereof, upon majority approval thereof, may demand that we register certain Registrable Securities on a Form S-1, subject to certain limitations set forth in the Amended and Restated Investors' Rights Agreement. If at any time we should be eligible to use a Form S-3 registration statement, holders of the Registrable Securities, but excluding shares of Series A Preferred Stock, Series A-2 Preferred Stock and any Common Stock issuable upon conversion thereof, upon approval from 20% thereof, may demand registration through the Form S-3, subject to certain limitations set forth in the Amended and Restated Investors' Rights Agreement. The underwriter(s) for each such Form S-1 or Form S-3 offering will be selected by the company and shall be reasonably acceptable to a majority in interest of the applicable holders of Registrable Securities that demanded the applicable registration. Those holders will also be required to furnish information as is reasonably required to effect the registration of such Holder's Registrable Securities, and they are agreeing to certain mutual indemnification provisions for certain legal actions resulting from the registration. If we propose to register any of our Common Stock in certain public offerings the holders of Registrable Securities may request that we use all reasonable efforts to cause to be registered all of the Registrable Securities that each such holder has requested to be included in such registration, subject to certain limitations set forth in the Amended and Restated Investors' Rights Agreement.

- Restrictions on Transfer: Under the Amended and Restated Investors' Rights Agreement, investors may not transfer securities when doing so would be in violation of the Securities Act, and are subject to certain "market stand-off" restrictions on transfer.

- Information and Observer Rights: Any "Major Investor", defined as an investor holding at least 735,000 shares of Registrable Securities, that is not a competitor is entitled to receive certain annual and quarterly financial information from the company as well as a copy of the annual budget and business plan. In addition to the inspection rights required by Delaware law, Major Investors have the right to visit the company's business location to examine its books and records. These information and inspection rights are subject to certain limitations set forth in the Amended and Restated Investors' Rights Agreement and terminate in the event of an IPO of the company, upon a Deemed Liquidation Event or when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act.

- Right to Future Stock Issuance: Each Major Investor is granted a right of first offer in the event the company proposes certain new offerings of securities. The right provides that Major Investors may acquire their pro rata share of certain new securities issuances prior to selling such securities to new investors, subject to certain limitations set forth in the Amended and Restated Investors' Rights Agreement. This right has been waived by the Major Investors with respect to the offering of Series A-2 Preferred Stock in this offering. This right of first offer terminates in the event of an IPO of the company, upon a Deemed Liquidation Event or when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act.

- Dispute Resolution: The terms of the Amended and Restated Investors' Rights Agreement is to be governed under Delaware law and any controversy or claim arising as a result of the agreement will be submitted to arbitration taking place in Los Angeles, California.

Amended and Restated Right of First Refusal and Co-Sale Agreement

As noted above, investors in this offering will be required to agree to our Amended and Restated Right of First Refusal and Co-Sale Agreement. The following summary identifies the material terms of that agreement and is qualified in its entirety by the Amended and Restated Right of First Refusal and Co-Sale Agreement itself, which is provided as an exhibit to this Offering Statement of which this Offering Circular is part:

- Right of First Refusal: In the instance that any "Key Holder", which includes four current stockholders of the company, including Corey Epstein and Mark Lynn, desires to sell their shares of the company, each of the company, "Investors" (as defined therein), and "Rights Holders" (as defined therein), which is limited to Corey Epstein, are granted a right of first refusal to acquire the securities proposed to be so transferred by such selling Key Holder, in that order, subject to certain limitations set forth in the Amended and Restated Right of First Refusal and Co-Sale Agreement.

- Right of Co-Sale: If any securities proposed to be so transferred by such selling Key Holder are not acquired by the company, Investors, or Rights Holders, and are to be sold to prospective buyer, each Investor and Rights Holder may sell their shares to that prospective buyer on a pro rata basis in lieu of such Key Holder transferring his, her or its corresponding securities, subject to certain limitations set forth in the Amended and Restated Right of First Refusal and Co-Sale Agreement.

- Dispute Resolution: The terms of the Amended and Restated Right of First Refusal and Co-Sale Agreement is to be governed under Delaware law and any controversy or claim arising as a result of the agreement will be submitted to arbitration taking place in Los Angeles, California.

- Termination of the Agreement: The agreement will automatically terminate upon the IPO of the company, a Deemed Liquidation Event, a Change of Control (as defined in the Amended and Restated Right of First Refusal and Co-Sale Agreement), or approval by the company and certain stockholders of the company (excluding, without limitation, the shares of Series A Preferred Stock and Series A-2 Preferred Stock).

Amended and Restated Voting Agreement

As noted above, investors in this offering will be required to agree to our Amended and Restated Voting Agreement. This agreement does not alter the non-voting status of the Series A-2 Preferred Stock in any way. The following summary identifies the material terms of that agreement and is qualified in its entirety by the Amended and Restated Voting Agreement itself, which is provided as an exhibit to this Offering Statement of which this Offering Circular is part:

- Board Composition: Under the Amended and Restated Voting Agreement, the company will have five directors Board seats, one to be filled by the holders of a majority of Series Seed Preferred Stock, one to be filled by the holders of a majority of the Common Stock (excluding any shares of Common Stock issued upon conversion of Preferred Stock), and two chosen by the mutual agreement of the former two groups.

- Increase of Authorized Common Stock: Each stockholder with the right to vote agrees to vote to approve the increase in authorized shares of Common Stock from time to time to ensure there will be sufficient shares of Common Stock available for conversion of outstanding shares of Preferred Stock.

- Drag-Along Right: In the event that holders of a majority of the shares of Common Stock initially issued to Corey Epstein, the holders of a majority of the Series Seed Preferred Stock, and the Board of Directors approve the sale of the company, all other stockholders must vote in favor of such transaction if such vote is solicited, refrain from exercising dissenters' rights with respect to such sale of the Company, and deliver any documentation or take other actions reasonably required, amongst other covenants, subject to certain limitations set forth in the Amended and Restated Voting Agreement.

- Dispute Resolution: The terms of the Amended and Restated Voting Agreement is to be governed under Delaware law and any controversy or claim arising as a result of the agreement will be submitted to arbitration taking place in Los Angeles, California.

- Termination of the Agreement: The agreement will automatically terminate upon the IPO of the company, a Sale of the Company (as defined in the agreement, and subject to certain limitations therein), or approval by the company and certain stockholders of the company (excluding, without limitation, the shares of Series A Preferred Stock and Series A-2 Preferred Stock.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Series CF Preferred Stock, you will have no voting rights. Even upon conversion of the shares purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor's stake in a company could be diluted due to the company issuing additional shares, whether as part of a capital-raising event, or issued as compensation to the company's employees or marketing partners. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, andcontrol dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in theamount earned per share (though this typically occurs only if the company offers dividends, and most development stage companies do not paydividends for some time).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new

  investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

- If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share. In some cases, dilution can also completely wipe out the value of investments made by early investors, without any person being at fault.

  Investors should understand how dilution works and the availability of anti-dilution protection.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Operating Results

Our 2016 net revenues were $2,500,306 compared with 2017 net revenues of $3,849,646, while our gross profit was $958,642 (38.3% gross margin) in 2016 and $1,590,115 (41.3% gross margin) in 2017. This represents a 54% increase in net revenue and a 65.8% increase in gross profit from 2016 to 2017.

The increase in our net revenue and gross profit was driven by four main areas:

· Increased AOV as we introduced new product categories with higher margins and retail price

· Onboarding of new suppliers, which allowed us to grow inventory levels and be in stock with more items

· Increased marketing spend to acquire new customers

· More repeat purchases from our existing customer base

In 2016, we made a decision to stop working with our largest supplier and move to new suppliers that were able to get us the payment terms to increase our inventory and be able to better finance our growth. Our current vendor base, which supported our growth in 2017, includes vendors that give us net 6090 payment terms and allow us to expand into new product categories and grow existing key categories such as denim and outerwear.

Our focus in 2018 has been to onboard additional suppliers that can support our growth by providing high quality goods at competitive prices, with the appropriate credit terms to allow us to scale even more rapidly. Additionally, we have designed a new vendor quality control process to inspect all inbound product deliveries for quality, finishing, and fit issues. This will result in decreased product returns and increased customer satisfaction. Finally, the company has made four new additional hires for the product team: Production Director, Sourcing Manager, Technical Designer, and Product Team Assistant. We anticipate these hires will result in an expansion of our product offering, higher quality products, and faster speed to market, all of which will help the company grow net revenues and gross profit in 2018.

The company's operating expenses consist of payroll, marketing, fulfillment, technology, professional services, and general and administrative costs. These were $3,065,836 in 2016 and $4,510,435 in 2017, an increase of 47%, with payroll (excluding retail) growing from $1,008,590 in 2016 to $1,324,415 in 2017, a 31% increase, advertising spend (including retail stores described above) growing from $1,143,208 in 2016 to $1,718,106 in 2017, a 50% increase, and general and administrative costs growing from $778,404 in 2016 to $1,280,149 in 2017, a 64% increase. We also spent $135,634 in 2016 and $187,765 in 2017 in legal, accounting, and professional fees related to the ongoing operation of the business and undertaking offerings of securities under Regulation A.

The primary components of the increase in payroll expenses were driven by the following factors:

● We grew our marketing team to four full time resources to help with customer acquisition, marketing materials, and enhanced site content.

● We hired a full time production manager in 2017 and hired a product team assistant and technical designer in Q1 2017.

Payroll expenses grew at a lower rate than gross profit, signifying an increase in the efficiency of our team.

The primary components of the increase in advertising were driven by:

· Increased spend across online and offline marketing channels, including Facebook, Instagram, Print Ads, Google, and our retail stores, which resulted in over 26,000 new customers acquired and over 43,000 purchases made in 2017, versus 16,000 new customers acquired and over 30,000 purchases made in 2016.

· Despite the increase in advertising, our blended CPA (cost per acquisition), went from $37 in 2016 to $31 in 2017, due to an increase in ad spend efficiency from a larger marketing team, along with high repeat purchase rates.

· Our new customer cost per acquisition also improved, from approximately $70 per customer in 2016 to approximately $52 per customer in 2017. The primary components of the increase in general and administrative expenses were driven by:

· General overhead such as software subscriptions, office expenses, supplies, legal, product samples, and photoshoots, which grew from $150,223 in 2016 to $310, 976 in 2017.

· Product development costs related to the launching of new styles and categories

Overall, we have been able to grow our gross profit year over year while keeping non-variable costs such as payroll and overhead down.

Our net loss for 2016 was $2,260,910 while our net loss for 2017 was $3,287,809, representing an increase of 45%. This loss was mostly related to increased financing costs, overhead, and payroll. The financing costs were related to ensuring the company had enough capital resources to invest in growth over the next 35 years. The overhead and payroll increases were directly related to our ability to build an organization that can sustain growth and increased revenue numbers in 2018 and 2019.

Our goal in 2018 is to improve product offering and quality, while also acquiring customers via efficient marketing spend.

In the marketing function we plan to focus our marketing and advertising resources on growing the acquisition channels that performed best for us in 2017.

These include focusing more of our team's efforts in managing and optimizing acquisition marketing such as paid social media marketing, email, and content marketing. Customer data analytics have become a key component in how we run our marketing organization. We have continued to make improvements and hires in this area, which will result in more efficient marketing spend as we seek to acquire customers via various acquisition channels both online and offline.

Our product team has been tasked with growing our product range, quality, and margin by sourcing new vendors and driving our existing vendors to decrease cost and production time. We currently rely on two main suppliers for the majority of our production, but we plan to onboard more as we grow inventory and product categories. As we test new products and categories, we aim to minimize financial risk and speed to market by ordering from more local and/or boutique manufacturers who are able to turn new products in faster times, in addition to our current suppliers in Asia and Europe. As we find new categories that work for us, we will then focus on optimizing these for growth by working with factories to decrease cost as we grow the total number of units we plan to order. In 2017, we on boarded four new customer service resources which enabled us to provide near round the clock support and launch live chat on mobile and desktop. Customer services continues to be a main focus for the business as we seek to provide our customers with the same level of responsive and service as they are able to get in luxury brick and mortar stores. We plan to continue this focus in 2018, which will include onboarding one two more customer service representatives and expanding customer facing and back office technical enhancements which will improve our team's efficiency and allow them to service customers better and faster.

Financial Milestones

The company's main focus over the next year is to continue to grow our product range and optimize our existing best sellers so that we can increase AOV, repeat customer purchase rate, and gross profit. AOV in 2016 was $110 and in 2017 was $125, a 14% increase year over year. Repeat customer sales was flat at 44% YoY, which is a great trend as we have grown our customer base by nearly 100% YoY, yet still was able to attract more repeat customers to buy despite a larger base. We believe that a large and more efficient product matrix coupled with a manufacturing partnership that will help us finance our growth will help lead to higher AOV and higher repeat customer revenues in 2018.

Additionally, the company plans to improve product quality and selection, by having a more responsive and efficient supply chain. We aim to produce the highest quality garments for the most competitive price in order to pass the savings onto our clients. With that in mind, we will spend the majority of 2018 focused on building relationships with new factories and manufacturers across the globe, that will be able to not only produce our bestselling products, but also help us expand into new product styles and categories. Finally, quality control will be a continued focused for the company, as we seek to build best in class quality control and production capabilities, ensuring that only the best and highest quality products end up in the hands of our customers.

Liquidity and Capital Resources

Liquidity and Capital Resources

As of December 31, 2017, the company held $346,900 in cash, $991,987 in finished goods and $103,207 in other current assets, and $864,960 in accounts payable and $522,126 in other current liabilities. This is compared with December 31, 2016, where the company held $179,012 in cash, $833,434 in finished goods and $78,907 in other current assets, and $1,276,817 in accounts payable and $1,210,115 in other current liabilities, $455,152 of which was the balance due on the Continental Business Credit revolving inventory loan. The decrease in Accounts Payable was due to the fact that the Company spent Q4 of 2017 switching manufacturers, which resulted in a necessary decrease in credit limit as we ramped up production and orders with new manufacturers. Overall, this demonstrates an improved financial position of the company with positive working capital of $55,008 as of December 31,2017 compared to a working capital deficit of $1,395,579 at December 31, 2016.

$15mm Convertible Note

In 2015, the company authorized the issuance of a $15mm convertible note. Through May 2016, the company raised $951,081 via this note, which converted into equity on September 12, 2016 as a part of the Regulation A (Tier 2) ("Regulation A+") financing round.

Regulation A+ Financing

In June 2017, the company closed its first Regulation A+ financing round, with gross proceeds of $1,791,233 raised through both SeedInvest and direct investments. The company has recently completed a second Regulation A+ financing round, which was qualified by the SEC on September 7, 2017. This offering was also conducted through SeedInvest. As of December 31, 2017, the company had closed on $1,292,383 in this round. As of March 23, 2018, we ceased taking new investments, with the final closing taking place following the filing of this annual report on May 4, 2018. The aggregate gross proceeds from this second Regulation A+ offering werel be $2,932,721, with 5,865,442 shares issued at a price of $0.50 per share.

Loan from Continental Business Credit

On May 18, 2016, the company closed on a loan with MBMJ Capital LLC, doing business as Continental Business Credit. The loan agreement included a revolving inventory line of credit and term loan. The revolving line of credit would allow the company to borrow up to 50% of the book value of all eligible inventory in its possession up to $1,000,000 at 11.50% in excess of the Prime Rate per annum. The balance of the loan was paid down daily with proceeds from the sale of inventory. This loan contained an early termination fee of $40,000.

Indebtedness

Loan from Black Oak Capital On March 10, 2017, the company closed a loan agreement with bocm3 DSTLDSenior Debt, LLC (Black Oak Capital). The loan is up to $4,000,000, which is to be used to refinance the existing debt from Continental Business Credit and to provide working capital to maintain and expand DSTLD's business. Black Oak Capital requires interest only payments at 12.50% per annum, along with a management fee, monthly for three years until March 10, 2020 when the entire principal of the loan is due. As of December 31, 2017, the company had an outstanding balance of $2,850,000 of this loan. As a part of this loan, the company has authorized the issuance to Black Oak Capital of warrants to purchase at an exercise price of $0.16, the company's common stock representing 1% of the capital stock of the company on a fully diluted basis for each $1 million loaned to the company, up to $4 million.

Recent offerings of securities

- 2016-09-20, Reg A, Capital Raised: $2,966,371.00, 5932742 Series A-2. Use of proceeds: Marketing, R&D, Payroll
- 2014-10-06, Reg D, Capital Raised: $951,080.65, 20714518 Series Seed Preferred Stock. Use of proceeds: Marketing, R&D, Payroll
- 2016-09-12, Reg A, Capital Raised: $1,808,844.96, 5648865 Series A. Use of proceeds: Marketing, R&D, Payroll

Valuation

$34,339,073.60

In June 2017, the company closed its first Regulation A+ financing round, with gross proceeds of $1,791,233 raised through both SeedInvest and direct investments. This was at a $22mm pre-money valuation, and close to $24mm post-money valuation. We have increased revenue run rate from the last time we did an equity round. The company completed a second Regulation A+ financing round on May 4, 2018, which was qualified by the SEC on September 7, 2017. The company was qualified to sell up to 20,000,000 shares of its Series A-2 Preferred Stock in the offering. As of the final close, the company sold 5,932,732 shares at a price of $0.50 per share, resulting in gross proceeds of $2,966,371. This was at a $30mm pre-money valuation and close to a $33mm post-money valuation. The $0.52 per share reflects the fact that we have increased revenue run rate from the last time we did an equity round.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold		
Total Proceeds:	$9,999.60	$999,999.52		
Less: Offering Expenses	$600	$60,000		
Net Proceeds	$9,399.60	$939,999.52		
Marketing	$4,699.60	$469,999.52		
Payroll	$2820	$282,000		

Product Buys	$1880	$188,000			
Total Use of Net Proceeds	$9,399.60	$939,999.52			

- Marketing: We will test multiple channels to find a scalable online customer acquisition, including Facebook, SEO, affiliates, and email.
- Payroll: We will expand the company by hiring key members in marketing and customer service.
- Product buys: We will expand our product offering and test different categories including leather, cotton basics, and core outerwear.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at dstld.com/investor. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Denim.LA, Inc.

[See attached]

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2017 AND 2016

Denim.LA, Inc.

Financial Statements
December 31, 2017 and 2016

20

DENIM.LA, INC.

TABLE OF CONTENTS

	Page

21

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Denim.LA, Inc.
Los Angeles, CA

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Denim.LA, Inc. (the "Company") as of December 31, 2017 and 2016, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's net losses from inception, negative cash flow from operations, and lack of liquidity raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ dbb*mckennon*

We have served as the Company's auditor since 2018

Newport Beach, California
April 30, 2018

22

DENIM.LA, INC.
BALANCE SHEETS
As of December 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 346,900	$ 179,012
Other receivables	-	12,275
Inventory	991,987	833,434
Deferred offering costs	6,539	48,099
Prepaid expenses	96,668	18,533
Total Current Assets	1,442,094	1,091,353
Non-Current Assets:		
Property and equipment, net	28,772	16,689
Software, net	-	9,603
Deposits	35,195	22,764
Total Non-Current Assets	63,967	49,056
TOTAL ASSETS	$ 1,506,061	$ 1,140,409

See accompanying notes to financial statements

23

DENIM.LA, INC.
BALANCE SHEETS
As of December 31, 2017 and 2016

	2017	2016
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 864,960	$ 1,276,817
Accrued expenses	133,475	81,305
Deferred revenue	49,054	27,391
Reserve for returns	193,737	130,467
Other liabilities	89,849	86,485
Sales tax liability	11,843	21,586
Related party payable	20,000	23,000
Employee backpay - related party	24,168	111,306
Accrued interest payable	-	48,423
Business loan	-	455,152
Promissory notes payable - related parties	-	225,000
Total Current Liabilities	1,387,086	2,486,932
Long-Term Liabilities:		
Venture debt, net of discount of $191,471 and $0, respectively	2,658,529	-
Total Liabilities	4,045,615	2,486,932
Commitments and contingencies (Note 10)		
Stockholders' Deficit:		
Series Seed convertible preferred stock, $0.0001 par, 20,714,518 shares authorized, 20,714,518 and 20,714,518 shares issued and outstanding at December 31, 2017 and 2016, respectively. Convertible into one share of common stock. Liquidation preference of $5,592,920 and $6,991,150 as of December 31, 2017 and 2016, respectively.	2,071	2,071
Series A convertible preferred stock, $0.0001 par, 14,481,413 shares authorized, 5,650,903 and 4,054,227 shares issued and outstanding at December 31, 2017 and 2016, respectively. Convertible into one share of common stock. Liquidation preference of $2,712,433 and $1,946,029 as of December 31 2017 and 2016, respectively.	565	405
Series A-2 convertible preferred stock, $0.0001 par, 20,000,000 shares authorized, 2,584,766 and 0 shares issued and outstanding at December 31, 2017 and 2016, respectively. Convertible into one share of common stock. Liquidation preference of $1,292,383 and $0 as of December 31, 2017 and 2016, respectively.	258	-
Undesignated preferred stock, $0.0001 par, 804,069 and 0 shares authorized, 0 and 0 issued and outstanding as of December 31, 2017 and 2016, respectively.	-	-
Common Stock, $0.0001 par, 100,000,000 and 72,000,000 shares authorized, 10,377,615 and 10,377,615 shares issued and outstanding, respectively.	1,038	1,038
Additional paid-in capital	9,696,864	7,602,504
Capital contribution receivable	(2,154)	(2,154)
Accumulated deficit	(12,238,196)	(8,950,387)
Total Stockholders' Deficit	(2,539,554)	(1,346,523)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 1,506,061	$ 1,140,409

See accompanying notes to financial statements

24

DENIM.LA, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2017 and 2016

		2017		2016
Net revenues	$	3,849,646	$	2,500,306
Costs of net revenues		2,259,531		1,541,664
Gross Profit		1,590,115		958,642
Operating Expenses:				
Sales and marketing		1,718,106		1,143,208
Compensation and benefits		1,324,415		1,008,590
General and administrative		1,280,149		778,404
Professional fees		187,765		135,634
Total Operating Expenses		4,510,435		3,065,836
Loss from operations		(2,920,320)		(2,107,194)
Other Income (Expense):				
Interest expense		(418,403)		(170,440)
Interest expense - beneficial conversion feature discount		-		(127,563)
Gain on forgiven debt		33,168		-
Non-operating income		18,546		145,087
Total Other Income (Expense)		(366,689)		(152,916)
Provision for Income Taxes		800		800
Net Loss	$	(3,287,809)	$	(2,260,910)
Weighted-average vested common shares outstanding				
-Basic and Diluted		10,377,615		9,499,201
Net loss per common share				
-Basic and Diluted	$	(0.32)	$	(0.24)

See accompanying notes to financial statements

25

DENIM.LA, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the years ended December 31, 2017 and 2016

	Series Seed Convertible Preferred Stock		Series A Convertible Preferred Stock		Series A-2 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Capital Contribution Receivable	Accumulated Deficit	Total Stockholders' Deficit
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount				
Balance at December 31, 2015	20,714,518	$ 2,071	-	$ -	-	$ -	9,396,362	$ 940	$ 5,621,436	$ (2,154)	$ (6,689,477)	$ (1,067,184)
Stock-based compensation	-	-	-	-	-	-	-	-	160,215	-	-	160,215
Issuance of Series A preferred stock	-	-	2,072,822	207	-	-	-	-	994,228	-	-	994,435
Offering costs	-	-	-	-	-	-	-	-	(251,723)	-	-	(251,723)
Conversion of convertible notes payable	-	-	1,981,405	198	-	-	981,253	98	950,785	-	-	951,081
Beneficial conversion feature discount	-	-	-	-	-	-	-	-	127,563	-	-	127,563
Net loss	-	-	-	-	-	-	-	-	-	-	(2,260,910)	(2,260,910)
Balance at December 31, 2016	20,714,518	2,071	4,054,227	405	-	-	10,377,615	1,038	7,602,504	(2,154)	(8,950,387)	(1,346,523)
Stock-based compensation	-	-	-	-	-	-	-	-	177,975	-	-	177,975
Issuance of Series A preferred stock	-	-	1,596,676	160	-	-	-	-	765,786	-	-	765,946
Issuance of Series A-2 preferred stock	-	-	-	-	2,584,766	258	-	-	1,292,125	-	-	1,292,383
Offering costs	-	-	-	-	-	-	-	-	(330,093)	-	-	(330,093)
Fair value of warrant issuances	-	-	-	-	-	-	-	-	188,567	-	-	188,567
Net loss	-	-	-	-	-	-	-	-	-	-	(3,287,809)	(3,287,809)
Balance at December 31, 2017	20,714,518	$ 2,071	5,650,903	$ 565	2,584,766	$ 258	10,377,615	$ 1,038	$ 9,696,864	$ (2,154)	$ (12,238,196)	$ (2,539,554)

Undesignated preferred stock had no activity or balances for the periods presented

See accompanying notes to financial statements

26

DENIM.LA, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2017 and 2016

	2017	2016
Cash Flows From Operating Activities		
Net loss	$ (3,287,809)	$ (2,260,910)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	20,557	42,218
Stock-based compensation	177,975	160,215
Fair value of warrants issued for services	113,520	-
Gain on forgiven debt	(33,168)	-
Amortization of beneficial conversion feature discount	-	127,563
Amortization of loan discount	15,400	-
Amortization of loan fees	48,442	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in other receivable	12,275	1,458
(Increase)/Decrease in inventory	(158,552)	(516,404)
(Increase)/Decrease in prepaid expenses	(78,135)	(13,770)
Increase/(Decrease) in accounts payable	(378,691)	931,814
Increase/(Decrease) in accrued expenses	52,170	22,994
Increase/(Decrease) in deferred revenue	21,663	18,415
Increase/(Decrease) in reserve for returns	63,270	61,781
Increase/(Decrease) in other liabilities	3,364	17,790
Increase/(Decrease) in sales tax liability	(9,743)	(70,853)
Increase/(Decrease) in employee backpay - related party	(87,138)	(126,846)
Increase/(Decrease) in accrued interest payable	(38,800)	45,579
Net Cash Used In Operating Activities	(3,543,400)	(1,558,956)
Cash Flows From Investing Activities		
Purchase of property and equipment	(23,038)	(8,327)
Deposits	(12,429)	-
Net Cash Used In Investing Activities	(35,467)	(8,327)
Cash Flows From Financing Activities		
Advance from/(repayment to) related party	(3,000)	11,000
Proceeds from related party notes	-	140,000
Repayments on related party notes	(185,000)	(15,000)
Proceeds from issuance of Series A preferred stock	716,323	994,435
Proceeds from issuance of Series A-2 preferred stock	1,292,383	-
Offering costs	(291,298)	(299,822)
Proceeds from issuance of venture debt, net of fees	2,672,499	-
Repayments on short-term loan payable	-	(200,255)
Repayments on promissory note payable	-	(29,215)
Proceeds/(repayments) from/(on) business loan	(455,152)	455,152
Issuance of convertible notes payable	-	690,000
Net Cash Provided By Financing Activities	3,746,755	1,746,295
Net Change In Cash	167,888	179,012
Cash at Beginning of Year	179,012	-
Cash at End of Year	$ 346,900	$ 179,012
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 393,360	$ 124,861
Cash paid for income taxes	$ 800	$ 800
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of convertible notes payable to Series A preferred stock and common stock	$ -	$ 951,081
Conversion of notes payable and interest to Series A preferred stock	$ 49,623	$ -
Relief of related party receivable with related party payable	$ -	$ 46,636
Discount due to warrants and beneficial conversion feature	$ 56,970	$ 127,563
Warrants issued for offering costs	$ 18,077	$ -

See accompanying notes to financial statements

27

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Denim.LA, Inc. (the "Company"), is a corporation organized September 17, 2012 under the laws of Delaware as a limited liability company under the name Denim.LA LLC. The Company converted to a Delaware corporation on January 30, 2013 and changed its name to Denim.LA, Inc. The Company does business under the name DSTLD. The Company sells premium denim and other products direct to consumers.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $3,287,809 and $2,260,910 for the years ended December 31, 2017 and 2016, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2017 and 2016. The Company has historically lacked liquidity to satisfy obligations as they come due, and although the Company currently has positive working capital of $55,008, this is substantially due to the refinancing of debt obligations which are currently presented long-term. As of December 31, 2016, the Company had a working capital deficit of $1,395,579. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on the reported results of operations. See additional information in Note 6.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. The Company's cash balance of certain accounts exceeded the FDIC insured limits by $41,298 and $0 as of December 31, 2017 and 2016, respectively.

28

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

Capital Contribution Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a capital contribution receivable as an asset on a balance sheet. When contributed capital receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' deficit on the balance sheet.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2017 and 2016 consist entirely of finished good products purchased for resale and any materials the Company purchased to modify the products. The Company has outsourced the warehousing and fulfillment of its inventory to a third party.

Property, Equipment, and Software

Property, equipment, and software are recorded at cost. Depreciation/amortization is recorded for property, equipment, and software using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2017 and 2016 consist of software with three (3) year lives and property and equipment with 3-10 year lives.

29

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

Depreciation and amortization charges on property, equipment, and software are included in general and administrative expenses and amounted to $20,557 and $42,218 for the years ended December 31, 2017 and 2016, respectively. Capital assets as of December 31, 2017 and 2016 are as follows:

	2017	2016
Computer equipment	$ 59,779	$ 43,111
Furniture and fixtures	10,754	4,384
Leasehold improvements	81,325	81,325
	151,858	128,820
Accumulated depreciation	(123,086)	(112,131)
Property and equipment, net	$ 28,772	$ 16,689
Software	$ 52,200	$ 52,200
Accumulated amortization	(52,200)	(42,597)
Software, net	$ -	$ 9,603

Impairment of Long-lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

30

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. Orders that have been placed and paid as of year-end but have not been shipped are recorded to deferred revenue. Sales tax is collected on sales in California and these taxes are recorded as a liability until remitted. The Company estimates returns based on its historic results and return policy in place at the sale date and records an allowance against revenues for this estimate. Liabilities are recorded for promotional credits and store credit issued to customers. The reserve for returns totaled approximately $194,000 and $130,000 as of December 31, 2017 and 2016, respectively, and is included in reserves for returns in the accompanying balance sheets.

Cost of Sales

Cost of sales consists primarily of inventory, shipping costs and merchant fees.

Shipping and Handling

The Company recognizes shipping and handling billed to customers as a component of net revenues, and the cost of shipping and handling as a component of costs of net revenues. Total shipping and handling billed to customers as a component of net revenues was approximately $60,000 and $29,000 for the years ended December 31, 2017 and 2016, respectively. Total shipping and handling costs included in costs of net revenues was approximately $491,000 and $276,000 for the years ended December 31, 2017 and 2016, respectively.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2017 and December 31, 2016 amounted to approximately $1,345,000 and $872,000, respectively, which is included in selling and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, *Equity*. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock or stock award on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

31

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' deficit or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2017 and 2016, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2017 and 2016 are as follows:

	2017	2016
Series Seed Preferred Stock (convertible to common stock)	20,714,518	20,714,518
Series A Preferred Stock (convertible to common stock)	5,650,903	4,054,227
Series A-2 Preferred Stock (convertible to common stock)	2,584,766	-
Common stock warrants	4,749,398	10,000
Preferred stock warrants	175,503	-
Exercisable stock options	11,583,214	8,510,152
Total potentially dilutive shares	45,458,302	33,288,897

Concentrations

The Company has two vendors that made up 21% and 17% of accounts payable as of December 31, 2017. Two vendors as of December 31, 2016 made up 48% and 14% of accounts payable. All of these concentrations relate to vendors that provided inventory during 2017 and 2016 (see below).

The Company utilized two vendors that made up 22% and 59% of all inventory purchases, respectively during the year ended December 31, 2017 and two vendors that made up 42% and 52% of all inventory purchases, respectively during the year ended December 31, 2016. The loss of one of these vendors, may have a negative short-term impact on the Company's operations; however, we believe there are acceptable substitute vendors that can be utilized longer-term.

32

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

Recent Accounting Pronouncements

In July 2015, the FASB issued Accounting Standards Update ("ASU") 2015-11, *Simplifying the Measurement of Inventory*, which requires entities to compare the cost of inventory to only one measure, its net realizable value, and not the three measures required by Topic 330. This ASU is effective for fiscal reporting periods beginning after December 15, 2016, but earlier application is permitted. The Company has elected to early adopt the ASU and has applied the provisions of the ASU to the financial statements for the years ended December 31, 2017 and 2016.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We intend to adopt the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows* (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 4: LONG-TERM DEBT

Short-Term Loan Payable

In January 2015, the Company entered into a short-term loan agreement in the amount of $150,000, bearing interest at 39%. The loan called for 378 daily payments of $552. In August 2015, the loan was modified to increase the loan amount to $250,000, reduce the interest rate to 32.3%, and change the daily payment to $1,050 per day for a term of 315 daily payments. The proceeds from the short-term loan were used for operations. The balance due as of December 31, 2015 was $200,255. On May 18, 2016, the Company repaid the outstanding balance in full and closed this note. Interest expense (inclusive of penalties and fees) of $0 and $40,524 was recorded on this note during the years ended December 31, 2017 and 2016, respectively.

Promissory Notes Payable

In January 2013, the Company issued two non-convertible notes payable to related parties in the aggregate principal amount of $50,644. Interest on the notes was 0.21%. During the year ended December 31, 2016, the Company repaid one of these notes in the principal amount of $4,217 and transferred the other against a related party receivable with the same party in the amount of $46,636. As of December 31, 2017 and 2016, these balances were therefore zero.

In November 2015, the Company issued an unsecured promissory note for $25,000, bearing interest at 2% per annum and maturing on December 31, 2015. The note was not paid on the due date. During the year ended December 31, 2016, the Company repaid this balance in full, and therefore the balance was zero as of December 31, 2017 and 2016.

33

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

Convertible Notes Payable – 2015 and 2016 Issuances

Between September 2015 and May 2016, the Company issued convertible promissory notes of varying amounts, subject to automatic conversion upon a qualified equity financing in excess of $1,500,000 (inclusive of the notes) and optional conversion upon a non-qualified equity financing, as defined in the note agreements. The notes' conversion rate included a 20% discount to the lowest price in the qualified or non-qualified equity financing round, or at the quotient obtained by dividing the valuation cap of $15,000,000 by the fully-diluted capital at the date of the conversion ($0.32 per share conversion price at the conversion date) if the valuation at the qualified equity financing exceeds the valuation cap. The conversion provisions provide that the notes were convertible into the number of preferred stock obtained by dividing the outstanding principal by the undiscounted conversion price plus the number of common stock obtained by dividing the outstanding principal by the discounted conversion price minus the number of preferred stock converted shares. The total principal outstanding on these issuances amounted to $361,081 as of December 31, 2015, where one note for $100,000 was classified as a convertible note as of December 31, 2015, then subsequently reclassified to a non-convertible promissory note during 2016. Total issuances for the year ended December 31, 2016 were $690,000, the proceeds of which were used for operations. Interest accrued on the notes at the Wall Street Journal Prime (3.75%) per annum until maturity or conversion, and accrued interest payable on these notes was $0 and $18,750 as of December 31, 2017 and 2016, respectively, where the unpaid interest at conversion had not yet been paid out as of December 31, 2016, then was repaid in full during the year ended December 31, 2017. Accrued interest was not convertible on these notes. The notes had a 36-month term with each 2015 issuance to expire in 2018 and each 2016 issuance to expire in 2019, when all principal and accrued interest was to come due. The 2016 Series A Preferred Stock issuances discussed in Note 5 triggered conversion of all convertible notes payable outstanding in September 2016 under the conversion terms. This resulted in relieving $951,081 of principal on the convertible notes outstanding on the conversion date into 1,981,405 shares of Series A Preferred Stock and 981,253 shares of common stock.

The Company determined that these notes contained a beneficial conversion feature contingent upon a future event due to the discounted conversion provisions. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion features on these convertible notes based on the issuance date fair value of the Company's stock and the discounted conversion features. In accordance with FASB ASC 470-20, a contingent beneficial conversion feature in an instrument that becomes convertible only upon the occurrence of a future event outside the control of the holder is not recognized in earnings until the contingency is resolved. Therefore, these beneficial conversion features were not recorded as note discounts at the issuance dates of the notes, but rather, were recognized effective on the conversion date in September 2016, resulting in the recognition of the fair value of the conversion features to additional paid-in capital and interest expense in the amount of $127,563 for the year ended December 31, 2016. The Company used a fair value of its common stock of $0.13 per share based on external valuations.

As of December 31, 2017 and 2016, all notes had been converted, and therefore, the outstanding balance was $0.

Business Loan

On May 18, 2016, the Company closed on a loan with MBMJ Capital LLC dba Continental Business Credit, which includes the following funding mechanisms. The loans required a minimum monthly interest charge of $2,500, are subject to a default rate of an additional 7% on the stated interest rates, and required a $10,000 facility fee at closing.

Revolving Inventory Finance Facility: The Company could borrow up to 50% of the book value of all eligible inventory in its possession. The balance of the loan was to be paid down daily with proceeds from the sale of inventory. The loan was revolving, and therefore the Company could continue to draw on the note up to 50% of eligible inventory as the loan was being paid down. The maximum credit limit for this loan was $1,000,000. This loan bore interest at prime plus 11.50% per annum, with a minimum rate of 15% (15.5% at December 31, 2016) payable monthly. The loan had a one-year term. The balance outstanding on this note as of December 31, 2016, inclusive of accrued interest, was $455,152. The proceeds of this loan were used for operations. The loan was repaid in its entirety in conjunction with the 2017 venture debt discussed in the following section of this note in April 2017.

34

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

Term Loan: This term loan provided Continental Business Credit a valid and senior security interest in all assets of the Company. The term loan had a maximum balance of $300,000. The term loan bore interest at 24%, with a default rate of 31%. All principal on the term loan was due July 31, 2016 and interest was due and payable monthly. The term loan was allowed to be extended for up to 90 days at the lender's discretion for a principal amount not to exceed $150,000, subject to an extension fee. The term loan was repaid during 2016.

Total interest and fees recognized on these business loans for the years ended December 31, 2017 and 2016 was $65,587 and $79,337, respectively.

Venture Debt

In March 2017, the Company entered into a senior credit agreement with an outside lender for up to $4,000,000, dependent upon the achievement of certain milestones. The initial close amount was a minimum of $1,345,000. The loan bears interest at 12.5% per annum, compounded monthly, plus fees. A 5% closing fee is due upon each closing, legal and accounting fees of up to $40,000, and management fees of $4,167 per month. The loan requires monthly payments of interest commencing March 31, 2017, and a balloon payment for the full principal amount at maturity in March 2020. Prepayments are allowed, subject to various provisions, including a minimum payment amount of $250,000. Repayment is accelerated upon a change in control, as defined in the agreement. The loan is senior to all other debts and obligations of the Company, is collateralized by all assets of the Company, and shares of the Company's common stock pledged by officers of the Company. As of December 31, 2017, the loan balance is $2,850,000, resulting from cash disbursed to the Company of $1,977,098, loan fees of $177,500 charged to the loan balance, and cash disbursed to repay other debts of the Company of $695,402, inclusive of $118,402 repaid to a related party note payable (board member). An additional $20,843 in loan fees were also paid, which were included as part of the discount to the loan as further discussed below. The Company failed to comply with certain debt covenants during the year ended December 31, 2017, but received a waiver from the lender and therefore is not considered to be in default on this debt.

Total loan fees of $198,343 were incurred in conjunction with this loan, and such were recorded as a discount to the loan and are amortized under the effective interest method to interest expense over the life of the loan. For the year ended December 31, 2017, $48,442 of these loan fees were amortized to interest expense, leaving an unamortized balance of $149,901 as of December 31, 2017.

The lender was also granted warrants to purchase common stock representing 1% of the fully diluted capitalization of the Company for each $1,000,000 of principal loaned under the agreement, prorated based on actual funding for the final closing, where the additional $850,000 of funding as of December 31, 2017 therefore did not yet trigger issuance of the next tranche of warrants. As of December 31, 2017, warrants for 1,139,398 shares of common stock were issued to the lender with an exercise price of $0.16 per share, expiring after ten years. As discussed in Note 7, these warranted were valued at $56,970 and recorded as a discount to the note payable balance, and are being amortized under the effective interest method over the life of the loan. For the year ended December 31, 2017, $15,400 was amortized to interest expense, leaving an unamortized balance of $41,570 as of December 31, 2017. Additional warrants are to be issued upon hitting $3,000,000 in total financing under this facility, which occurred after December 31, 2017 in January 2018 resulting in the issuance of warrants for 617,731 shares of common stock.

Interest expense on this loan for the year ended December 31, 2017 was $275,403.

35

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

NOTE 5: STOCKHOLDERS' DEFICIT

Convertible Preferred Stock

On October 3, 2014, the Company amended its Certificate of Incorporation to authorize 21,209,487 shares of $0.0001 par preferred stock. In June 2016, the Certificate of Incorporation was amended to increase the authorized preferred stock to 38,800,000 shares of $0.0001 par preferred stock. The Company designated 20,714,518 shares of preferred stock as Series Seed Preferred Stock and 14,481,413 shares of preferred stock as Series A Preferred Stock. In July 2017, the Certificate of Incorporation was amended to increase the authorized preferred stock to 56,000,000 shares of $0.0001 par preferred stock. The Company designated 20,714,518 shares of preferred stock as Series Seed Preferred Stock, 14,481,413 shares of preferred stock as Series A Preferred Stock, and 20,000,000 shares of Series A-2 Preferred Stock, with 804,069 shares of preferred stock undesignated.

As of December 31, 2017 and 2016, 20,714,518 and 20,714,518 shares of Series Seed Preferred Stock were issued and outstanding, 5,650,903 and 4,054,227 shares of Series A Preferred Stock were issued and outstanding, and 2,584,766 and 0 shares of Series A-2 Preferred Stock were issued and outstanding, all respectively.

Series Seed Preferred Stock holders are entitled to vote on an as converted basis, while Series A Preferred Stock holders and Series A-2 Preferred Stock holders do not have voting privileges. The preferred stockholders have certain dividend preferences over common stockholders. The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections. All classes of preferred stock are subject to automatic conversion into the Company's common stock if and upon an initial public offering of $25,000,000 or greater. The preferred stockholders are entitled to a liquidation preference over common stockholders of the greater of: 1) the preferred stock purchase price ($0.27 per share for Series Seed Preferred Stock, $0.48 per share for Series A Preferred Stock, and $0.50 per share for Series A-2 Preferred Stock) multiplied by a multiple of 1.00 for Series A Preferred Stock and Series A-2 Preferred Stock, and 1.00 or 1.25 depending upon certain conditions for the Series Seed Preferred Stock, as defined in the articles of incorporation generally as decreasing to 1.0 after raising $3,000,000 of gross proceeds from the sale of capital stock (excluding Series Seed Preferred); 2) on an as converted to common stock at the liquidation date. Based on circumstances in place as of December 31, 2017 and 2016, the liquidation preference on the Series Seed Preferred Stock was subject to the 1.00 and 1.25 multiple and the liquidation preferred on the Series A Preferred Stock was subject to a multiple of 1.00 and 1.00, respectively. The total liquidation preferences as of December 31, 2017 and 2016 amounted to $9,597,736 and $8,937,179, respectively.

36

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

In 2016, the Company closed on several stock issuance rounds of its Series A Preferred Stock financing conducted under Regulation A, resulting in the issuance of 2,072,822 shares of Series A Preferred Stock at a price per share of $0.48, providing gross proceeds of $994,435 for the year ended December 31, 2016. During the year ended December 31, 2017, the Company issued an additional 1,596,676 shares of Series A Preferred Stock at a price per share of $0.48, providing cash proceeds of $716,323 and conversions of debts of $49,623, for gross proceeds of $765,946.

The 2016 Series A Preferred Stock issuances triggered conversion of all convertible notes payable outstanding in September 2016 under the conversion terms. This resulted in relieving $951,081 of principal on the convertible notes outstanding on the conversion date into 1,981,405 shares of Series A Preferred Stock and 981,253 shares of common stock.

In 2017, the Company closed on several stock issuance rounds of its Series A-2 Preferred Stock financing conducted under Regulation A, resulting in the issuance of 2,584,766 shares of Series A-2 Preferred Stock at a price per share of $0.50, providing gross proceeds of $1,292,383 for the year ended December 31, 2017.

Common Stock

The Company authorized 100,000,000 and 72,000,000 shares of common stock at $0.0001 par value as of December 31, 2017 and 2016, respectively. As of December 31, 2017 and 2016, 10,377,615 and 10,377,615 shares of common stock were issued and outstanding.

During 2016, 981,253 shares of common stock were issued in conjunction with the conversion of convertible notes payable, as discussed previously in this note.

Common stockholders have voting rights of one vote per share. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

NOTE 6: RELATED PARTY TRANSACTIONS

Related Party Payable

A family member of an officer advanced the Company $12,000 during 2014. The unpaid balance was $0 and $3,000 as of December 31, 2017 and 2016, respectively.

This individual also owns and controls a company that provided accounting services to the Company at a rate of $2,500 per month commencing in 2015 through April 2016. A total of $20,000 and $20,000 was due under this arrangement as of December 31, 2017 and 2016, respectively.

Promissory Notes Payable

During 2016, the Company issued two promissory notes to related parties with combined outstanding principal balances of $225,000 as of December 31, 2016. The notes were payable on demand. These notes bore interest at 20%. In March and April of 2017, $185,000 of these loans were repaid with the 2017 loan issuance proceeds along with accrued interest $33,402. In March 2017, the Company converted the $40,000 note payable, along with accrued interest of $9,623, into 98,402 shares of its Series A Preferred Stock at a conversion rate of $0.48 per share. Interest expense of $11,999 was recognized on these notes during the year ended December 31, 2017, and $0 remains unpaid and outstanding as of December 31, 2017.

37

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

Employee Backpay and Loans Receivable

Two officers of the Company have deferred their salary during portions of 2014-2016. The Company commenced repaying these obligations during 2017. The amounts payable under these arrangements as of December 31, 2017 and 2016 were $430,568 and $501,033, respectively.

The Company has loaned funds to these same two officers of the Company throughout the life of the business, which amounted to $406,400 and $389,727 as of December 31, 2017 and 2016. These loans are payable on demand and do not bear interest

The net payable from the loans receivable and employee backpay are presented on the balance sheets as a net liability (employee backpay – related party) in the amounts of $24,168 and $111,306 as of December 31, 2017 and 2016, respectively. These balances are presented net pursuant to an agreement with these officers net the loans receivable against backpay owed in order to settle both the loans receivable and backpay. The Company has accrued estimated employer taxes on backpay.

In the previously issued 2016 balance sheet, these balances were presented in their gross amounts, with related party receivables of $389,727 was presented as an asset and the $501,033 backpay liability was presented as a liability.

Payment Processor:

The Company's backend payment processor's majority shareholder is a director of the Company. Total expenses for the years ended December 31, 2017 and 2016 were $119,509 and $81,312, respectively and included in costs of net revenues in the accompanying statements of operations.

Officer Stock Issuance and Promissory Note:

On October 14, 2013, the Company issued 2,688,889 shares of $0.0001 par common stock at a price of $0.09 per share to an officer of the Company under a restricted stock purchase agreement. The Company determined the fair value per share at the issuance date was $0.15 per share. The shares were subject to vesting provisions where 268,889 shares vested immediately upon issuance, and the remaining 2,420,000 shares vested prorata over a period of 36 months (67,222 shares per month). All shares have vested as of December 31, 2016, with all related expense being recorded prior to 2016.

The Company also approved the issuance of $70,000 of loans to this officer. This note has not been drawn upon to date.

38

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

NOTE 7: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, share-based compensation expense, and for net operating loss carryforwards. As of December 31, 2017 and 2016, the Company had net deferred tax assets before valuation allowance of $4,287,870 and $2,987,952, respectively. The following table presents the deferred tax assets and liabilities by source:

	2017	2016
Deferred Tax Assets:		
Net operating loss carryforwards	$ 4,300,823	$ 2,953,185
Stock-based compensation	52,450	40,557
Deferred Tax Liabilities:		
Depreciation timing differences	(5,790)	(5,790)
Unamortized debt issuance costs	(59,613)	-
Valuation allowance	(4,287,870)	(2,987,952)
Net Deferred Tax Asset	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2017 and 2016, cumulative losses through December 31, 2017, and no history of generating taxable income. Therefore, valuation allowances of $4,287,870 and $2,987,952 were recorded as of December 31, 2017 and 2016, respectively. Accordingly, an $800 provision for income taxes has been recognized for the years ended December 31, 2017 and 2016. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 39.8%. The effective rate is reduced to 0% for 2017 and 2016 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2017 and 2016, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $10,803,916 and $7,418,571, which may be carried forward and will expire between 2033 and 2037 in varying amounts.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, we consider the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

39

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 8: SHARE-BASED PAYMENTS

Warrants

In February 2014, the Company issued 10,000 warrants to purchase shares of common stock under a board advisory agreement for advisory services provided to the Company. The shares available under this warrant vest over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: five years after their date of issuance (2019), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.15 per share. The number of shares or exercise price will be adjusted in the event of any stock dividend, stock splits or recapitalization of the Company. The Company determined the fair value of these warrants under a Black-Scholes calculation was de minimus and therefore did not record an adjustment to additional paid-in capital for the value of the services received in exchange for these warrants. As of December 31, 2017 and 2016, 10,000 and 10,000 warrants were vested and outstanding, respectively.

In 2017, the Company issued a warrant in conjunction with a service agreement. The warrant is exercisable into 3,600,000 shares of common stock at an exercise price of $0.16 per share. The warrant expires in June 2021. The warrant vested 1/3 at issuance, then vests at a rate of 1/36 per month at each monthly anniversary commencing June 7, 2017, subject to continuous service with the Company. As of December 31, 2017, 1,800,000 of these warrants had vested, and the agreement was terminated effective December 31, 2017. The Company determined the fair value of these warrants at the initial grant date to be $0.048 per share under the Black-Scholes method, which was revalued as the warrants vested. The fair value was to be recognized ratably over the underlying vesting period of this warrant. During the year ended December 31, 2017, $113,520 of expense was recognized to general and administrative expense related to this warrant. As the agreement terminated effective December 31, 2017, there will be no further compensation expense recorded on this agreement. The range of Black-Scholes inputs utilized in calculating the fair value of this warrant were as follows:

	2017
Risk Free Interest Rate	1.94%-2.06%
Expected Dividend Yield	0.00%
Expected Volatility	32.00%
Expected Life (years)	3.5-4.5

In March 2017, a lender to the Company was granted warrants to purchase common stock representing 1% of the fully diluted capitalization of the Company for each $1,000,000 of principal loaned under the agreement, prorated based on actual funding for the final closing, see Note 4. As of December 31, 2017, warrants for 1,139,398 shares of common stock were issued to the lender with an exercise price of $0.16 per share, expiring after ten years. Additional warrants are to be issued upon hitting $3,000,000 in total financing under this facility, which occurred in January 2018 resulting in the issuance of warrants for 617,731 shares of common stock.

40

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

The Company determined the fair value of these warrants to be $0.05 per share under the Black-Scholes method, with the following inputs, providing a total value of $56,970 which was recorded as a discount to the loan and is being recognized ratably over term of the loan. See Note 4 for additional information.

	2017
Risk Free Interest Rate	1.92%
Expected Dividend Yield	0.00%
Expected Volatility	32.00%
Expected Life (years)	5.00

Preferred Stock Warrants

In 2017, in conjunction with the closing of its offering under Regulation A discussed in Note 4, the Company issued its broker-dealer in this offering 175,503 fully vested warrants to purchase its Series A Preferred Stock at an exercise price of $0.48 per share, expiring in five years. The fair value of these warrants was calculated under the Black-Scholes method, using below variables, resulting in an aggregate fair value of $18,077 being recorded to additional paid-in capital and as offering costs within additional paid-in capital. The Company is under a similar arrangement with the same broker-dealer with regards to its Series A-2 offering discussed in Note 5, where 5% warrant coverage will be issued upon the closing of that round in 2018, inclusive of the 2017 issuances.

	2017
Risk Free Interest Rate	2.09%
Expected Dividend Yield	0.00%
Expected Volatility	32.00%
Expected Life (years)	3.5

Stock Plan

The Company has adopted the 2013 Stock Plan, as amended and restated (the "Plan"), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the Plan was 18,693,055 and 16,693,055 shares as of December 31, 2017 and 2016, respectively. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 5,223,639 and 6,687,403 as of December 31, 2017 and 2016, respectively.

41

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

Vesting generally occurs over a period of immediately to four years. A summary of information related to stock options for the years ended December 31, 2017 and 2016 is as follows:

| | December 31, 2017 | | December 31, 2016 | |
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	9,917,652	$ 0.12	9,917,652	$ 0.12
Granted	3,488,764	0.16	-	-
Exercised	-		-	-
Forfeited	(25,000)	0.16	-	-
Outstanding - end of year	13,381,416	$ 0.13	9,917,652	$ 0.12
Exercisable at end of year	11,583,214	$ 0.13	8,510,152	$ 0.12
Weighted average grant date fair value of options granted during year	$ 0.057		N/A	
Weighted average duration (years) to expiration of outstanding options at year-end	7.70		8.10	

This table has been modified from the previously issued 2016 financial statements due to past forfeitures of 566,667 that were not previously recognized as reductions to the outstanding options. The result was a 566,667 reduction to the beginning and ending 2016 options outstanding from 10,484,319 to 9,917,652 and a 530,438 reduction in the exercisable options as of December 31, 2016 from 9,040,590 to 8,510,152. There was no financial impact of this change.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the years ended December 31, 2017 and 2016 are as follows:

42

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

	2017	2016
Risk Free Interest Rate	2.08%	N/A
Expected Dividend Yield	0.00%	N/A
Expected Volatility	32.00%	N/A
Expected Life (years)	5.75-6.25	N/A
Fair Value per Stock Option	$ 0.057	N/A

The total grant-date fair value of the options granted during the year ended December 31, 2017 was $197,560. Stock-based compensation expense of $177,975 and $160,215 was recognized for the years ended December 31, 2017 and 2016, respectively. These costs are included in compensation and benefits in the accompanying statements of operations. Total unrecognized compensation cost related to non-vested stock option awards amounted to $104,657 and $89,150 for the years December 31, 2017 and 2016, respectively, and will be recognized over a weighted average period of 23 months as of December 31, 2017.

NOTE 9: LEASE OBLIGATIONS

Effective December 2013, the Company entered into a lease agreement for warehouse space. The lease term commenced December 1, 2013 and expired after 39 months, on February 28, 2017. Monthly lease obligations under the agreement were base rent starting at $8,617 per month plus operating costs estimated at $2,439, but subject to actual expenses. The base rent contractually escalated to $8,876 per month beginning December 1, 2014 and to $9,142 per month beginning December 1, 2015. A $17,234 deposit was paid at the commencement of the lease.

The Company ceased using the warehouse space in August 2014, and entered into a lease agreement with a sub-lessor at a rate of $11,056 per month. The 30-month lease term commenced September 2014 and expired in February 2017. The income from the sublease is recorded to Other Income on the Statements of Operations.

The Company has entered into a lease agreement for office space effective March 1, 2014. The lease calls for monthly rent payments of $5,000 commencing March 1, 2014 on a month-to-month basis.

The minimum future lease obligations on the Company's lease agreements as of December 31, 2017 and 2016 were $0 and $23,162 (obliged for 2017 payment).

The Company entered into four short-term lease agreements for building space during 2017, one of which terminated on December 31, 2017. The total base rent from the three remaining lease agreements is $17,300 per month.

Total rent expense for the years ended December 31, 2017 and 2016 was $152,674 and $190,723, offset by non-operating rental income of $19,328 and $145,087, all respectively.

43

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the years then ended

NOTE 10: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 11: SUBSEQUENT EVENTS

Preferred Stock Issuances

Subsequent to December 31, 2017, the Company issued an additional 3,280,676 shares of Series A-2 Preferred Stock at $0.50 per share, providing gross proceeds of $1,640,338. This offering was a continuation of the Series A-2 Preferred Stock issuances disclosed in Note 5 and had the same terms as such issuances.

Lease Agreement

In January 2018, the Company entered into a lease agreement requiring base rent payments of $14,500 per month for a 36-month term. The lease required a $43,500 deposit.

Management's Evaluation

Management has evaluated subsequent events through April 30, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

44

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

What's New ▾ Discover Investments Edit My Campaign Launch an ICO NEW Meilani K. ▾

DSTLD is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.

PLAY VIDEO
53
Days Left
51
Investors
$39,762.32
Raised of $10K - $1M goal
Invest Now
$299.52 minimum investment
DSTLD
Premium Denim + Luxury Closet Essentials
Small OPO West Hollywood, CA E-Commerce
Accepting International Investment

Overview Team Terms Updates Comments Share

LIFE, DISTILLED.

Premium Denim + Luxe Essentials. No Retail Markup.

DSTLD
LOS ANGELES

DSTLD (pronounced 'distilled') is a digitally native brand designed with the creative class in mind. Through our direct-to-consumer approach to contemporary fashion, DSTLD crafts premium denim and luxury closet essentials at ⅓ traditional retail price. Our name is derived from the word 'distilled,' meaning to extract only the essential. As such, DSTLD boasts an unembellished line of key wardrobe pieces in a fundamental color palette of black, white, grey, and denim.

Our LA-based brand launched in 2014 under the premises that ethically produced, well-crafted clothing shouldn't cost so much, and that Fast Fashion is an excessive and unsustainable industry. Inspired by the creatives that constitute Los Angeles, filmmakers, writers, entrepreneurs, artists, and designers, Corey Epstein and Mark Lynn set out to build a contemporary brand based on the modern uniform they saw around

without.

Our goal is to combine utility, quality, and a contemporary aesthetic to remove the guesswork in getting dressed. We're ignoring passing trends to concentrate on lasting style. Fashion is no longer about labels; it's about being effortless and stylish. We are the everyday uniform for the creative class.

Invest in The Clothes You Wear

In 2016, to our knowledge, we became the first-ever fashion brand to raise funds through Regulation A+, raising $1.7M from customers and the crowd. That success led us to a second Reg A+ round in 2017 where we raised an impressive $3.1M. We're beyond excited about the progress we've made since, but we're still going.

We believe in this approach to growth and consider an online public offering a necessary step in 'distilling' down the retail chain; by directly inviting our customers to become our backers, and share in the returns, we're building a passionate, motivated team of brand advocates with the power to push DSTLD forward and grow even faster. It's not big power-player VCs we need to shine. It's you.

Invest in DSTLD. Join the #retailrebellion.





INVESTMENT + PERKS

PREF
STOCK TYPE

$.52
PER SHARE

$35M
VALUATION

$300
MINIMUM INVESTMENT

As a valued leader in our community, we're offering exclusive perks* to investors:

- $20 store credit ($299.52 - $499.72 investment)
- $40 store credit ($500.24 - $999.96 investment)
- $100 store credit ($1,000.48+ investment)
- Investor-only offers throughout the year, including events, sales, and product launches
- An Investor Portal where you can check real-time data and inititiaves; an unprecedented amount of transparency for a private company
- Monthly Investor Relations email update
- VIP customer service

Perks will become available to investors once the individual's investment has been closed.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

dis·till; v. -- to purify or extract only the essential elements.

THE MARKET OPPORTUNITY

"

DSTLD's timing couldn't be better. It has aggressively pushed its way to the forefront of the fast-growing online apparel market that is set to expand from $80 billion today to $130 billion by 2021.

"

// EARLYINVESTING.COM

Of the $315BN+ US apparel market, **Fast Fashion leaders Uniqlo, H&M, and Zara** have a **market capitalization of $200BN** combined. Moreover, $80BN of all apparel and accessory sales are currently happening online, with $50BN in apparel predicted to move online in the next four years. As a digitally native brand that combines **Fast Fashion affordability with Premium (Contemporary) quality and experience** — delivered via a data-driven omni-channel platform, we believe DSTLD is at the forefront of the growing e-commerce movement; online sales were set to grow 20%+ in the next four years (2016-2020), compared to just 10% eight years ago in 2010.

OUR SUCCESS SO FAR

$14M+
LIFETIME SALES

79%
YoY GROWTH

149%
COMPOUNDED ANNUAL

69K+
TOTAL CUSTOMERS

198K+
ITEMS SOLD

GROWTH

60 / 40
MALE / FEMALE CUSTOMER SPLIT

$10M
RAISED TO DATE

4K+
CUSTOMER INVESTORS

200K+
SOCIAL FOLLOWING

"

DSTLD is stripped down to the essentials:
quality materials, fashion-forward designs,
and a high moral fiber (literally).

"

// AOL LIFESTYLE

WHAT OUR CUSTOMERS SAY

"Customer service is dynamite and the clothing is just as fantastic"

// JEFFREY

"Tremendous product that's well made, durable and fit exceptionally well"

// CHRIS

"DSTLD is always giving me amazing advice on which styles will look good on me. They also check on their customers which makes me happy to know that they care about us. Thank you for everything!!"

// JUAN

"I love DSTLD denim! They fit well, are modern designs, and I love the sustainability values of the company"

// AUBREY

"Jeans are a great fit! Very durable and high quality. Ive owned several raw denim jeans and these are the same quality for so much less."

// ISAAC





"

The Best Figure Flattering Denim

"

// VOGUE

PRODUCT + SERVICE





According to some estimates, the fashion industry is the second most polluting industry in the world, only behind oil. In fact, the average American discards about 82 pounds of clothing each year. Between the cheap mass production of fast-fashion brands and the high cost of premium brands, the fashion industry has become unsustainable, excessive, and inefficient.

DSTLD was built from the ground up in opposition to these pervading ethics of waste in the fashion industry - our name is derived from the word 'distilled,' meaning to extract only the essentials. As such, DSTLD boasts an unembellished line of key wardrobe pieces in a fundamental color palate of black, white, and denim. We focus on simplicity to guarantee quality: Our collection consists of well-crafted, ready to wear staples for men and women, like premium denim, silk tops and t-shirts, outerwear, denim jackets, cashmere accessories, and leather goods.

DSTLD's commitment to revolutionizing retail and fashion's impact on the world is achieved through utilizing eco-friendly fabrics and sustainable production partners wherever possible. It works with a small circle of best in class suppliers, manufacturers, and wash houses to ensure its factory partners are 100% sweatshop free. And by by cutting out Department Stores and Boutiques, we provide their premium denim and luxury essentials at 60-80% off retail prices via a streamlined e-commerce experience.



No Sweatshops

We demand a higher standard not just in denim, but also in labor practices and conditions. We carefully screen our suppliers, laundries and factories to ensure our products are fairly manufactured and 100% sweatshop-free.



Eco-Friendly Fabrics

Our line is equipped with top-of-the-line premium fabrics, many of them eco-friendly and fully sustainable. When possible, we use natural dyes and softening techniques to achieve our denim's striking range of hues and irresistibly soft handfeel.


BLACK
IS THE
NEW
BLACK

Ethical Pricing

The goal of our direct-to-consumer, middleman-free stance is not only to filter out extra steps and excess markup. It is also an effort to preserve the integrity of our line and honor our relationship with clients.

Why Do Quality Jeans Cost $200?

DSTLD started with the premise that premium denim should not cost $200


$20
PRODUCTION COST
2-3x markup
$75
WHOLESALE PRICE
2-3x markup
$180+
TRADITIONAL RETAIL PRICE

Outerwear

From winter wools to cool cottons, we have a full range of outerwear in classic cuts that fit any wardrobe.





Leather Jackets

An absolute staple of any wardrobe, DSTLD has crafted beautiful and unique leather jackets for men and women.

Tops & Shirts

Offering a timeless look that's appropriate for most any situation, our tops & shirts embody our quality and craftsmanship.





Artist Partnerships

We don't just make clothing for creatives; we believe in giving creatives the opportunity to express themselves too.

Accessories

We provide the finishing touches for any outfit, offering accessories like hats, wallets, leather bags, belts, scarves, and gloves.





Skirts + Dresses

Our women's line features a variety of silk, leather, suede, and denim skirts and dresses.

Denim

Designed in LA, the denim capital of the world, we offer only the essential fits, styles, and washes you'll ever need.





T-Shirts

The t-shirt is a timeless wardrobe essential, and the ones we make offer incredible quality at a price that we believe others simply can't match.





"

A pair of premium, quite perfectly cut jeans

"

// GQ





   

SUCCESS IN EQUITY CROWDFUNDING

DSTLD's approach to modernize retail, and fundraising, has generated returns: we have been able to efficiently allocate resources from our first Online Public Offering ($1.7M) toward marketing and key hires to bring our current lifetime sales to over $13.8M, up from $3M in June of 2016. Additionally, our second Online Offering yielded an impressive $3.1M, which we've put toward launching key retail concepts (guide shops) in both Los Angeles and New York (with plans to expand to Chicago and San Francisco). Retail has proved a powerful addition to our marketing initiatives for both customer acquisition and retention. We find that return rates are reduced by 50%, the customer's Average Order Value is about 1.6x, and 85% of purchases made in store are first-time customers.

“

I first invested in DSTLD because I recognized it as part of a growing trend in affordably priced high quality American made textiles. I invested in DSTLD a second time because they are hands down the best fitting jeans I've ever owned. My first investment was $1,000 and my second was $10,000.

”

// Neil L.



INVEST ALONGSIDE

 

  

  

TEAM STORY

Do stylish, high-quality garments require a luxury price tag? At DSTLD, our answer is a resounding no.

We have always valued a top-quality product and customer experience over the name on the label of our clothes. But as educated consumers living in Los Angeles, the denim capital of the world, we found it impossible to find well-made jeans and go-to essentials without the premium price tag.

With backgrounds that span from photography, design, and creative direction, to operations, e-commerce, and consulting, we knew we could build a brand that set us apart from traditional premium labels. A brand that was different, better, and had an edge. A brand for the modern consumer. Our distinct vision and progressive platform has made it easy to find a multi-talented crew of like-minded individuals. Modest yet agile, the DSTLD team comes from some of the top household name brands and companies in the world, all who left corporate culture to endure the even more demanding startup world.

At DSTLD's inception, we focused on denim. Los Angeles being the epicenter of premium jeans, combined with the nearly mandatory denim uniform worn by today's creative class, made it a clear choice. A year in, our focus expanded to include luxury essentials like made in LA cotton tees, timeless outerwear, and after a lot of tweaking, the best leather jackets around.

DSTLD just four years old, yet is proud to be backed by leaders in the investment community, such as Plus Capital, Creative Artists Agency (CAA), Wavemaker Partners, Baroda Ventures, Amplify.LA and CrunchFund. DSTLD is based in Los Angeles, California and helmed by Corey Epstein, Co-CEO, Co-Founder, and Creative Director, and Mark Lynn, Co-CEO and Co-Founder.

VIDEOS












In the Press

 

SHOW MORE

Meet Our Team

 

Corey Epstein
CEO, Director & Creative Director

Corey Epstein leads his team in the day-to-day operations of the company as well as guides the broader creative vision for the brand. There's no typical day for Corey – you might find him at table intently tweaking code or on the floor, camera in hand, snapping the perfect photo. He established a talent for executing a concept and creating a mood early on. Prior to founding DSTLD in 2013, where he has since worked full-time, Corey led his own marketing and web consulting firm where he advised hundreds of clients across all industries on branding, design, development, and strategy. Later, he served as a Senior Consultant at Deloitte, specializing in Retail Strategy and Analytics. He holds a BBA from Loyola Marymount University with a focus in Business Law and earned his MBA from UCLA Anderson School of Management.He always finds a way to combine what he loves most – music, art, and photography – with work.

Mark T . Lynn
CEO, Director & Co-Founder

Mark is an Irish born, L.A. based entrepreneur with a keen interest in design and technology. He is the full time co-founder and Co-CEO of DSTLD where his example-driven leadership shapes the atmosphere. In his 15 years as an entrepreneur he has been involved in and sold several successful companies across a wide variety of verticals, including boutique hotels, design driven real estate development, and wine and spirits. Prior to co-founding DSTLD in 2013 with Epstein, (where he has since worked full-time), Lynn co-founded Club W (www.clubw.com), a subscription based e-winery that has become one of the largest and fastest growing wineries in America.

 

Kevin Morris
CFO and Chief Accounting Officer

Kevin is a businessman who joined DSTLD in July 2014 full-time as CFO and COO. Kevin recently ceded the latter responsibilities. A native Californian, Kevin earned his BS in Applied

John Tomich
Director

John Tomich became a Director in September 2013. John co-founded Onestop Internet in 2004 and served as the company's CEO until July 2015. Prior to Onestop, John was a Senior Associate

Trevor Pettennude
Director

Trevor Pettennude is a seasoned financial services executive. In 2013 Trevor became the CEO of 360 Mortgage Group, where he oversees a team of 70 people generating over $1 billion of

Mathematics and Computer Science from the University of California, Berkeley. Upon graduation, he worked at Deloitte Consulting where he specialized in technical integrations and strategy. Kevin then went on to earn his MBA from UCLA Anderson in 2011. After earning his MBA, he worked for American Airlines as the Head of Pricing Strategy for Ancillary Products and for the airline's Asia-Pacific network. With a strong desire to work in the apparel industry, Kevin left American Airlines and joined an adidas licensee as their Vice President of Sales, overseeing the global sales and marketing strategy for multiple adidas sports categories.

at Shelter Capital Partners, a Los Angeles-based $200 million venture capital fund, focused on early stage investments in technology and technology-enabled companies in the Southern California area, principally in the media, wireless/communication, enterprise software, and semiconductor industries. Prior to joining Shelter, John worked as Vice President, Client Services for iXL, a leading Internet services company which provided Internet strategy consulting and comprehensive Internet-based solutions to Fortune 500 companies and other corporate users of information technology. After a series of acquisitions, it is now part of the Razorfish agency, owned by Publicis Groupe, where John serves full time.

annual loan volume. Trevor is also the founder and principal of Banctek Solutions, a global merchant service company which was launched in 2009 and which processes over $300 million of volume annually. He serves as a part time Director of DSTLD, spending about 2 hours a month with the company.

Offering Summary

Maximum 1923076* shares of Series CF Preferred Stock ($999,999.52)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 19230 shares of Series CF Preferred Stock ($9,999.60)

Company	Denim.LA, Inc. (dba DSTLD)
Corporate Address	8899 Beverly Blvd, Suite 600, West Hollywood, CA
Description of Business	Founded in 2012, DSTLD (pronounced "distilled") is an LA-based, online apparel company. At DSTLD, we're focused on designing modern staples, like theperfect jeans, tops, outerwear, and accessories, in a fundamental color palette – black, white, and denim.
Type of Security Offered	Series CF Preferred Stock (the "Shares" or the "Securities")
Purchase Price of Security Offered	$0.52
Minimum Investment Amount (per investor)	$299.52

Perks*

1) Free DSTLD Store Credit (redeemable at dstld.com) for the following investment amounts:

$299.52 to $499.72: $20 store credit

$500.24 to $999.96: $40 store credit

$1000.48+ : $100 store credit

2) Access to DSTLD Investor Portal, which contains key company metrics, incoming product information, and other exclusive access.

3) Investor-only offers throughout the year, including events, sales, and product launches

4) Monthly Investor Relations email update

5) VIP customer service

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Denim.LA, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Series CF Preferred Stock at $0.52 / share, you will receive 10 Series CF Preferred Stock bonus shares, meaning you'll own 110 shares for $52.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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David Denkhaus a day ago

Have you done any previous rounds and if so, at what valuations over what time frame?





VIDEO TRANSCRIPT (Exhibit D)

Text: DSTLD, Los Angeles. We believe less is more.

Corey Epstein, Co-Founder Co-CEO DSTLD

Corey: DSTLD is focused only on wardrobe essentials, these pieces that span decades in terms of style and not on the fast fleeting trends of traditional fashion. Through our direct consumer business model, we're able to offer those staples at a price that most people can afford.

Text: Other Premium Denim $200

Our Price $75

Corey: And we're much better as a brand to be able to engage with customers directly, allow that feedback loop to make us improve every area of our company overtime.

Text: 69.7K+ Lifetime Consumers Online Only Since 2014

Paul Roughley, Design Director

Paul: We work on things to the point of exhaustion and the reason we do that is because we see every product that we put on our website as something that's going to be a long-term wardrobe staple.

Text: Mark Lynn, Co-founder Co-CEO DSTLD

Mark: Up until very recently, only the wealthiest two percent of Americans could actually invest in fast-growing startups like us.

Text: Reg CF   Your Opportunity To Invest In DSTLD

Mark: We decided that this was really the capital formation strategy that we wanted to use for the long-term growth of our company.

Text: $14M+ Lifetime Sales 99% Growth '16-'17

   198K+ Items Sold 200K+ Social Following

Join our New Round

Join Us Now

Corey: By inviting our customers and fans to invest, we're building a passionate, motivated team of brand advocates that will help us take DSTLD into the future.

Text: learn more @ startengine.com/dstld

Text: DSTLD Los Angeles

The Staple

Paul Roughley   Design Director

Paul: A good wardrobe staple is a garment that has great aesthetic appeal and functionality. And the functionality could be in really great fabric or in fit.

Text: DSTLD

/dis-still/

Extract the essential meaning or most important aspects of.

Paul: We're not a fashion brand so we already have a narrative. So I look at the story and then I start to figure out what kind of lifestyle our customer has. Then they can kind of focus on what are the wardrobe staples that that customer requires to kind of fulfill their needs on an everyday basis. And that's really where it starts. We work on things to the point of exhaustion and the reason we do that is because we see every product that we put on our website as something that's going to be the long-term wardrobe staple. It's DSTLD's responsibility to make sure that nobody is being taken advantage of or hurt during the process of manufacturing units. By being fair on price and walking into a factory where you'll find our clothes being manufactured, we can control to the best of our ability that the clothes and the products that we make are being made in a responsible way. For me, luxury from the DSTLD perspective is convenience and I feel like in this day and age, convenience is luxury.

Text: DSTLD Los Angeles

Online only at DSTLD.com

End Video

The Curated Wardrobe

Text: The Curated Wardrobe

Speaker: We're trying to build a wardrobe instead of constantly having to change it. The DSTLD palette is reduced to create a set of garments that will always compliment each other. The selection of tops, jeans, and jackets can be combined in a seamless way with more pieces being added all the time for variety. It's our way to facilitate getting dressed with ease and also it's less wasteful. By simplifying style, we've curated the wardrobe you can make your own.

Text: DSTLD Los Angeles

End Video

Functionality Long

Text: DSTLD Los Angeles

Rose Bowl Vintage Fair // Los Angeles

Sunday 7:30 AM

Speaker: Denim is the premier garment for wearing and kind of giving life to it because the more you wear it, the more personality it gets.

Text: Functionality

Paul RoughleyDSTLD // Design Director

Paul: Function is important and it's just my job as a designer to make sure that it doesn't impede the aesthetic qualities of the garment. I was born and raised in the Northwest of England, very working class part of the UK but I was kind of like the black sheep in my graduate career because everybody really did just focus on high fashion and I became much more interested in like the functionality of garments. What I wanted to and the products I wanted to design had more substance, had more longevity. This is a really good example again right like a functional garment that probably when somebody bought it, it was raw, it wasn't washed. All the stone washing was really only introduced in the late 70s. The wearer created their own story so then you come to somewhere like the Rose Bowl and you have just tens of thousands of different stories, I mean I like to call it like a diary. I'm not just designing for the aesthetics, I have to make sure that every piece performs for the customer. I'm happy when somebody shows me something that I've designed and it's sad because they've worn it out or it's patched and it's repaired I mean that's like the end goal for me.

Text: DSTLD Los Angeles

Online Only @ DSTLD.com

End Video

Functionality (Short)

Speaker: Function is important and it's just my job as a designer to make sure that it doesn't impede the aesthetic qualities of the garment.

Text: DSTLD Los Angeles

End Video

Functionality 2 (Short)

Speaker: Denim is the premier garment for wearing and kind of giving life to it because the more you wear it, the more personality it gets.

Text: DSTLD Los Angeles

End Video

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "DENIM.LA, INC.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF JUNE, A.D. 2018, AT 1:21 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



5214013 8100
SR# 20185026427

Authentication: 202840377
Date: 06-07-18

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
DENIM.LA, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Denim.LA, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1.   That the name of this corporation is Denim.LA, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on January 30, 2013, under the name Denim.LA, Inc.

2.   That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Denim.LA, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 160 Greentree Drive, Suite 101 in the City of Dover, DE 19904, County of Kent. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 100,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 58,000,000 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

20,714,518 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**," 14,481,413 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**," 20,000,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A-2 Preferred Stock**," and 2,000,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series CF Preferred Stock**," each with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1.   Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of each applicable series of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such applicable series of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of the applicable series of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Series Seed Original Issue Price, Series A Original Issue Price, Series A-2 Original Issue Price or Series CF Original Issue Price (each as defined below), as applicable; provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of each series Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest dividend for such applicable series of Preferred Stock. The "**Series Seed Original Issue Price**" shall mean $0.271976161108161 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. The "**Series A Original Issue Price**" shall mean $0.48 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock. The "**Series A-2 Original Issue Price**" shall mean $0.50 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-2 Preferred Stock. The "**Series CF Original Issue Price**" shall mean $0.52 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series CF Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Applicable Multiple (as defined below) with respect to the applicable series of Preferred Stock, multiplied by the Series CF Original Issue Price, Series A-2 Original Issue Price, the Series A Original Issue Price or the Series Seed Original Issue Price, as applicable, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series CF Preferred Stock, Series A-2 Preferred Stock, Series A Preferred Stock or Series Seed Preferred Stock, as applicable, been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. For purposes of this Section 2.1, "**Applicable Multiple**" means 1.0; provided, however, that notwithstanding the foregoing, the "**Applicable Multiple**" shall mean 1.25 with respect to the Series Seed Preferred Stock (but, for the avoidance of doubt, not with respect to the Series A Preferred Stock, Series A-2 Preferred Stock or Series CF Preferred Stock) if the Corporation has not received gross proceeds from sales of its capital stock in excess of $3,000,000.00, excluding the Corporation's receipt of proceeds from the sale of the Series Seed Preferred Stock, prior to the consummation of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3   Deemed Liquidation Events.

2.3.1   Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Preferred Stock (excluding all shares of Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock, other than to the extent required by applicable law) elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a)   a merger or consolidation in which

(i)   the Corporation is a constituent party or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary of the Corporation in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except (i) where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation or (ii) a transfer or disposition by pledge or mortgage to a bona fide lender).

2.3.2   Effecting a Deemed Liquidation Event.

(a)   Unless the holders of a majority of the outstanding shares of Preferred Stock (excluding all shares of Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock, other than to the extent required by applicable law) elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any Deemed Liquidation Event, the Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b)   In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the holders of at least a majority of the then outstanding shares of Preferred Stock (excluding all shares of Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock, other than to the extent required by applicable law) so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall ratably redeem each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3   Amount Deemed Paid or Distributed. In the event of any such voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, in each case involving the distribution of assets other than cash to the stockholders of the Corporation, the value of the assets to be distributed shall be determined as follows:

(a)   In the case of securities that are not subject to investment letter or other similar restrictions on free tradability,

(i)   if traded on a national securities exchange or through the Nasdaq Global Market, the value shall be deemed to be the average of the closing prices of the securities over the 10 day period ending three days prior to the closing;

(ii)   if actively traded over-the-counter, the value shall be deemed to be the average of (i) the average of the last bid and ask prices or (ii) the closing sale prices (whichever is applicable) over the 30 day period ending three days prior to the closing; and

(iii)   if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors of the Corporation.

(b)   In the case of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate), the value shall be based on an appropriate discount from the market value determined as above in Section 2.3.3 to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors of the Corporation.

(c)   In the case of any other property, the value shall be equal to the property's fair market value, as determined in good faith by the Board of Directors of the Corporation.

2.3.4   Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Initial Consideration.

3.   Voting.

3.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), (a) each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter, and (b) each holder of outstanding shares of Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock shall have no voting rights in respect of such shares of Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock, as applicable; provided, however, that in the event that any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting) is a matter on which the shares of Series A Preferred Stock, Series A-2 Preferred Stock or Series CF Preferred Stock, as applicable, are required to be entitled to a vote pursuant to applicable law, each holder of outstanding shares of Series A Preferred Stock, Series A-2 Preferred Stock or Series CF Preferred Stock, as applicable, shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock, Series A-2 Preferred Stock or Series CF

Preferred Stock, as applicable, held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Amended and Restated Certificate of Incorporation, holders of Preferred Stock (excluding all shares of Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock, other than to the extent required by applicable law) shall vote together with the holders of Common Stock as a single class.

3.2 <u>Election of Directors</u>. Neither the holders of record of the shares of Series A Preferred Stock, Series A-2 Preferred Stock or Series CF Preferred Stock, nor the holders of record of the shares of Common Stock issued or issuable upon conversion of the shares of Series A Preferred Stock, Series A-2 Preferred Stock or Series CF Preferred Stock, shall be entitled to elect, nor vote on the election of, any director of the Corporation, other than to the extent required by applicable law. The holders of record of the shares of Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Series Seed Director**") and the holders of record of the shares of Common Stock not issued or issuable upon conversion of the Preferred Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series Seed Preferred Stock or Common Stock not issued or issuable upon conversion of the Preferred Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this <u>Subsection 3.2</u>, then any directorship not so filled shall remain vacant until such time as the holders of the Series Seed Preferred Stock or Common Stock not issued or issuable upon conversion of the Preferred Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series Seed Preferred Stock), exclusively and voting together as a single class, excluding the Series A Preferred Stock, Series A-2 Preferred Stock, Series CF Preferred Stock and any Common Stock issued or issuable upon conversion of the Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock in any event, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this <u>Subsection 3.2</u>, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this <u>Subsection 3.2</u>.

3.3 <u>Series Seed Preferred Stock Protective Provisions</u>. At any time when at least 5,300,000 shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series Seed Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

      3.3.1   liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

      3.3.2   amend, alter or repeal any provision of the Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that materially and adversely affects the rights, preferences or privileges of the Series Seed Preferred Stock;

      3.3.3   create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series Seed Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series Seed Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock unless the same ranks junior to the Series Seed Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

      3.3.4   (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series Seed Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series Seed Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series Seed Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series Seed Preferred Stock in respect of any such right, preference or privilege;

      3.3.5   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series Seed Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at either the original purchase price or the then-current fair market value thereof or (iv) as approved by the Board of Directors; or

      3.3.6   create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary.

4.   Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1   Right to Convert.

4.1.1   Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Series Seed Conversion Price**" shall initially be equal to $0.271976161108161, the "**Series A Conversion Price**" shall initially be equal to $0.48, the "**Series A-2 Conversion Price**" shall initially be equal to $0.50, and the "**Series CF Conversion Price**" shall initially be equal to $0.52, and each of the foregoing shall be an applicable "**Conversion Price**" for purposes herein. Such initial Series Seed Conversion Price, Series A Conversion Price, Series A-2 Conversion Price and Series CF Conversion Price, and the rate at which shares of Series Seed Preferred Stock, Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2   Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2   Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. The number of whole shares issuable to each holder of Preferred Stock upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3   Mechanics of Conversion.

4.3.1   Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent, and (b) surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of such allegedly lost, stolen or destroyed certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or if applicable, the time of the occurrence of the event on which such conversion is contingent), shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 <u>Reservation of Shares</u>. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing each applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the applicable series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted applicable Conversion Price.

4.3.3 <u>Effect of Conversion</u>. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock, and the applicable series of Preferred Stock, accordingly.

4.3.4 <u>No Further Adjustment</u>. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the applicable series of Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 <u>Taxes</u>. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this <u>Section 4</u>. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 <u>Adjustments to Conversion Price for Diluting Issues</u>.

4.4.1 <u>Special Definitions</u>. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Series CF Original Issue Date**" shall mean the date on which the first share of Series CF Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to <u>Subsection 4.4.3</u> below, deemed to be issued) by the Corporation after the Series CF Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up, subdivision or other distribution on shares of Common

Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities (including without limitation the Preferred Stock), in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, commercial lenders, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors;

(vi) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization, provided, that such issuances are approved by the Board of Directors of the Corporation;

(vii) shares of Common Stock issued in a QPO (as defined in Subsection 5 below); or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with (A) any joint venture, technology licensing or development activities, (B) distribution, supply or manufacture of the Company's products or services or (C) any other arrangements or strategic transactions involving corporate partners, in each case entered into for primarily non-equity financing purposes and approved by the Board of Directors of the Corporation.

4.4.2 <u>No Adjustment of Applicable Conversion Price</u>. No adjustment in any Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least a majority of the then outstanding shares of Preferred Stock (excluding all shares of Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock, other than to the extent required by applicable law) agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 <u>Deemed Issue of Additional Shares of Common Stock</u>.

(a) If the Corporation at any time or from time to time after the Series CF Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to any Conversion Price pursuant to the terms of <u>Subsection 4.4.4</u>, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such applicable Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing any applicable Conversion Price to an amount which exceeds the lower of (i) the applicable Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the applicable Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series CF Original Issue Date), are revised after the Series CF Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 4.4.4, the applicable Conversion Price shall be readjusted to such applicable Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the applicable Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the applicable Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4   Adjustment of Applicable Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series CF Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issue, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * \ (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the applicable Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

(b) "CP_1" shall mean the applicable Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 <u>Determination of Consideration</u>. For purposes of this <u>Subsection 4.4</u>, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) <u>Cash and Property</u>: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof, but excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b)   <u>Options and Convertible Securities</u>.   The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to <u>Subsection 4.4.3</u>, relating to Options and Convertible Securities, shall be determined by dividing:

(i)   the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6   <u>Multiple Closing Dates</u>. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the applicable Conversion Price pursuant to the terms of <u>Subsection 4.4.4</u>, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series CF Original Issue Date effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series CF Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series CF Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the applicable Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of the applicable series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series CF Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of each series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc.   Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the applicable series of Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of such series of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the applicable series of Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the applicable series of Preferred Stock. For the avoidance of doubt, nothing in this Subsection 4.8 shall be construed as preventing the holders of the applicable series of Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the General Corporation Law in connection with a merger triggering an adjustment hereunder, nor shall this Subsection 4.8 be deemed conclusive evidence of the fair value of the shares of the applicable series of Preferred Stock in any such appraisal proceeding.

4.9   Certificate as to Adjustments.   Upon the occurrence of each adjustment or readjustment of the applicable Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of the applicable series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the applicable series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of the applicable series of Preferred Stock, furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the applicable series of Preferred Stock.

4.10 <u>Notice of Record Date</u>. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the any series of Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the applicable series of Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the applicable series of Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the applicable series of Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice; provided, however, that such notice period may be shortened upon the written consent of holders of the Preferred Stock (excluding all shares of Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock, other than to the extent required by applicable law) that are entitled to such notice rights or similar notice rights and that represent at least a majority of the voting power of all then outstanding shares of the Preferred Stock (excluding all shares of Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock, other than to the extent required by applicable law).

5. <u>Mandatory Conversion</u>.

5.1 <u>Trigger Events</u>. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $25,000,000 of gross proceeds to the Corporation (before deducting underwriters' commissions and selling expenses) (a "**QPO**") or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of Preferred Stock (excluding all shares of Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock, other than to the extent required by applicable law) (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Corporation.

5.2   Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of the applicable series of Preferred Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the allegedly lost, stolen or destroyed certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the applicable series of Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of the certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for the applicable series of Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of the applicable series of Preferred Stock converted; provided, however, that the Corporation shall not be obligated to fulfill any obligations to such holder of the applicable series of Preferred Stock under this sentence unless and until all preceding obligations of such holder under this Subsection 5.2 have been fulfilled. Such converted applicable series of Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of the applicable series of Preferred Stock accordingly.

6.   Intentionally Omitted.

7.   Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

8.   Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Preferred Stock then outstanding (excluding all shares of Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock, other than to the extent required by applicable law), voting together as a single class on an as converted to Common Stock basis.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ELEVENTH: The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Amended and Restated Certificate of Incorporation, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

TWELFTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with (a) any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors, advisors or consultants of the Company in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), or (ii) the exercise of a contractual right of first refusal entitling the Corporation to purchase shares of Common Stock upon the terms offered by a third party, such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

THIRTEENTH: The Corporation reserves the right to amend or repeal any of the provisions contained in this Amended and Restated Certificate of Incorporation in any manner now or hereafter permitted by law, and the rights of the stockholders of the Corporation are granted subject to this reservation.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this June 7, 2018.

DocuSigned by:

By:____________________________________

Mark Lynn, President

EXHIBIT G TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

9.   <u>Notices</u>. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by the Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law, or the California Corporations Code to the extent applicable, permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, (a) in excess of the indemnification and advancement otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits on indemnification set forth in Sections 204 and 317 of the California Corporations Code with respect to actions for breach of duty to the Corporation or its stockholders, to the extent the Corporation is subject to those provision pursuant to Section 2115 of the California Corporations Code, and (b) in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

THIS AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT is made as of _____, 2018, by and among Denim.LA, Inc., a Delaware corporation (the "**Company**"), and each of the investors listed on Schedule A hereto, each of which is referred to in this Agreement as an "**Investor**," and each of the stockholders listed on Schedule B hereto, each of whom is referred to herein as a "**Key Holder**." For the avoidance of doubt, each Person that is a party to the Purchase Agreement (as defined below) as an "Investor" thereunder is hereby deemed automatically, and without any further action, to have joined this Agreement and become a party hereof as an "Investor" pursuant to Section 2(a) of the Purchase Agreement, notwithstanding any failure by such Person have executed or delivered this Agreement to any other party hereof.

RECITALS

WHEREAS, certain of the Investors (the "**Existing Investors**") hold shares of the Company's Series Seed Preferred Stock, Series A Preferred Stock, Series A-2 Preferred Stock and/or shares of Common Stock issued upon conversion thereof and possess registration rights, information rights, rights of first offer, and other rights pursuant to an Amended and Restated Investors' Rights Agreement dated as of September 20, 2017, among the Company and such Investors (the "**Prior Agreement**");

WHEREAS, the Existing Investors are holders of at least the number of shares required to amend the Prior Agreement, and desire to amend and restate the Prior Agreement in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior Agreement; and

WHEREAS, certain of the Investors are parties to that certain Subsription Agreement of even date herewith among the Company and certain of the Investors (the "**Purchase Agreement**"), under which certain of the Company's and such Investors' obligations are conditioned upon the execution and delivery of this Agreement by such Investors, Existing Investors sufficient to amend the Prior Agreement, and the Company;

NOW, THEREFORE, the Existing Investors hereby agree that the Prior Agreement shall be amended and restated in its entirety by this Agreement, and the parties to this Agreement further agree as follows:

1.   Definitions. For purposes of this Agreement:

1.1.   "**Affiliate**" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

1.2.   "**Common Stock**" means shares of the Company's common stock, par value $0.0001 per share.

1.3. **"Competitor"** means a Person engaged, directly or indirectly (including without limitation through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter), and including without limitation as an officer, employee, director or greater than ten percent (10%) equityholder (together with its Affiliates)), in a business reasonably determined in good faith by the Company's Board of Directors to be a competitor of the Company.

1.4. **"Damages"** means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.5. **"Derivative Securities"** means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

1.6. **"Exchange Act"** means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.7. **"Excluded Registration"** means (i) a registration relating to the sale of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

1.8. **"Form S-1"** means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.9. **"Form S-3"** means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.10. **"GAAP"** means generally accepted accounting principles in the United States.

1.11. "**Holder**" means any holder of Registrable Securities who is a party to this Agreement or any assignee of record of such Registrable Securities to whom rights under Section 2 below have been duly assigned in accordance with Section 6.1 hereof.

1.12. "**Immediate Family Member**" of any natural person means any child, stepchild, grandchild, parent, stepparent, grandparent, sibling (in each of the foregoing cases, whether natural or through adoption), the spouse or Spousal Equivalent of any of the foregoing, the natural person's spouse or Spousal Equivalent, any other direct lineal descendant or antecedent of such natural person (or his or her spouse or Spousal Equivalent) or any other relative approved by the Board of Directors of the Company.

1.13. "**Initiating Holders**" means, collectively, Holders who properly initiate a registration request under this Agreement.

1.14. "**IPO**" means the Company's first underwritten public offering of its Common Stock under the Securities Act (other than an Excluded Registration).

1.15. "**Key Holder Registrable Securities**" means (i) the shares of Common Stock held by the Key Holders; (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, acquired by the Key Holders after the date hereof; and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of the shares referenced in clauses (i) and (ii) above.

1.16. "**Major Investor**" means any Investor that, individually or together with such Investor's Affiliates, holds at least 735,000 shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

1.17. "**New Securities**" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

1.18. "**Person**" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.19. "**Registrable Securities**" means (i) the Common Stock issuable or issued upon conversion of the Preferred Stock; (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, acquired by the Investors after the date hereof; (iii) the Key Holder Registrable Securities, provided, however, that such Key Holder Registrable Securities shall not be deemed Registrable Securities and the Key Holders shall not be deemed Holders for the purposes of Subsections 2.1, 2.10, 3.1, 3.2, 4.1 and 6.6; and (iv) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) and (ii) above; excluding in all cases, however, any Registrable Securities sold by a

Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Subsection 6.1, and excluding for purposes of Section 2 any shares (A) for which registration rights have terminated pursuant to Subsection 2.13 of this Agreement, (B) that have been sold to or through a broker or dealer or underwriter in a public distribution or a public securities transaction, or (C) that have been sold in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(a)(1) thereof so that all transfer restrictions, and restrictive legends with respect thereto, if any, are removed upon the consummation of such sale.

1.20. **"Registrable Securities then outstanding"** means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.21. **"Restated Certificate"** means the Company's Amended and Restated Certificate of Incorporation, as amended from time to time.

1.22. **"Restricted Securities"** means the securities of the Company required to bear the legend set forth in Subsection 2.12(b) hereof.

1.23. **"SEC"** means the United States Securities and Exchange Commission.

1.24. **"SEC Rule 144"** means Rule 144 promulgated by the SEC under the Securities Act.

1.25. **"SEC Rule 145"** means Rule 145 promulgated by the SEC under the Securities Act.

1.26. **"Securities Act"** means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.27. **"Selling Expenses"** means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Subsection 2.6.

1.28. **"Series Seed Director"** means any director of the Company that the holders of record of the Series Seed Preferred Stock are entitled to elect pursuant to the Restated Certificate.

1.29. **"Series Seed Preferred Stock"** means shares of the Company's Series Seed Preferred Stock, par value $0.0001 per share.

1.30. **"Series A Preferred Stock"** means shares of the Company's Series A Preferred Stock, par value $0.0001 per share.

1.31. **"Series A-2 Preferred Stock"** means shares of the Company's Series A-2 Preferred Stock, par value $0.0001 per share.

1.32.	**"Series CF Preferred Stock"** means shares of the Company's Series CF Preferred Stock, par value $0.0001 per share.

1.33.	**"Spousal Equivalent"** of any relevant person means a person that is registered as a domestic partner of such relevant person under the laws of the State of California or any other law having similar effect, or provided the following circumstances are true with respect to such relevant person and the Spousal Equivalent: (a) irrespective of whether or not the relevant person and the Spousal Equivalent are the same sex, they are the sole spousal equivalent of the other for the last 12 months, (b) they intend to remain so indefinitely, (c) neither are married to anyone else, (d) both are at least 18 years of age and mentally competent to consent to contract, (e) they are not related by blood to a degree of closeness that which would prohibit legal marriage in the state in which they legally reside, (f) they are jointly responsible for each other's common welfare and financial obligations, and (g) they reside together in the same residence for the last 12 months and intend to do so indefinitely.

2.	<u>Registration Rights.</u> The Company covenants and agrees as follows:

2.1.	<u>Demand Registration.</u>

(a)	<u>Form S-1 Demand.</u> If at any time after the earlier of (i) five (5) years after the date of this Agreement or (ii) one hundred eighty (180) days after the effective date of the registration statement for the IPO, the Company receives a request from Holders of a majority of the Registrable Securities then outstanding (excluding all Series A Preferred Stock, Series A-2 Preferred Stock, Series CF Preferred Stock and any Common Stock issued or issuable upon conversion of Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock) that the Company file a Form S-1 registration statement, if the anticipated aggregate offering price, net of Selling Expenses, would exceed $10 million, then the Company shall, (i) within ten (10) business days after the date such request is given, give notice thereof (the **"Demand Notice"**) to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of <u>Subsections 2.1(c)</u>, <u>2.1(d)</u> and <u>2.3</u>.

(b)	<u>Form S-3 Demand.</u> If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders of at least twenty percent (20%) of the Registrable Securities then outstanding (excluding all Series A Preferred Stock, Series A-2 Preferred Stock, Series CF Preferred Stock and any Common Stock issued or issuable upon conversion of Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock) that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least $5 million, then the Company shall (i) within ten (10) business days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the

Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Subsections 2.1(c), 2.1(d) and 2.3.

(c)   Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Subsection 2.1 a certificate signed by the Company's chief executive officer, President or Chairman of the Board stating that in the good faith judgment of the Company's Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to be filed and it is therefore necessary to defer the filing of such registration statement, then the Company shall have the right to defer such filing, and any time periods with respect to filing thereof shall be tolled correspondingly, for a period of not more than one hundred twenty (120) days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such one hundred twenty (120) day period other than an Excluded Registration.

(d)   The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Subsection 2.1(a) (i) during the period that is sixty (60) days before the Company's good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration, provided, that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected two registrations pursuant to Subsection 2.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Subsection 2.1(b). The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Subsection 2.1(b) (i) during the period that is thirty (30) days before the Company's good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Company-initiated registration, provided, that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or (ii) if the Company has effected any registration pursuant to Subsection 2.1(b) within the twelve (12) month period immediately preceding the date of such request. A registration shall not be counted as "effected" for purposes of this Subsection 2.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one demand registration statement pursuant to Subsection 2.6, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this Subsection 2.1(d).

2.2.   Company Registration. If (but without any obligation to do so) the Company proposes to register (including, for this purpose, a registration effected by the Company for stockholders other than the Holders) any of its Common Stock under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is

6

given by the Company, the Company shall, subject to the provisions of Subsection 2.3, use all reasonable efforts to cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Subsection 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Subsection 2.6.

2.3.   Underwriting Requirements.

(a)   If, pursuant to Subsection 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Subsection 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Company and shall be reasonably acceptable to a majority in interest of the Initiating Holders. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Subsection 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Subsection 2.3, if the managing underwriter(s) advise(s) the Company or the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Company or the Initiating Holders, as applicable, shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be reduced as required by the managing underwriters and allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Company or the managing underwriters may round the number of shares allocated to any Holder down to the nearest one hundred (100) shares. Any Registrable Securities excluded and withdrawn from such underwriting shall be withdrawn from the registration. If the managing underwriters have not limited the Registrable Securities to be underwritten, the Company may include securities for its own account or for the account of others in such registration if the managing underwriters so agree and if the number of Registrable Securities which would otherwise have been included in such registration and underwriting will not thereby be limited.

(b)   In connection with any registration pursuant to Subsection 2.2 which involves an underwriting of shares of the Company's capital stock, (i) the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein, and (ii) the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the

Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters (including entering into an underwriting agreement in customary form with the underwriter(s) selected by the Company, in its sole discretion, for such underwriting), and then only in such quantity as the managing underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the managing underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the managing underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the managing underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion to (as nearly as practicable to) the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders (excluding all Series A Preferred Stock, Series A-2 Preferred Stock, Series CF Preferred Stock and any Common Stock issued or issuable upon conversion of Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock). To facilitate the allocation of shares in accordance with the above provisions, the Company or the managing underwriters may round the number of shares allocated to any Holder down to the nearest 100 shares. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below twenty percent (20%) of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling Holders may be excluded further (or completely) if the managing underwriters make the determination described above and no other stockholder's securities are included in such offering, or (iii) notwithstanding (ii) above, any Registrable Securities which are not Key Holder Registrable Securities be excluded from such underwriting unless all Key Holder Registrable Securities are first excluded from such offering. For purposes of the provision in this Subsection 2.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling Holder," and any pro rata reduction with respect to such "selling Holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling Holder," as defined in this sentence. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by notice to the Company and the managing underwriters. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.

(c)   For purposes of Subsection 2.1, a registration shall not be counted as "effected" if, as a result of an exercise of the managing underwriter's cutback provisions in Subsection 2.3(a), fewer than fifty percent (50%) of the total number of Registrable Securities that Holders have requested to be included in such registration statement are actually included.

2.4.   Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a)   prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that such one hundred twenty (120) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration;

(b)   prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c)   furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities that are included in such registration;

(d)   use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e)   in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering (it being understood and agreed that, as a condition to the Company's obligations under this clause (e), each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement);

(f)   use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g)   provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h)   promptly make available for inspection by the selling Holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement,

9

and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i)   notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j)   after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

In addition, the Company shall use its commercially reasonable efforts to ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company's directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

2.5.   Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities.

2.6.   Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements, not to exceed $15,000, of one counsel for the selling Holders, selected by the Holders (excluding all Series A Preferred Stock, Series A-2 Preferred Stock, Series CF Preferred Stock and any Common Stock issued or issuable upon conversion of Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock) and subject to the Company's approval (which approval shall not be unreasonably withheld) ("**Selling Holder Counsel**"), shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Subsection 2.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities then outstanding (excluding all Series A Preferred Stock, Series A-2 Preferred Stock, Series CF Preferred Stock and any Common Stock issued or issuable upon conversion of Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock) agree to forfeit their right to one registration pursuant to Subsection 2.1(a); provided further that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Subsection 2.1(a). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.7.   Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.8.   Indemnification. If any Registrable Securities are included in a registration statement under this Section 2:

(a)   To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Subsection 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b)   To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Subsection 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Subsections 2.8(b) and 2.8(d) exceed the proceeds from the offering received

11

by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c)   Promptly after receipt by an indemnified party under this Subsection 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Subsection 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Subsection 2.8, to the extent that such failure materially prejudices the indemnifying party's ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Subsection 2.8.

(d)   To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Subsection 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Subsection 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Subsection 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case, (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder's liability pursuant to this Subsection 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Subsection 2.8(b), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e)   Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(f)   Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Subsection 2.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement.

2.9.   Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a)   make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO so long as the Company remains subject to the periodic reporting requirements under Sections 13 or 15(d) of the Exchange Act;

(b)   use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c)   furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the registration statement filed by the Company for the IPO), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company; and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

2.10.   Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities then outstanding (excluding all Series A Preferred Stock, Series A-2 Preferred Stock, Series CF Preferred Stock and any Common Stock issued or issuable

13

upon conversion of Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock), enter into any agreement with any holder or prospective holder of any securities of the Company that would provide to such holder the right to include securities in any registration on other than either a pro rata basis with respect to the Registrable Securities or on a subordinate basis after all Holders have had the opportunity to include in the registration and offering all shares of Registrable Securities that they wish to so include; provided that this limitation shall not apply to any additional Investor who becomes a party to this Agreement in accordance with Subsection 6.9.

2.11. "Market Stand-off" Agreement. Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed (x) one hundred eighty (180) days in the case of the IPO, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or (y) ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Holder or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Subsection 2.11 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, or the transfer of any shares to any trust for the direct or indirect benefit of the Holder or the immediate family of the Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Holders only if all officers, directors and holders of more than five percent (5%) of the outstanding Common Stock (after giving effect to the conversion into Common Stock of all outstanding Preferred Stock) are subject to the same restrictions. The underwriters in connection with such registration are intended third-party beneficiaries of this Subsection 2.11 and shall have the right, power, and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Subsection 2.11 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Holders subject to such agreements, based on the number of shares subject to such agreements.

In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock of each Holder (and the shares or securities of each transferee and assignee thereof and every other person subject to the foregoing restriction) until the end of such period.

2.12. <u>Restrictions on Transfer</u>.

(a)   The Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the satisfaction of the conditions specified in this Agreement and in the legends set forth in <u>Subsections 2.12(b)</u> and <u>(c)</u> below, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

(b)   Each certificate or instrument representing (i) the Preferred Stock, (ii) the Registrable Securities, and (iii) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of <u>Subsection 2.12</u>) be stamped or otherwise imprinted with a legend substantially in the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SALE, TRANSFER, ASSIGNMENT, PLEDGE OR HYPOTHOCATION OF SUCH SECURITIES MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT, PLEDGE OR HYPOTHOCATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS UNDER THE SECURITIES ACT OF 1933, AS AMENDED

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Subsection 2.12.

(c)   The holder of each certificate representing Restricted Securities, by acceptance thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, assignment, hypothecation or transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, assignment, hypothecation or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, assignment, hypothecation or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, assignment, hypothecation or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, assignment, hypothecation or transfer of the Restricted Securities may be effected without registration under the Securities Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, assignment, hypothecation or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a legal opinion or "no action" letter in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that each transferee agrees in writing to be subject to the terms of this Subsection 2.12. Each certificate or instrument evidencing the Restricted Securities transferred as above provided shall bear, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Subsection 2.12(b), except that such certificate shall not bear such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Securities Act.

2.13   Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Subsection 2.1 or Subsection 2.2 shall terminate upon the earliest to occur of:

(a)   the closing of a Deemed Liquidation Event, as such term is defined in the Restated Certificate;

(b)   such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder's shares without limitation during a three-month period without registration; and

(c)   the fifth (5th) anniversary of the closing of the IPO.

3.   Information and Observer Rights.

3.1. <u>Delivery of Financial Statements</u>. Subject to <u>Subsection 3.5</u> below, the Company shall deliver to each Major Investor that is not a Competitor:

(a) as soon as practicable, but in any event within ninety (90) days, after the end of each fiscal year of the Company, (i) an unaudited balance sheet as of the end of such year, (ii) unaudited statements of income and of cash flows for such year, and (iii) an unaudited statement of stockholders' equity as of the end of such year, all prepared in accordance with GAAP (except that such financial statements may not contain all notes thereto that may be required in accordance with GAAP);

(b) as soon as practicable, but in any event within forty-five (45) days, after the end of each of the first three (3) quarters of each fiscal year of the Company, unaudited statements of income and of cash flows for such fiscal quarter, and an unaudited balance sheet and a statement of stockholders' equity as of the end of such fiscal quarter, all prepared in accordance with GAAP (except that such financial statements may (i) be subject to normal year-end audit adjustments and (ii) not contain all notes thereto that may be required in accordance with GAAP);

(c) as soon as practicable, but in any event thirty (30) days, before the end of each fiscal year, a budget and business plan for the next fiscal year (collectively, the "**Budget**"), prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company;

(d) such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as any Major Investor may from time to time reasonably request.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

Notwithstanding anything else in this <u>Subsection 3.1</u> to the contrary, the Company may cease providing the information set forth in this <u>Subsection 3.1</u> during the period starting with the date sixty (60) days before the Company's good-faith estimate of the date of filing of a registration statement if it reasonably concludes it must do so to comply with the SEC rules applicable to such registration statement and related offering; provided that the Company's covenants under this <u>Subsection 3.1</u> shall be reinstated at such time as the Company is no longer actively employing its commercially reasonable efforts to cause such registration statement to become effective.

3.2. <u>Inspection</u>. Subject to <u>Subsection 3.5</u> below, the Company shall permit each Major Investor (provided that the Board of Directors has not reasonably determined that such Major Investor is a Competitor of the Company), at such Major Investor's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Investor.

3.3. <u>[Intentionally Omitted]</u>.

3.4.   Termination of Information and Inspection Rights.   The covenants of the Company and the rights of any Holder set forth in this Section 3 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Restated Certificate, whichever event occurs first.

3.5.   Limitations on Information and Inspection Rights; Confidentiality. Notwithstanding anything to the contrary herein, the Company shall not be obligated under this Section 3, nor under any management rights letter (as may be delivered by the Company to any Holder in connection with the transactions contemplated under the Purchase Agreement or any similar transactions) (a "**Management Rights Letter**"), to provide information or access to information to any Holder (i) that the Company reasonably determines in good faith to be a trade secret or confidential information, the disclosure of which would adversely affect the Company's competitive position, (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel (such determination to be based on the advice of counsel to the Company), (iii) in the event of a conflict of interest with respect to such information between the Company and the Holder(s), (iv) to the extent that such information includes or references the existence or terms of proposed agreements or arrangements with entities that at that time both the Company and the Holder(s) (whether or not Competitor(s)) are attempting to secure as customers, clients, service providers, partners or other business relationships, or (v) for other similar reasons.   Each Holder agrees (A) that such Holder will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential and/or proprietary information obtained from the Company pursuant to the terms of this Agreement and/or the Management Rights Letter (including notice of the Company's intention to file a registration statement), and (B) to take all reasonable measures to maintain the confidentiality of all such confidential and/or proprietary information in its possession or control, or in the possession or control of Holder's Affiliates, which will in no event be less than the measures that such Holder uses to maintain the confidentiality of its own information of similar importance, unless such confidential and/or proprietary information (a) is known or becomes known to the public in general (other than as a result of a breach of this Subsection 3.5 by such Holder), (b) is or has been independently developed or conceived by the Holder without use of the Company's confidential and/or proprietary information, or (c) is or has been made known or disclosed to the Holder by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that a Holder may disclose confidential information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with monitoring its investment in the Company; (ii) to any prospective purchaser of any Registrable Securities from such Holder, if such prospective purchaser agrees to be bound by the provisions of this Subsection 3.5; (iii) to any Affiliate, partner, member, stockholder, director, officer, employee, agent or advisor of Holder or of any wholly owned subsidiary of such Holder who has a need to know such confidential and/or proprietary information and agrees in writing (or is otherwise bound by fiduciary or similar duties) to maintain the confidentiality and non-use thereof; or (iv) as may otherwise be required by law, provided that the Holder promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure.   To the extent that the Company and any Holder have entered into, or in the future enter into, any confidentiality agreement that are or may be more restrictive on such Holder than the terms and conditions of this Subsection 3.5, the more restrictive provisions, as between this Subsection 3.5 and such other agreement(s), shall control with respect to such Holder.

4.   Rights to Future Stock Issuances.

4.1.   Right of First Offer. Subject to the terms and conditions of this Subsection 4.1 and applicable securities laws, if the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its Affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other Person having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Exchange Act, of such Major Investor ("**Investor Beneficial Owners**"); provided that each such Affiliate or Investor Beneficial Owner (x) is not a Competitor, unless such party's purchase of New Securities is otherwise consented to by the Board of Directors, (y) agrees to enter into this Agreemeent and each of the Amended and Restated Voting Agreement and Amended and Restated Right of First Refusal and Co-Sale Agreement of even date herewith among the Company, the Investors and the other parties named therein, as an "Investor" under each such agreement (provided that any Competitor shall not be entitled to any rights as a Major Investor under Subsections 3.1, 3.2 and 4.1 hereof), and (z) agrees to purchase at least such number of New Securities as are allocable hereunder to the Major Investor holding the fewest number of shares of Preferred Stock and any other Derivative Securities.

(a)   The Company shall give notice (the "**Offer Notice**") to each Major Investor, stating (i) its bona fide intention to offer such New Securities, (ii) the number of such New Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Securities.

(b)   By notification to the Company within twenty (20) days after the Offer Notice is given, each Major Investor may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Securities which equals the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held, by such Major Investor bears to the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise, as applicable, of all Series Seed Preferred Stock and other Derivative Securities). At the expiration of such ten (10) day period, the Company shall promptly notify each Major Investor that elects to purchase or acquire all the shares available to it (each, a "**Fully Exercising Investor**") of any other Major Investor's failure to do likewise. During the five (5) day period commencing after the Company has given such notice, each Fully Exercising Investor may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Securities for which Major Investors were entitled to subscribe but that were not subscribed for by the Major Investors which is equal to the proportion that the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of Series Seed Preferred Stock and any other Derivative Securities then held, by such Fully Exercising Investor bears to the Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of the Preferred Stock and any other Derivative Securities then held, by all Fully Exercising Investors who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Subsection 4.1(b) shall occur within the earlier of ninety (90) days of the date that the Offer Notice is given and the date of initial sale of New Securities pursuant to Subsection 4.1(c).

(c)   If all New Securities referred to in the Offer Notice are not elected to be purchased or acquired as provided in Subsection 4.1(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Subsection 4.1(b), offer and sell the remaining unsubscribed portion of such New Securities to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Securities within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Securities shall not be offered unless first reoffered to the Major Investors in accordance with this Subsection 4.1.

(d)   The right of first offer in this Subsection 4.1 shall not be applicable to (i) Exempted Securities (as defined in the Restated Certificate); (ii) shares of Common Stock issued in the IPO; or (iii) the issuance of shares of Series CF Preferred Preferred Stock to additional investors pursuant to Section 1(d) of the Purchase Agreement.

(e)   Notwithstanding any provision hereof to the contrary, in lieu of complying with the provisions of this Subsection 4.1, the Company may elect to give notice to the Major Investors within thirty (30) days after the issuance of New Securities. Such notice shall describe the type, price, and terms of the New Securities. Each Major Investor shall have twenty (20) days from the date notice is given to elect to purchase up to the number of New Securities that would, if purchased by such Major Investor, maintain such Major Investor's percentage-ownership position, calculated as set forth in Subsection 4.1(b) before giving effect to the issuance of such New Securities.

4.2.   Termination. The covenants set forth in Subsection 4.1 shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Restated Certificate, whichever event occurs first.

5.   Additional Covenants.

5.1.   Intentionally Omitted.

5.2.   Employee Agreements. The Company will cause each Person now or hereafter employed by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets to enter into a nondisclosure and proprietary rights assignment agreement, substantially in the forms attached hereto as Exhibit A and B, or in any other form otherwise approved by the Board of Directors.

5.3.   Employee Stock. Unless otherwise approved by the Board of Directors, all future employees and consultants of the Company who purchase, receive options to purchase, or receive awards of shares of the Company's capital stock after the date hereof shall be required to execute restricted stock or option agreements, as applicable, providing for (i) vesting of shares over a four (4) year period, with the first twenty-five percent (25%) of such shares vesting following twelve (12) months of continued employment or service, and the remaining shares vesting in equal monthly installments over the following thirty-six (36) months, and (ii) a market stand-off provision substantially similar to that in Subsection 2.11 or as otherwise set forth in the Company's 2013 Stock Plan as in effect as of the date of this Agreement. In addition, unless otherwise approved by the Board of Directors, the Company shall retain a "right of first refusal" on employee transfers until the Company's IPO and shall have the right to repurchase unvested shares at cost upon termination of employment of a holder of restricted stock.

5.4. Intentionally Omitted.

5.5. Board Matters. Unless otherwise determined by the vote of a majority of the directors then in office, the Board of Directors shall meet at least quarterly in accordance with an agreed-upon schedule. The Company shall reimburse the nonemployee directors for all reasonable out-of-pocket travel expenses incurred (consistent with the Company's travel policy) in connection with attending meetings of the Board of Directors.

5.7. Successor Indemnification. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board of Directors as in effect immediately before such transaction, whether such obligations are contained in the Company's Bylaws, the Restated Certificate, or elsewhere, as the case may be.

5.8. Termination of Covenants. The covenants set forth in this Section 5, except for Subsection 5.6, shall terminate and be of no further force or effect (i) immediately before the consummation of the IPO (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, as such term is defined in the Restated Certificate, whichever event occurs first.

6. Miscellaneous.

6.1. Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder only to a transferee of Registrable Securities that (i) is an Affiliate of a Holder; (ii) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder's Immediate Family Members; or (iii) after such transfer, holds at least 735,000 shares of Registrable Securities (subject to appropriate adjustment for stock splits, stock dividends, combinations, and other recapitalizations); provided, however, that (x) the Company is, at least five business days before such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are proposed to be transferred; (y) such transfer or assignment would be effected in accordance with all applicable securities laws and Subsections 2.11 and 2.12 of this Agreement, and (z) any successor or permitted assignee of any Holder shall continue to be subject to the terms of this Agreement, and as a condition precedent to the Company's recognizing such transfer of such rights, each such successor, permitted transferee or permitted assignee shall agree in writing to be subject to each of the terms and conditions of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit C, agreeing to be bound by and subject to the terms of this Agreement as an Investor or Key Holder hereunder, as applicable. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be a Key Holder or Investor, as applicable. The Company shall not permit the transfer of Registrable Securities subject to this Agreement on its books or issue a new certificate representing any such Registrable Securities unless and until such transferee shall have complied with the terms of this Subsection 6.2. Any transfer of Registrable Securities in contravention of the foregoing shall be void *ab initio*. Each certificate representing the shares of Registrable Securities held by Key Holders or Investors subject to this Agreement if issued on or after the date of this Agreement shall be endorsed by the Company with the legend set forth in Section 2.12. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate or stockholder of a Holder; (2) who is a Holder's Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. Except as otherwise provided herein, the terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

6.2. Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the internal law of the State of Delaware, without regard to conflict of law principles.

6.3. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes, and enforceable against the parties actually executing such counterparts.

6.4. Titles and Subtitles; References. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits and schedules shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

6.5. Notices. All notices, requests and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail or facsimile during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A or Schedule B hereto, as the case may be, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such email address, facsimile number, or address as subsequently modified by written notice given in accordance with this Subsection 6.5.

      6.6.   <u>Amendments; Waivers and Termination</u>. This Agreement and any term hereof may be amended, modified or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of (a) the Company, (b) the Key Holders holding a majority of the shares of Registrable Securities then held by all of the Key Holders who are then providing services to the Company as officers, employees or consultants (voting collectively as a single class on an as-converted basis), and (c) the holders of a majority of the Registrable Securities then outstanding (voting collectively as a single class on an as-converted basis) (excluding all Series A Preferred Stock, Series A-2 Preferred Stock, Series CF Preferred Stock and any Common Stock issued or issuable upon conversion of Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock); <u>provided that</u> the Company may in its sole discretion waive compliance with <u>Subsection 2.12</u>. Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Holders, the Key Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other stockholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, (i) any provision hereof may be waived by any waiving party on such party's own behalf, without the consent of any other party, (ii) this Agreement may not be amended, modified or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, modification, termination, or waiver applies to all Investors in the same fashion (it being agreed that a waiver of the provisions of <u>Section 4</u> with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction), and (iii) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver does not apply directly to the Key Holders, <u>provided, however,</u> that this Agreement may not be amended or modified, and no provision hereof may be waived, in each case, in any way which would adversely affect the rights of the Key Holders hereunder in a manner disproportionate to any adverse effect such amendment, modification or waiver would have on the rights of the Investors hereunder, without also obtaining the written consent of the holders of at least a majority of the Registrable Securities held by the Key Holders (excluding all Series A Preferred Stock, Series A-2 Preferred Stock, Series CF Preferred Stock and any Common Stock issued or issuable upon conversion of Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock). The Company shall give prompt notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination, or waiver. Any amendment, termination, or waiver effected in accordance with this Subsection 6.6 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision. For purposes of this Subsection 6.6, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Company's stockholders circulated by the Company and executed by the Key Holder or Investor parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

6.7. Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

6.8. Aggregation of Stock. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

6.9. Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of Preferred Stock become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit C, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor hereunder. In either event, each such Person thereafter shall be deemed an Investor for all purposes under this Agreement.

6.10. Entire Agreement. This Agreement (including any Schedules and Exhibits hereto), the Restated Certificate and the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect.

6.11. Dispute Resolution. Any unresolved controversy or claim arising out of or relating to this Agreement, except as (i) otherwise provided in this Agreement, or (ii) any such controversies or claims arising out of either party's intellectual property rights for which a provisional remedy or equitable relief is sought, shall be submitted to arbitration by one arbitrator mutually agreed upon by the parties, and if no agreement can be reached within thirty (30) days after names of potential arbitrators have been proposed by the American Arbitration Association (the "AAA"), then by one arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement and who is chosen by the AAA. The arbitration shall take place in Los Angeles County, California, in accordance with the AAA rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. There shall be limited discovery prior to the arbitration hearing as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to or arising out of the issues to be arbitrated, (b) depositions of all party witnesses and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the California Code of Civil Procedure, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Central District of California or any court of the State of California having subject matter jurisdiction.

6.12. <u>Delays or Omissions</u>. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.13. <u>Stock Split</u>. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Common Stock and Derivative Securities occurring after the date of this Agreement.

6.14. <u>Specific Performance</u>. Each Holder acknowledges and agrees that the Company will be irreparably damaged and substantially harmed, and that monetary damages would not adequately compensate an injured party hereunder, in the event any of the provisions of <u>Subsections 2.11</u> (entitled "'Market Stand-off' Agreement"), <u>2.12</u> (entitled "Restrictions on Transfer"), and/or <u>3.5</u> (entitled "Limitations on Information and Inspection Rights; Confidentiality") of this Agreement are not performed by the Holders in accordance with their specific terms or are otherwise breached. Accordingly, each Holder hereto unconditionally and irrevocably agrees that the Company shall be entitled to protective orders, temporary and/or permanent injunctions, restraining orders and/or other equitable relief against any breaches or threatened breaches of such subsections of this Agreement set forth in the preceding sentence, and to specific performance and/or specific enforcement of such subsections and their terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction, and other remedies available in law or in equity. Further, each Holder hereby waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach of any such subsection listed in the first sentence of this <u>Subsection 6.14</u>.

6.15. <u>Further Assurances</u>. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

6.16. Costs and Attorneys' Fees. Notwithstanding any other provision herein, if any action at law or in equity (including arbitration) is instituted under or in relation to this Agreement, including without limitation to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to recover from the losing party all fees, costs and expenses of enforcing or interpreting the terms of this Agreement, including without limitation reasonable attorneys' and accountants' fees, costs and necessary disbursements (including with respect to appeals) in addition to any other relief to which such party may be entitled.

[Signature pages follow]

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first written above.

DENIM.LA, INC.

By: _____

Name: <u>Corey Esptein, CEO</u>

Address: _____

_____

Strategic Law Partners, LLP
500 South Grand Avenue, Suite 2050
Los Angeles, California 90071
Attn: Bradley Schwartz

KEY HOLDERS

By: _____

Corey Epstein

By: _____

Mark Lynn

INVESTORS

_____
(*Entity name, if applicable*)

By: _____

Name: _____

Title: _____
(*If applicable*)

SCHEDULE A

INVESTORS

Common Stock and Preferred Stock

Name and Address	Number of Shares Held
Corey Epstein 1134 11th St., Unit 101 Santa Monica, CA 90403	6,050,000 shares of Common Stock; 617,122 shares of Series Seed Preferred Stock
Ryan Jaleh 11938 Dorothy Street, Apt. 4 Los Angeles, CA 90049	245,060 shares of Common Stock; 101,847 shares of Series Seed Preferred

Series Seed Preferred Stock

Name and Address	Number of Shares Held
Amplify.LA Capital, LLC c/o Paul Bricault, Managing Director 1600 Main St. Venice, CA 90291	1,222,364
Arena Ventures Attn: Paige Craig 1518 N. Orange Grove Avenue Los Angeles, CA 90046	773,335
Siemer Ventures II, LP Attn: Eric Manlunas, Managing Partner 1333 2nd St., Suite 600 Santa Monica, CA 90401	1,004,400
Baroda Ventures LLC Attn: Peter T. Lee, President 245 South Beverly Drive Beverly Hills, CA 90212	773,335
Plus Capital, LP Attn: Adam Lilling, Managing Partner 100 Wishire Blvd. #200 Santa Monica, CA 90401	773,139
Siemer Ventures II, LP Attn: Eric Manlunas, Managing Partner 1333 2nd St., Suite 600 Santa Monica, CA 90401	338,019
Baroda Ventures LLC Attn: Peter T. Lee, President 245 South Beverly Drive Beverly Hills, CA 90212	241,667
Dennis Phelps 333 Main St., #9E	241,381

Name and Address	Number of Shares Held
San Francisco, CA 94105 dbrianphelps@yahoo.com	
CAA Ventures c/o Michael A. Zobel, President 2000 Avenue of the Stars Los Angeles, CA 90067	480,470
SLP Ventures II, LLC c/o Bradley Schwartz, Manager 4166 Woodleigh Lane La Canada, CA 91011	238,885
Crunch Fund I, L.P. c/o Greenough Group 1350 Old Bayshore Highway, Suite 920 Burlingame, CA 94010	713,462
Welle Family Trust c/o Bernhard J. Welle, General Parnter 6636 County Road 250 Durango, CO 81301	237,022
SC Enterprises Worldwide LLC 130 West 19th St., 12D New York, New York 10011	237,022
TenOneTen Ventures, LLC c/o David Waxman, Managing Member 137 N. Larchmont Blvd. #494 Los Angeles, CA 90004	473,881
Viking Power c/o Daniel Brown 1553 Platte St., Ste. 204 Denver, CO 80202	236,920
Dennis Phelps 333 Main St., #9E San Francisco, CA 94105 dbrianphelps@yahoo.com	236,920
Amplify.LA Capital, LLC c/o Paul Bricault, Managing Director 1600 Main St. Venice, CA 90291	236,900
Amplify.LA Capital II, LLC c/o Paul Bricault, Managing Director 1600 Main St. Venice, CA 90291	118,450
Crunch Fund I, L.P. c/o Greenough Group 1350 Old Bayshore Highway, Suite 920 Burlingame, CA 94010	236,879
Michael Lastoria 215 I St. NE, #402 Washington, DC 20002	236,859

Name and Address	Number of Shares Held
Mark L. Epstein 6410 Country Road 250 Durango, CO 81301	236,797
Lahona Ventures LLC c/o Andrew Lahona, Manager/Member 9164 E. Lost Hill Trail Lone Tree, CO 80124	236,756
Siemer Ventures II LP Attn: Eric Manlunas, Managing Partner 1333 2nd St., Suite 600 Santa Monica, CA 90401	709,103
Demarest Films, LLC 11925 Wilshire Boulevard, Suite 310 Los Angeles, CA 90025 Attn: Sam Englebardt	235,713
Tom McInerny 2151 5th Ave W. Seattle, WA 98119	235,365
Glenn E. Montgomery 4855 Willow Stone Heights Colorado Springs, CO 80906	117,611
Daniel Brown 4514 W. 34th Ave. Denver, CO 80212	117,550
Mark L. Epstein 6410 Country Road 250 Durango, CO 81301	117,324
The Bernhard J. and Diane H. Welle Family Trust c/o Bernhard J. Welle, General Partner 6636 County Road 250 Durango, CO 81301	234,588
The Academy, LLC c/o Nicholas Gross 760 N. Cahuenga Blvd. Los Angeles, CA 90038	117,284
Dave Berlin 1900 16th Street, Suite 230 Denver, CO 80202	234,362
Randy Nichols 1899 Wynkoop St. #425 Denver, CO 80202	935,731
Plus Capital, LP Attn: Adam Lilling, Managing Partner 100 Wishire Blvd. #200 Santa Monica, CA 90401	185,771
The Mandel Company Attn: Robert Mandel, President 9100 Wilshire Blvd., 400W	185,722

Name and Address	Number of Shares Held
Beverly Hills, CA 90212	
Zillion, LLC c/o Trevor Pettennude 1215 Delaware St. Denver, CO 80204	539,088
Zillion, LLC c/o Trevor Pettennude 1215 Delaware St. Denver, CO 80204	1,113,940
Zillion, LLC c/o Trevor Pettennude 1215 Delaware St. Denver, CO 80204	371,313
Zillion, LLC c/o Trevor Pettennude 1215 Delaware St. Denver, CO 80204	1,838,396
Plus Capital, LP Attn: Adam Lilling, Managing Partner 100 Wishire Blvd. #200 Santa Monica, CA 90401	367,679
The Kevin Yorn Trust 2000 Ave. of the Stars 3rd Floor, North Los Angeles, CA 90067	110,303
3-4 Surf, GP c/o Gettleson Witzer 16000 Ventura Blvd., Suite 900 Encino, CA 91436	183,839
Baroda Ventures LLC Attn: Peter T. Lee, President 245 South Beverly Drive Beverly Hills, CA 90212	183,839
Amplify.LA Capital II, LLC c/o Paul Bricault, Managing Director 1600 Main St. Venice, CA 90291	240,400
QueensBridge Fund I, L.P. Attn: Managing Member 1801 Century Park East, Suite 1132 Los Angeles, CA 90067	91,919
Viking Power, LLC c/o Daniel Brown 1553 Platte St., Ste. 204 Denver, CO 80202	183,839
Siemer Ventures II LP Attn: Eric Manlunas, Managing Partner 1333 2nd St., Suite 600	183,839

Name and Address	Number of Shares Held
Santa Monica, CA 90401	
Clark W. Landry 732 Beverly Glen Blvd. Los Angeles, CA 90024	91,919
Structure Fund LP Attn: Partner 9229 Sunset Blvd. #810 West Hollywood, CA 90069	91,919
Scott C. Steigerwald 780 Core Drive Port Austin, MI 48467	735,358
Patrick M. Falle Living Trust c/o Patrick M. Falle 5228 Glengate Road Rochester Hills, MI 48306	441,215
William Essin 1648 Little Raven St. Denver, CO 80202	91,919
Bradley J. Zions 8818 Pinto Place Los Angeles, CA 90069	91,919
Equity Trust Company Custodian FBO Warren Loui IRA 5088 Alta Canyada Road La Canada, CA 91011	91,919

Series A Preferred Stock

Name and Address	Number of Shares Held
SeedInvest Direct Investors	3,510,059
Each other Person that is a party to that certain Subscription Agreement for the sale of the Company's Series A Preferred Stock dated as of August 8, 2016, as an "Investor" thereunder.	The number of Shares of Series A Preferred Stock sold to such Investor under such Subscription Agreement for the sale of the Company's Series A Preferred Stock.

Series A-2 Preferred Stock

Name and Address	Number of Shares Held
Each Person that is a party to that certain Subscription Agreement for the sale of the Company's Series A-2 Preferred Stock dated as of September 20, 2017, as an "Investor" thereunder.	The number of Shares of Series A-2 Preferred Stock sold to such Investor under such Subscription Agreement for the sale of the Company's Series A-2 Preferred Stock.

Series CF Preferred Stock

Name and Address	Number of Shares Held
Each Person that is a party to the Purchase Agreement as an "Investor" thereunder.	The number of Shares of Series CF Preferred Stock sold to such Investor under the Purchase Agreement.

SCHEDULE B

KEY HOLDERS

Name and Address	Number of Shares Held
Corey Epstein 1134 11th Street, Unit 101 Santa Monica, CA 90403	6,050,000 shares of Common Stock; 617,122 shares of Series Seed Preferred Stock
Mark Lynn 13700 Marina Pointe Drive Marina Del Rey, CA 90292	2,688,889 shares of Common Stock; Options to purchase up to 3,361,111 shares of Common Stock

EXHIBIT A

Form of Nondisclosure and Proprietary Rights Assignment Agreement

EXHIBIT B

Form of Consulting Agreement

EXHIBIT C

ADOPTION AGREEMENT

This Adoption Agreement ("**Adoption Agreement**") is executed on _____, 20__, by the undersigned (the "**Holder**") pursuant to the terms of that certain Investors' Rights Agreement dated as of _____, 2018 (the "**Agreement**"), by and among the Company, certain Investors and certain Key Holders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Investor or Key Holder, as applicable, agrees as follows.

1.1   Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company or options, warrants or other rights to purchase such capital stock (collectively, the "**Capital Stock**") for one of the following reasons (Check the correct box):

☐   as a transferee of Capital Stock from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" for all purposes of the Agreement.

☐   as a transferee of Capital Stock from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" for all purposes of the Agreement.

☐   as a new Investor in accordance with Subsection 6.9 of the Agreement, in which case Holder will be an "Investor" for all purposes of the Agreement.

☐   in accordance with Subsection 6.1 of the Agreement, as a new party who is not a new Investor, in which case Holder will be a "Key Holder" for all purposes of the Agreement.

1.2   Agreement. Holder hereby (a) agrees that the Capital Stock, and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto, in the capacity as an "Investor" or a "Key Holder" to the extent set forth in Section 1.1 of this Adoption Agreement.

1.3   Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: _____   ACCEPTED AND AGREED:

By: _____   **DENIM.LA, INC.**
Name and Title of Signatory

Address: _____   By: _____

_____   Title: _____

Facsimile Number: _____

EXHIBIT H TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

AMENDED AND RESTATED RIGHT OF FIRST REFUSAL
AND CO-SALE AGREEMENT

THIS AMENDED AND RESTATED RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT is made as of _____, 2018 by and among Denim.LA, Inc., a Delaware corporation (the "**Company**"), the Rights Holders listed on <u>Schedule A</u>, the Key Holders listed on <u>Schedule B</u> and the Investors listed on <u>Schedule C</u>. For the avoidance of doubt, each Person that is a party to the Purchase Agreement (as defined below) as an "Investor" thereunder is hereby deemed automatically, and without any further action, to have joined this Agreement and become a party hereof as an "Investor" pursuant to Section 2(b) of the Purchase Agreement, notwithstanding any failure by such Person have executed or delivered this Agreement to any other party hereof.

WHEREAS, the Company, the Key Holders, the Rights Holders and certain of the Investors (the "**Prior Investors**") previously entered into an Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of September 20, 2017, (the "**Prior Agreement**"), in connection with the purchase of shares of Series Seed Preferred Stock of the Company, par value $0.0001 per share ("**Series Seed Preferred Stock**"), Series A Preferred Stock of the Company, par value $0.0001 per share ("**Series A Preferred Stock**") and/or Series A-2 Preferred Stock of the Company, par value $0.0001 per share ("**Series A-2 Preferred Stock**");

WHEREAS, the Key Holders, the Rights Holders, the Prior Investors and the Company desire to induce certain of the Investors to purchase shares of Series CF Preferred Stock of the Company, par value $0.0001 per share ("**Series CF Preferred Stock**"), pursuant to the Subscription Agreement dated as of the date hereof by and among the Company and certain of the Investors (the "**Purchase Agreement**") by amending and restating the Prior Agreement to provide the Investors with the rights and privileges as set forth herein.

NOW, THEREFORE, the Company, the Key Holders, the Rights Holders and the Investors agree as follows:

1.   Definitions.

1.1.   "**Affiliate**" means, with respect to any specified Person, any other Person who directly or indirectly, controls, is controlled by or is under common control with such Person, including without limitation any general partner, managing member, officer or director of such Person, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

1.2.   "**Capital Stock**" means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon conversion of Preferred Stock and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder, any Investor, any Rights Holder, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by a Rights Holder, Investor or Key

Holder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio.

1.3. **"Certificate of Incorporation"** means the Company's Amended and Restated Certificate of Incorporation, as amended from time to time.

1.4. **"Change of Control"** means a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company.

1.5. **"Common Stock"** means shares of Common Stock of the Company, $0.0001 par value per share.

1.6. **"Company Notice"** means written notice from the Company notifying the selling Key Holders that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.7. **"Family Member"** of any Key Holder means any child, stepchild, grandchild, parent, stepparent, grandparent, sibling (in each of the foregoing cases, whether natural or through adoption), the spouse or Spousal Equivalent of any of the foregoing, the Key Holder's spouse or Spousal Equivalent, any other direct lineal descendant or antecedent of such Key Holder (or his or her spouse or Spousal Equivalent) or any other relative approved by the Board of Directors of the Company.

1.8. **"Investor Notice"** means written notice from an Investor notifying the Company and the selling Key Holder that such Investor intends to exercise its Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.9. **"Investor"** means the persons named on Schedule C hereto, each person to whom the rights of an Investor are assigned pursuant to Subsection 6.8, each person who hereafter becomes a signatory to this Agreement pursuant to Subsection 6.10(b) and any one of them, as the context may require.

1.10. **"Rights Holder Notice"** means written notice from a Rights Holder notifying the Company and the selling Key Holder that such Rights Holder intends to exercise its Tertiary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Key Holder Transfer.

1.11. **"Rights Holders"** means the persons named on Schedule A hereto, each person to whom the rights of a Rights Holder are assigned pursuant to Subsection 6.8, each person who hereafter becomes a signatory to this Agreement pursuant to Subsection 6.10(a) and any one of them, as the context may require.

1.12. **"Key Holders"** means the persons named on Schedule B hereto, each person to whom the rights of a Key Holder are assigned pursuant to Subsection 3.1, each person who hereafter becomes a signatory to this Agreement pursuant to <u>Subsection 6.8 or 6.16</u> and any one of them, as the context may require.

1.13. **"Person"** means any individual, firm, corporation, partnership, association, limited liability company, trust or any other entity.

1.14. **"Preferred Stock"** means collectively, all shares of Series Seed Preferred Stock of the Company, par value $0.0001 per share, Series A Preferred Stock of the Company, par value $0.0001 per share, Series A-2 Preferred Stock of the Company, par value $0.0001 per share, and Series CF Preferred Stock of the Company, par value $0.0001 per share.

1.15. **"Proposed Key Holder Transfer"** means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Key Holders.

1.16. **"Proposed Transfer Notice"** means written notice from a Key Holder setting forth the terms and conditions of a Proposed Key Holder Transfer.

1.17. **"Prospective Transferee"** means any person to whom a Key Holder proposes to make a Proposed Key Holder Transfer.

1.18. **"Right of Co-Sale"** means the right, but not an obligation, of a Rights Holder or an Investor to participate in a Proposed Key Holder Transfer on the terms and conditions specified in the Proposed Transfer Notice.

1.19. **"Right of First Refusal"** means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Key Holder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.20. **"Secondary Notice"** means written notice from the Company notifying the Rights Holders, the Investors and the selling Key Holder that the Company does not intend to exercise its Right of First Refusal as to all shares of Transfer Stock with respect to any Proposed Key Holder Transfer.

1.21. **"Secondary Refusal Right"** means the right, but not an obligation, of each Investor to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Investors) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.22. **"Spousal Equivalent"** of any relevant individual means an individual that is registered as a domestic partner of such relevant person under the laws of the State of California or any other law having similar effect, or provided the following circumstances are true with respect to such relevant person and the Spousal Equivalent: (a) irrespective of whether or not the relevant individual and the Spousal Equivalent are the same sex, they are the sole spousal equivalent of the other for the last 12 months, (b) they intend to remain so indefinitely, (c) neither are married to anyone else, (d) both are at least 18 years of age and mentally competent to consent to contract, (e) they are not related by blood to a degree of closeness that which would prohibit legal marriage in the state in which they legally reside, (f) they are jointly responsible for each other's common welfare and financial obligations, and (g) they reside together in the same residence for the last 12 months and intend to do so indefinitely.

1.23. "**Tertiary Notice**" means written notice from the Company notifying the Rights Holders and the selling Key Holder that the Investors have failed to exercise their Secondary Right of First Refusal as to all remaining shares of Transfer Stock with respect to any Proposed Key Holder Transfer.

1.24. "**Tertiary Refusal Right**" means the right, but not an obligation, of each Rights Holder to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Rights Holders) of any Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Rights, on the terms and conditions specified in the Proposed Transfer Notice.

1.25. "**Transfer Stock**" means shares of Capital Stock owned by a Key Holder, or issued to a Key Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), but does not include any shares of Preferred Stock or Common Stock issued or issuable upon conversion of Preferred Stock.

1.26. "**Undersubscription Notice**" means written notice from a Rights Holder or an Investor notifying the Company and the selling Key Holder that such Rights Holder or Investor intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal, the Secondary Refusal Right or the Tertiary Refusal Right.

2. <u>Agreement Among the Company, the Rights Holders, the Investors and the Key Holders</u>.

2.1. <u>Right of First Refusal</u>.

(a) <u>Grant</u>. Subject to the terms of <u>Section 3</u> below, each Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee. In the event of a conflict between this Agreement and any other agreement that may have been entered into, or may be entered into in the future, by a Key Holder with the Company that contains any other right of first refusal in favor of the Company and that does not expressly and specifically amend this <u>Section 2</u> of this Agreement (including without limitation any such provision set forth in any stock purchase agreement and/or stock option agreement for securities issued to the Key Holder under the Company's equity incentive plan before, on or after the date hereof), the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the other rights of first refusal shall be deemed satisfied by compliance with this <u>Subsection 2.1(a)</u> and <u>Subsection 2.1(b)</u>. In the event of a conflict between this Agreement and the Company's Bylaws containing another right of first refusal, the terms of the Bylaws will control and compliance with the Bylaws shall be deemed compliance with this Subsection 2.1(a) and Subsection 2.1(b) in full.

(b)   Notice. Each Key Holder proposing to make a Proposed Key Holder Transfer must deliver a Proposed Transfer Notice to the Company, each Investor and each Rights Holder not later than forty-five (45) days prior to the consummation of such Proposed Key Holder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Key Holder Transfer and the identity of the Prospective Transferee. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the selling Key Holder within fifteen (15) days after delivery of the Proposed Transfer Notice.

(c)   Grant of Secondary Refusal Right to Investors. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Subsection 2.1(c). If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Secondary Notice to the selling Key Holder and to each Investor and Rights Holder to that effect no later than fifteen (15) days after the selling Key Holder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver an Investor Notice to the selling Key Holder and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence. To the extent that an Investor does not deliver an Investor Notice to the selling Key Holder and the Company within the 10-day period specified in the preceding sentence (the "**Investor Notice Period**"), such Investor shall be deemed to have waived its Secondary Refusal Right with respect to such Proposed Key Holder Transfer.

(d)   Undersubscription of Transfer Stock by Investors. If options to purchase have been exercised by the Company and the Investors with respect to some but not all of the Transfer Stock by the end of the Investor Notice Period, then the Company shall, immediately after the expiration of the Investor Notice Period, send written notice (the "**Initial Company Undersubscription Notice**") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "**Exercising Investors**"). Each Exercising Investor shall, subject to the provisions of this Subsection 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten (10) days after the expiration of the Investor Notice Period. In the event there are two or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Subsection 2.1(d) shall be allocated to such Exercising Investors pro rata based on the number of shares of Transfer Stock such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Investor has elected to purchase pursuant to the Initial Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Key Holder of that fact.

(e)   Grant of Tertiary Refusal Right to Rights Holders. Subject to the terms of Section 3 below, each Key Holder hereby unconditionally and irrevocably grants to the Rights Holders a Tertiary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal and not purchased by the Investors pursuant to the Secondary Right of First Refusal, as provided in this Subsection 2.1(e). If the Investors fail to purchase all Transfer Stock by exercising their Secondary Right of First Refusal with respect to all Transfer Stock subject to a Proposed Key Holder Transfer, the Company must deliver a Tertiary Notice to the selling Key Holder and to each Rights Holder to that effect no later than fifteen (15) days after the lapse of the final deadline or the delivery of the last notice (whichever is later) required under Subsections 2.1(c) and 2.1(d). To exercise its Tertiary Refusal Right, a Rights Holder must deliver a Rights Holder Notice to the selling Key Holder and the Company within ten (10) days after the Company's deadline for its delivery of the Tertiary Notice as provided in the preceding sentence. To the extent that a Rights Holder does not deliver a Rights Holder Notice to the selling Key Holder and the Company within the 10-day period specified in the preceding sentence (the "**Rights Holder Notice Period**"), such Rights Holder shall be deemed to have waived its Tertiary Refusal Right with respect to such Proposed Key Holder Transfer.

(f)   Undersubscription of Transfer Stock by Rights Holders. If options to purchase have been exercised by the Company and the Rights Holders with respect to some but not all of the Transfer Stock by the end of the Rights Holder Notice Period, then the Company shall, immediately after the expiration of the Rights Holder Notice Period, send written notice (the "**Secondary Company Undersubscription Notice**") to those Rights Holders who fully exercised their Tertiary Refusal Right within the Rights Holder Notice Period (the "**Exercising Rights Holders**"). Each Exercising Rights Holder shall, subject to the provisions of this Subsection 2.1(f), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Rights Holder must deliver an Undersubscription Notice to the selling Key Holder and the Company within ten (10) days after the expiration of the Rights Holder Notice Period. In the event there are two or more such Exercising Rights Holders that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Subsection 2.1(f) shall be allocated to such Exercising Rights Holders pro rata based on the number of shares of Transfer Stock such Exercising Rights Holders have elected to purchase pursuant to the Tertiary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Rights Holder has elected to purchase pursuant to the Secondary Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Rights Holders, the Company shall immediately notify all of the Exercising Rights Holders and the selling Key Holder of that fact.

(g)   Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in cash, then payment of the purchase price will be made by the Company, the Investors or the Rights Holders, as applicable, (i) by check or by wire transfer of immediately available funds, (ii) by cancellation of all or a portion of any outstanding indebtedness of the Key Holder to the Company, the Investor(s) or Rights Holder(s), as applicable, or (iii) by any combination of the foregoing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Company's Board of Directors and as set forth in the Company Notice, which determination will be binding upon the Company, the Rights Holders, the Investors and the Key Holder absent fraud or error. If the Company, any Investor or any Rights Holder cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company, such Investor or such Rights Holder may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company, the Investors and the Rights Holders shall take place, and all payments from the Company, the Investors and the Rights Holders shall have been delivered to the selling Key Holder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Key Holder Transfer and (ii) sixty (60) days after delivery of the Proposed Transfer Notice.

(h)   Rights as a Stockholder. To the extent that the Company, an Investor or a Rights Holder exercises its Right of First Refusal, Secondary Refusal Right or Tertiary Refusal Right to purchase all or any portion of the Transfer Stock, then, upon consummation of such purchase, the selling Key Holder will have no further rights as a holder of the Transfer Stock except the right to receive payment for the Transfer Stock from the Company, the Investor or the Rights Holder in accordance with the terms of this Agreement, and the selling Key Holder will forthwith cause all certificate(s) evidencing such Transfer Stock to be surrendered to the Company, properly endorsed for transfer to the Company, to the Investors or to the Rights Holders, as applicable.

2.2.   Right of Co-Sale.

(a)   Exercise of Right. If any Transfer Stock subject to a Proposed Key Holder Transfer is not purchased pursuant to Subsection 2.1 above and thereafter is to be sold to a Prospective Transferee, each respective Investor and Rights Holder (other than a Rights Holder that is the Key Holder that is proposing the Proposed Key Holder Transfer (an "**Excluded Rights Holder**")) may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Key Holder Transfer as set forth in Subsection 2.2(b) below and, subject to Subsection 2.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Investor and Rights Holder (other than an Excluded Rights Holder) who desires to exercise its Right of Co-Sale (each, a "**Participating Investor**" or "**Participating Rights Holder**," as applicable) must give the selling Key Holder written notice to that effect within fifteen (15) days after the deadline for delivery of the Tertiary Notice described above, and upon giving such notice such Participating Investor or Participating Rights Holder shall be deemed to have effectively exercised the Right of Co-Sale

(b)   Shares Includable. Each Participating Investor or Participating Rights Holder may include in the Proposed Key Holder Transfer all or any part of such Participating Investor's or Participating Rights Holder's Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Key Holder Transfer (excluding shares purchased by the Company, the Participating Investors or the Participating Rights Holders pursuant to the Right of First Refusal, the Secondary Refusal Right or the Tertiary Refusal Right) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Participating Investor or Participating Rights Holder immediately before consummation of the Proposed Key Holder Transfer, and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Participating Investors and Participating Rights Holders immediately prior to the consummation of the Proposed Key Holder Transfer, plus the number of shares of Transfer Stock held by the selling Key Holder. To the extent one or more of the Participating Investors and/or Participating Rights Holders exercise such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Stock that the selling Key Holder may sell in the Proposed Key Holder Transfer shall be correspondingly reduced.

(c)   Purchase and Sale Agreement. The Participating Investors and Participating Rights Holders and the selling Key Holder agree that the terms and conditions of any Proposed Key Holder Transfer in accordance with Subsection 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee(s) (the "**Purchase and Sale Agreement**") with customary terms and provisions for such a transaction and reflecting the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Note, and the Participating Investors, Participating Rights Holders and the selling Key Holder further covenant and agree to enter into such Purchase and Sale Agreement with each other and the Prospective Transferee(s) as a condition precedent to any sale or other transfer in accordance with this Subsection 2.2. For the avoidance of doubt, the Participating Investors and the Participating Rights Holders agree that at the request of the selling Key Holder or any Prospective Transferee(s), the Purchase and Sale Agreement shall include customary representations and warranties of the Participating Investors or Participating Rights Holder(s), as applicable, including, but not limited to, the following: (i) that each Participating Investor and Participating Rights Holder holds all right, title and interest in and to the shares that such Participating Investor or Participating Rights Holder, as applicable, is selling or transferring under the Purchase and Sale Agreement, free and clear of all liens and encumbrances, (ii) that the obligations of each Participating Investor or Participating Rights Holder, as applicable, in connection with the transaction under the Purchase and Sale Agreement have been duly authorized, if applicable, (iii) that the documents to be entered into by each Participating Investor or Participating Rights Holder, as applicable, in connection with the Purchase and Sale Agreement have been duly executed by such Participating Investor or Participating Rights Holder, as applicable, and delivered to the selling Key Holder and the Prospective Transferee(s) and are enforceable against each Participating Investor or Participating Rights Holder, as applicable, in accordance with their respective terms and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction contemplated under the Purchase and Sale Agreement, nor the performance of each Participating Investor's or Participating Rights Holder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency.

(d)   Allocation of Consideration. The aggregate consideration payable to the Participating Investor and Participating Rights Holders and the selling Key Holder shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Investor, each Participating Rights Holder and the selling Key Holder as provided in Subsection 2.2(b), provided that if a Participating Investor or a Participating Rights Holder wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the applicable conversion ratio of the Preferred Stock into Common Stock.

(e)   Purchase by Selling Key Holder; Deliveries. Notwithstanding Subsection 2.2(c) above, if any Prospective Transferee(s) refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Investor(s) or Participating Rights Holder(s) or upon the failure to negotiate in good faith a Purchase and Sale Agreement with customary terms and provisions for such a transaction and reflecting the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Note, no Key Holder may sell any Transfer Stock to such Prospective Transferee(s) unless and until, simultaneously with such sale, such Key Holder purchases all securities subject to the Right of Co-Sale from such Participating Investor(s) or such Participating Rights Holder(s), as applicable, on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Subsection 2.2(d). In connection with such purchase by the selling Key Holder, such Participating Investor, Investor, Participating Rights Holder or Rights Holders shall deliver to the selling Key Holder a stock certificate or certificates, properly endorsed for transfer, representing the Capital Stock being purchased by the selling Key Holder. Each such stock certificate delivered to the selling Key Holder will be transferred to the Participating Investor or Prospective Transferee, as applicable, against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Purchase and Sale Agreement, and the selling Key Holder shall concurrently therewith remit or direct payment to each such Participating Investor or Participating Rights Holder, as applicable, the portion of the aggregate consideration to which each such Participating Investor or Participating Rights Holder, as applicable, is entitled by reason of its participation in such sale as provided in this Subsection 2.2(e).

(f)   Additional Compliance. If the Right of First Refusal, the Secondary Refusal Right, the Tertiary Refusal Right and the Right of Co-Sale have lapsed or been waived as to any portion of the Transfer Stock, then the Key Holder may transfer that portion of the Transfer Stock to any Proposed Transferee(s) named in the Proposed Transfer Notice, at a price and on terms set forth in the Proposed Transfer Notice (or at a higher price and/or on terms more favorable to the selling Key Holder than those set forth in the Proposed Transfer Notice), provided that such Proposed Key Holder Transfer (i) is consummated within one hundred twenty (120) days after receipt of the Proposed Transfer Notice by the Company, and (ii) is in accordance with all the terms of this Agreement. If any Proposed Key Holder Transfer is not consummated within one hundred twenty (120) days after receipt of the Proposed Transfer Notice by the Company, the Key Holders proposing the Proposed Key Holder Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Investor or Rights Holder hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Subsection 2.2.

2.3.   Effect of Failure to Comply.

(a)   Transfer Void. Any Proposed Key Holder Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company, nor shall the Company be required to treat as owner of any Capital Stock, or accord the right to vote or pay dividends to, any purchaser, donee or other transferee to whom such Capital Stock may have been so transferred.

(b) <u>Violation of First Refusal Right</u>. If any Key Holder becomes obligated to sell any Transfer Stock to the Company or any Participating Investor or Rights Holder under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Participating Investor and/or Rights Holder may, at its option, in addition to all other remedies it may have, send to such Key Holder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company, such Investor or such Rights Holder (or request that the Company effect such transfer in the name of an Investor or a Rights Holder) on the Company's books the certificate or certificates representing the Transfer Stock to be sold.

(c) <u>Violation of Co-Sale Right</u>. If any Key Holder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "**Prohibited Transfer**"), each Investor or Rights Holder who desires to exercise its Right of Co-Sale under <u>Subsection 2.2</u> may, in addition to such remedies as may be available by law, in equity or hereunder, require such Key Holder to purchase from such Investor or Rights Holder the type and number of shares of Capital Stock that such Investor or Rights Holder would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of <u>Subsection 2.2</u>. The sale will be made on the same terms, including, without limitation, as provided in <u>Subsection 2.2(d)</u>, and subject to the same conditions as would have applied had the Key Holder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Investor or Rights Holder, as applicable, learns of the Prohibited Transfer, as opposed to the timeframe proscribed in <u>Subsection 2.2</u>. Such Key Holder shall also reimburse each Investor and Rights Holder for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Investor's or Rights Holder's (as applicable) rights under <u>Subsection 2.2</u>.

3. <u>Exempt Transfers</u>.

3.1. <u>Exempted Transfers</u>. Notwithstanding the foregoing or anything to the contrary herein, the provisions of <u>Subsections 2.1</u> and <u>2.2</u> shall not apply:

(a) in the case of a Key Holder that is an entity, upon a transfer by such Key Holder to its stockholders, members, retired members, partners, retired partners or other equity holders;

(b) to a repurchase by the Company of Transfer Stock from a Key Holder that is a former employee, officer, director, consultant or other person who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at either the original purchase price or the then-current fair market value thereof;

(c) to a pledge of Transfer Stock that creates a mere security interest in the pledged Transfer Stock, provided that the pledge thereof agrees in writing in advance to be bound by and comply with all applicable provisions of this Agreement to the same extent as if it were the Key Holder making such pledge;

(d)   in the case of a Key Holder that is a natural person, upon a transfer of Transfer Stock by such Key Holder (i) to his or her Family Member(s) or any custodian or trustee of any trust, partnership, limited liability company or other entity for the benefit of, or the ownership interests of which are owned (directly or indirectly) wholly by, such Key Holder or any such Family Member(s); (ii) to the estate of such Key Holder and/or any Family Member(s) of such Key Holder; or (iii) otherwise by devise or descent or made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy; or

(e)   to the sale by the Key Holder of up to 5% of the Capital Stock held by such Key Holder as of the date that such Key Holder first became party to this Agreement;

provided that in the case of clauses 3.1(a), (c), (d) or (e):

(i)   the Key Holder shall deliver written notice to the Rights Holders of such pledge, gift or transfer within thirty (30) days after the closing thereof;

(ii)   such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement; and

(iii)   such transferee shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Stock pursuant to Section 2.

3.2.   Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a "**Public Offering**") or (b) pursuant to a Deemed Liquidation Event (as defined in the Certificate of Incorporation) or Change of Control.

3.3.   Prohibited Transferees. Notwithstanding the foregoing, no Key Holder shall transfer any Transfer Stock solely in reliance on Section 3.1(c) or 3.1(e) above to (a) any entity which, in the reasonable determination of the Company's Board of Directors, directly competes with the Company or (b) any then-current and active customer, distributor or supplier of the Company, if the Company's Board of Directors should reasonably determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.

4.   Legend. Each certificate representing shares of Transfer Stock held by the Key Holders or issued to any permitted transferee in connection with a transfer permitted by Subsection 3.1 hereof shall be endorsed with the following legend:

THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO, AND

IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Key Holder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares represented by certificates bearing the legend referred to in this Section 4 above to enforce the provisions of this Agreement, that the Company may issue appropriate "stop transfer" instructions, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5. Lock-Up.

5.1. Agreement to Lock-Up. Each Key Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the registration by the Company of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Company and the managing underwriter (such period not to exceed (x) one hundred eighty (180) days in the case of the Company's initial public offering (the "**IPO**"), or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or (y) ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (a) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Capital Stock (whether such shares of Capital Stock are then owned by the Key Holder or are thereafter acquired), or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Capital Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Capital Stock or other securities, in cash or otherwise. The foregoing provisions of this Section 5 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to the Key Holders if all officers, directors and holders of more than five percent (5%) of the outstanding Common Stock (after giving effect to the conversion into Common Stock of all outstanding Preferred Stock) are subject to the same restrictions. The underwriters in connection with the IPO and/or other registration(s) are intended third-party beneficiaries of this Section 5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Key Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO and/or other registration(s) that are consistent with this Section 5 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all holders of Capital Stock subject to such agreements, based on the number of shares subject to such agreements.

5.2. Stop Transfer Instructions. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the shares of Capital Stock of each Key Holder (and transferees and assignees thereof) until the end of such restricted period.

5.3. Other Agreements. In the event of a conflict between this Agreement and any other agreement that may have been entered into, or may be entered into in the future, by a Key Holder with the Company that contains a lock-up or "market stand-off" provision and that does not expressly and specifically amend this Section 5 of this Agreement (including without limitation any such provision set forth in any stock purchase agreement and/or stock option agreement for securities issued to the Key Holder under the Company's equity incentive plan before, on or after the date hereof), the Company and the Key Holder acknowledge and agree that the terms of this Section 5 of this Agreement shall control, and the other lock-up or "market stand-off" provisions shall be deemed satisfied by compliance with this Section 5.

6. Miscellaneous.

6.1. Term. This Agreement shall automatically terminate upon the earlier of (a) immediately prior to the consummation of the Company's IPO, (b) the consummation of a Deemed Liquidation Event (as defined in the Certificate of Incorporation) or Change of Control and (c) termination of this Agreement in accordance with Subsection 6.8 below.

6.2. Stock Split. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

6.3. Ownership. Each Key Holder represents and warrants that such Key Holder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

6.4. Dispute Resolution. Any unresolved controversy or claim arising out of or relating to this Agreement, except as (i) otherwise provided in this Agreement, or (ii) any such controversies or claims arising out of either party's intellectual property rights for which a provisional remedy or equitable relief is sought, shall be submitted to arbitration by one arbitrator mutually agreed upon by the parties, and if no agreement can be reached within thirty (30) days after names of potential arbitrators have been proposed by the American Arbitration Association (the "**AAA**"), then by one arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement and who is chosen by the AAA. The arbitration shall take place in Los Angeles County, California, in accordance with the AAA rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. There shall be limited discovery prior to the arbitration hearing as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to or arising out of the issues to be arbitrated, (b) depositions of all party witnesses and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the California Code of Civil Procedure, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Central District of California or any court of the State of California having subject matter jurisdiction.

6.5. Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A, Schedule B or Schedule C hereof, as the case may be, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 6.5, or if to the Company, then to the address set forth on the Company's signature page to this Agreement.

6.6. Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the stock purchase agreements by which each Key Holder purchased its shares of Capital Stock, the Purchase Agreement and the Certificate of Incorporation constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.7. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.8. Amendment; Waiver and Termination. This Agreement may be amended, modified or terminated (other than pursuant to Section 6.1 above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the holders of a majority of the shares of Preferred Stock and/or Common Stock issued or issuable upon conversion of Preferred Stock and held by all Investors (voting as a single class and on an as-converted basis) (excluding all shares of Series A Preferred Stock, Series A-2 Preferred Stock, Series CF Preferred Stock and all shares of Common Stock issued or issuable upon conversion of Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock), (c) the Key Holders holding a majority of the shares of Transfer Stock then held by all of the Key Holders who are then providing services to the Company as officers, employees or consultants and (d) the holders of a majority of the shares of Common Stock then held by the Rights Holders (voting as a single class and on an as-converted basis). Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Investors, the Rights Holders, the Key Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, (i) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor, Rights Holder or Key Holder without the written consent of such Investor, Rights Holder or Key Holder unless such amendment, modification, termination or waiver applies to all Investors, Rights Holders and Key Holders, respectively, in the same fashion, (ii) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver does not apply directly to the Key Holders, (iii) Schedule B hereto may be amended by the Company from time to time to add information regarding additional Key Holders in accordance with Subsection 6.17 of this Agreement, in each case without the consent of the other parties hereto, and (iv) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision. For purposes of this Subsection 6.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Company's stockholders circulated by the Company and executed by the Key Holder or Rights Holder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

6.9.   Assignment of Rights.

(a)   Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b)   Any successor or permitted assignee of any Key Holder, Investor or Rights Holder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, or any transferee of any Rights Holder or Investor in accordance with Subsection 6.9(c) below, shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognizing such transfer, each such successor, permitted transferee or permitted assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be a Key Holder, Investor or Rights Holder, as applicable. The Company shall not permit the transfer of the Capital Stock subject to this Agreement on its books or issue a new certificate representing any such Capital Stock unless and until such transferee shall have complied with the terms of this Subsection 6.9(b). Any transfer of shares of Capital Stock in contravention of the foregoing shall be void *ab initio*. Each certificate representing the shares of Capital Stock held by Key Holders subject to this Agreement if issued on or after the date of this Agreement shall be endorsed by the Company with the legend set forth in Section 4.

(c)   The rights of the Rights Holders hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except (i) by a Rights Holder to any Affiliate or (ii) to an assignee or transferee who acquires at least 50,000 shares of Capital Stock (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction), it being acknowledged and agreed that any such assignment, including an assignment contemplated by the preceding clauses (i) or (ii) shall be subject to the conditions set forth in Subsection 6.9(b) above. The rights of the Investors hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except (i) by an Investor to any Affiliate or (ii) to an assignee or transferee who acquires at least 50,000 shares of Capital Stock (as adjusted for any stock combination, stock split, stock dividend, recapitalization or other similar transaction), it being acknowledged and agreed that any such assignment, including an assignment contemplated by the preceding clauses (i) or (ii) shall be subject to the conditions set forth in Subsection 6.9(b) above.

(d)   Except in connection with an assignment by the Company (including without limitation by operation of law) to any acquirer of the Company (including without limitation in any Change of Control, asset sale or other Deemed Liquidation Event), the rights and obligations of the Company hereunder may not be assigned under any circumstances.

6.10.   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11.   Additional Rights Holders and Investors.

(a)   Notwithstanding anything to the contrary contained herein, upon the written consent and instruction of all the then-current Rights Holders, the Company shall require that any purchaser of shares of the Company's Capital Stock become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this

16

Agreement as a Rights Holder hereunder. In either event, each such Person thereafter shall be deemed a Rights Holder for all purposes under this Agreement.

(b) Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Preferred Stock after the date hereof, as a condition to the issuance of such shares, the Company shall require that any purchaser of shares of the Company's Capital Stock become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor hereunder. In either event, each such Person thereafter shall be deemed an Investor for all purposes under this Agreement.

6.12. Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to its principles of conflicts of laws.

6.13. Titles and Subtitles; References. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits and schedules shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

6.14. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes, and enforceable against the parties actually executing such counterparts.

6.15. Aggregation of Stock. All shares of Capital Stock held or acquired by Affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

6.16. Specific Performance. Each party acknowledges and agrees that each other party hereto will be irreparably damaged and substantially harmed, and that monetary damages would not adequately compensate an injured party hereunder, in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, each party hereto unconditionally and irrevocably agrees that each other party hereto shall be entitled to protective orders, temporary and/or permanent injunctions, restraining orders and/or other equitable relief against any breaches or threatened breaches of this Agreement, and to specific performance and/or specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction, and other remedies available in law or in equity (including, without limitation, specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement). Further, each party to this Agreement hereby waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

6.17. Additional Key Holders. In the event that after the date of this Agreement, the Company issues shares of Common Stock, or options to purchase Common Stock, to any employee or consultant, which shares or options would collectively constitute with respect to such employee or consultant (taking into account all shares of Common Stock, options and other purchase rights held by such employee or consultant) ten percent (10%) or more of the Company's then outstanding Common Stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised or converted), the Company shall, as a condition to such issuance, cause such employee or consultant to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Key Holder and thereafter such employee or consultant shall be deemed a Key Holder for all purposes under this Agreement.

6.18. Consent of Spouse. If any Key Holder is married on the date of this Agreement, such Key Holder's spouse shall execute and deliver to the Company a consent of spouse in the form of Exhibit B hereto ("Consent of Spouse"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Key Holder's shares of Capital Stock that do not otherwise exist by operation of law or the agreement of the parties. If any Key Holder should marry or remarry subsequent to the date of this Agreement, such Key Holder shall within thirty (30) days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

6.19. Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

6.20. Costs and Attorneys' Fees. Notwithstanding any other provision herein, if any action at law or in equity (including arbitration) is instituted under or in relation to this Agreement, including without limitation to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to recover from the losing party all fees, costs and expenses of enforcing or interpreting the terms of this Agreement, including without limitation reasonable attorneys' and accountants' fees, costs and necessary disbursements (including with respect to appeals) in addition to any other relief to which such party may be entitled.

        6.21. <u>Effect on Prior Agreement</u>. Upon the effectiveness of this Agreement, the Prior Agreement automatically shall terminate and be of no further force and effect and shall be amended and restated in its entirety as set forth in this Agreement.

<p align="center">[Signature pages follow]</p>

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Right of First Refusal and Co-Sale Agreement as of the date first written above.

DENIM.LA, INC.

By: _____

Corey Epstein, President

Address:

_____

_____

With a copy (which shall not constitute notice) to:

Strategic Law Partners, LLP
Attn: Bradley Schwartz
500 South Grand Avenue, Suite 2050
Los Angeles, California 90071

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Right of First Refusal and Co-Sale Agreement as of the date first written above.

RIGHTS HOLDER:

By: _____

Corey Epstein

KEY HOLDERS:

By:_____

Corey Epstein

By:_____

Mark Lynn

By:_____

Ryan Jaleh

By:_____

Marcus Martinez

Additional Key Holders:

Signature:_____

Name: _____

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Right of First Refusal and Co-Sale Agreement as of the date first written above.

INVESTOR:

_____
(Print Name of Investor)

By:_____

Name:_____
                       (print)

Title:_____

Address:_____

_____

SCHEDULE A
RIGHTS HOLDERS

Name and Address	Number of Shares Held
Corey Epstein 1134 11th Street, Unit 101 Santa Monica, CA 90403	6,050,000 shares of Common Stock; 617,122 shares of Series Seed Preferred Stock

SCHEDULE B
KEY HOLDERS

Name and Address	Number of Shares Held
Corey Epstein 1134 11th Street, Unit 101 Santa Monica, CA 90403	6,050,000 shares of Common Stock; 617,122 shares of Series Seed Preferred Stock
Ryan Jaleh 11938 Dorothy Street Apt. 4 Los Angeles, CA 90049	245,060 shares of Common Stock; 101,847 shares of Series Seed Preferred
Marcus Martinez 2019 Lake Shore Ave. Los Angeles, CA 90039	241,289 shares of Common Stock
Mark Lynn 13700 Marina Pointe Drive Marina Del Rey, CA 90292	2,688,889 shares of Common Stock; Options to purchase up to 3,361,111 shares of Common Stock

SCHEDULE C
INVESTORS

Common Stock and Preferred Stock

Name and Address	Number of Shares Held
Corey Epstein 1134 11th St., Unit 101 Santa Monica, CA 90403	6,050,000 shares of Common Stock; 617,122 shares of Series Seed Preferred Stock
Ryan Jaleh 11938 Dorothy Street, Apt. 4 Los Angeles, CA 90049	245,060 shares of Common Stock; 101,847 shares of Series Seed Preferred

Series Seed Preferred Stock

Name and Address	Number of Shares Held
Amplify.LA Capital, LLC c/o Paul Bricault, Managing Director 1600 Main St. Venice, CA 90291	1,222,364
Arena Ventures Attn: Paige Craig 1518 N. Orange Grove Avenue Los Angeles, CA 90046	773,335
Siemer Ventures II, LP Attn: Eric Manlunas, Managing Partner 1333 2nd St., Suite 600 Santa Monica, CA 90401	1,004,400
Baroda Ventures LLC Attn: Peter T. Lee, President 245 South Beverly Drive Beverly Hills, CA 90212	773,335
Plus Capital, LP Attn: Adam Lilling, Managing Partner 100 Wishire Blvd. #200 Santa Monica, CA 90401	773,139
Siemer Ventures II, LP Attn: Eric Manlunas, Managing Partner 1333 2nd St., Suite 600 Santa Monica, CA 90401	338,019
Baroda Ventures LLC Attn: Peter T. Lee, President 245 South Beverly Drive Beverly Hills, CA 90212	241,667
Dennis Phelps 333 Main St., #9E San Francisco, CA 94105 dbrianphelps@yahoo.com	241,381
CAA Ventures c/o Michael A. Zobel, President 2000 Avenue of the Stars Los Angeles, CA 90067	480,470
SLP Ventures II, LLC c/o Bradley Schwartz, Manager 4166 Woodleigh Lane La Canada, CA 91011	238,885
Crunch Fund I, L.P. c/o Greenough Group 1350 Old Bayshore Highway, Suite 920 Burlingame, CA 94010	713,462

Name and Address	Number of Shares Held
Welle Family Trust c/o Bernhard J. Welle, General Parnter 6636 County Road 250 Durango, CO 81301	237,022
SC Enterprises Worldwide LLC 130 West 19th St., 12D New York, New York 10011	237,022
TenOneTen Ventures, LLC c/o David Waxman, Managing Member 137 N. Larchmont Blvd. #494 Los Angeles, CA 90004	473,881
Viking Power c/o Daniel Brown 1553 Platte St., Ste. 204 Denver, CO 80202	236,920
Dennis Phelps 333 Main St., #9E San Francisco, CA 94105 dbrianphelps@yahoo.com	236,920
Amplify.LA Capital, LLC c/o Paul Bricault, Managing Director 1600 Main St. Venice, CA 90291	236,900
Amplify.LA Capital II, LLC c/o Paul Bricault, Managing Director 1600 Main St. Venice, CA 90291	118,450
Crunch Fund I, L.P. c/o Greenough Group 1350 Old Bayshore Highway, Suite 920 Burlingame, CA 94010	236,879
Michael Lastoria 215 I St. NE, #402 Washington, DC 20002	236,859
Mark L. Epstein 6410 Country Road 250 Durango, CO 81301	236,797
Lahona Ventures LLC c/o Andrew Lahona, Manager/Member 9164 E. Lost Hill Trail Lone Tree, CO 80124	236,756
Siemer Ventures II LP Attn: Eric Manlunas, Managing Partner 1333 2nd St., Suite 600 Santa Monica, CA 90401	709,103

Name and Address	Number of Shares Held
Demarest Films, LLC 11925 Wilshire Boulevard, Suite 310 Los Angeles, CA 90025 Attn: Sam Englebardt	235,713
Tom McInerny 2151 5th Ave W. Seattle, WA 98119	235,365
Glenn E. Montgomery 4855 Willow Stone Heights Colorado Springs, CO 80906	117,611
Daniel Brown 4514 W. 34th Ave. Denver, CO 80212	117,550
Mark L. Epstein 6410 Country Road 250 Durango, CO 81301	117,324
The Bernhard J. and Diane H. Welle Family Trust c/o Bernhard J. Welle, General Partner 6636 County Road 250 Durango, CO 81301	234,588
The Academy, LLC c/o Nicholas Gross 760 N. Cahuenga Blvd. Los Angeles, CA 90038	117,284
Dave Berlin 1900 16th Street, Suite 230 Denver, CO 80202	234,362
Randy Nichols 1899 Wynkoop St. #425 Denver, CO 80202	935,731
Plus Capital, LP Attn: Adam Lilling, Managing Partner 100 Wishire Blvd. #200 Santa Monica, CA 90401	185,771
The Mandel Company Attn: Robert Mandel, President 9100 Wilshire Blvd., 400W Beverly Hills, CA 90212	185,722
Zillion, LLC c/o Trevor Pettennude 1215 Delaware St. Denver, CO 80204	539,088

Name and Address	Number of Shares Held
Zillion, LLC c/o Trevor Pettennude 1215 Delaware St. Denver, CO 80204	1,113,940
Zillion, LLC c/o Trevor Pettennude 1215 Delaware St. Denver, CO 80204	371,313
Zillion, LLC c/o Trevor Pettennude 1215 Delaware St. Denver, CO 80204	1,838,396
Plus Capital, LP Attn: Adam Lilling, Managing Partner 100 Wishire Blvd. #200 Santa Monica, CA 90401	367,679
The Kevin Yorn Trust 2000 Ave. of the Stars 3rd Floor, North Los Angeles, CA 90067	110,303
3-4 Surf, GP c/o Gettleson Witzer 16000 Ventura Blvd., Suite 900 Encino, CA 91436	183,839
Baroda Ventures LLC Attn: Peter T. Lee, President 245 South Beverly Drive Beverly Hills, CA 90212	183,839
Amplify.LA Capital II, LLC c/o Paul Bricault, Managing Director 1600 Main St. Venice, CA 90291	240,400
QueensBridge Fund I, L.P. Attn: Managing Member 1801 Century Park East, Suite 1132 Los Angeles, CA 90067	91,919
Viking Power, LLC c/o Daniel Brown 1553 Platte St., Ste. 204 Denver, CO 80202	183,839
Siemer Ventures II LP Attn: Eric Manlunas, Managing Partner 1333 2nd St., Suite 600 Santa Monica, CA 90401	183,839

Name and Address	Number of Shares Held
Clark W. Landry 732 Beverly Glen Blvd. Los Angeles, CA 90024	91,919
Structure Fund LP Attn: Partner 9229 Sunset Blvd. #810 West Hollywood, CA 90069	91,919
Scott C. Steigerwald 780 Core Drive Port Austin, MI 48467	735,358
Patrick M. Falle Living Trust c/o Patrick M. Falle 5228 Glengate Road Rochester Hills, MI 48306	441,215
William Essin 1648 Little Raven St. Denver, CO 80202	91,919
Bradley J. Zions 8818 Pinto Place Los Angeles, CA 90069	91,919
Equity Trust Company Custodian FBO Warren Loui IRA 5088 Alta Canyada Road La Canada, CA 91011	91,919

Series A Preferred Stock

Name and Address	Number of Shares Held
SeedInvest Direct Investors	3,510,059
Each other Person that is a party to that certain Subscription Agreement for the sale of the Company's Series A Preferred Stock dated as of August 8, 2016, as an "Investor" thereunder.	The number of Shares of Series A Preferred Stock sold to such Investor under such Subscription Agreement for the sale of the Company's Series A Purchase Agreement.

Series A-2 Preferred Stock

Name and Address	Number of Shares Held
Each Person that is a party to that certain Subscription Agreement for the sale of the Company's Series A-2 Preferred Stock dated as of September 20, 2017, as an "Investor" thereunder.	The number of Shares of Series A-2 Preferred Stock sold to such Investor under such Subscription Agreement for the sale of the Company's Series A-2 Purchase Agreement.

Series CF Preferred Stock

Name and Address	Number of Shares Held
Each Person that is a party to the Purchase Agreement as an "Investor" thereunder.	The number of Shares of Series CF Preferred Stock sold to such Investor under the Purchase Agreement.

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement ("**Adoption Agreement**") is executed on _____, 20__, by the undersigned (the "**Holder**") pursuant to the terms of that certain Amended and Restated Right of First Refusal and Co-Sale Agreement dated as of _____, 2018 (the "**Agreement**"), by and among Denim.LA, Inc. (the "**Company**"), certain Rights Holders, certain Investors and certain Key Holders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Rights Holder, the Investor or Key Holder, as applicable, agrees as follows.

1.1   Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company or options, warrants or other rights to purchase such capital stock (collectively, the "**Capital Stock**") for one of the following reasons (Check the correct box):

☐   as a transferee of Capital Stock from a party in such party's capacity as a "Rights Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Rights Holder" for all purposes of the Agreement.

☐   as a transferee of Capital Stock from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" for all purposes of the Agreement.

☐   as a transferee of Capital Stock from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" for all purposes of the Agreement.

☐   as a new Rights Holder in accordance with Subsection 6.11 of the Agreement, in which case Holder will be a "Rights Holder" for all purposes of the Agreement.

☐   as a new Investor in accordance with Subsection 6.11 of the Agreement, in which case Holder will be an "Investor" for all purposes of the Agreement.

☐   in accordance with Subsection 6.17 of the Agreement, as a new party who is not a new Rights Holder or Investor, in which case Holder will be a "Key Holder" for all purposes of the Agreement.

1.2   Agreement. Holder hereby (a) agrees that the Capital Stock, and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto, in the capacity as an "Investor," a "Rights Holder" or a "Key Holder" to the extent set forth in Section 1.1 of this Adoption Agreement.

1.3 Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: ______________________

By: ____________________________
Name and Title of Signatory

Address: _________________________

____

Facsimile Number: ________________

ACCEPTED AND AGREED:

DENIM.LA, INC.

By: _________________________________

Title: ________________________________

EXHIBIT B
CONSENT OF SPOUSE

I, the undersigned, spouse of the Key Holder listed below, acknowledge that I have read the Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of _____, 2018, to which this Consent is attached as Exhibit A (the "**Agreement**"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding certain rights to certain other holders of Capital Stock of the Company upon a Proposed Key Holder Transfer of shares of Transfer Stock of the Company which my spouse may own including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of Transfer Stock of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of Transfer Stock of the Company shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated as of _____, 2018.

_____
Spouse (Signature)

_____
Spouse (Print Name)

_____
Key Holder (Print Name)

EXHIBIT I TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

AMENDED AND RESTATED VOTING AGREEMENT

THIS AMENDED AND RESTATED VOTING AGREEMENT is made and entered into as of _____, 2018 (the "**Effective Date**"), by and among Denim.LA, Inc., a Delaware corporation (the "**Company**"), the holders of the Company's Common Stock, $0.0001 par value per share (the "**Common Stock**"), Series CF Preferred Stock, $0.0001 par value per share ("**Series CF Preferred Stock**"), Series A-2 Preferred Stock, $0.0001 par value per share ("**Series A-2 Preferred Stock**"), Series A Preferred Stock, $0.0001 par value per share ("**Series A Preferred Stock**") and Series Seed Preferred Stock, $0.0001 par value per share ("**Series Seed Preferred Stock**"), in each case listed on Schedule A (together with any subsequent investors, or transferees, who become parties hereto as "Rights Holders" pursuant to Subsections 6.1(a) or 6.2 below, the "**Rights Holders**") and those certain stockholders of the Company and holders of options to acquire shares of the capital stock of the Company, severally and not jointly, listed on Schedule B (together with any subsequent stockholders or option holders, or any transferees, who become parties hereto as "Key Holders" pursuant to Subsections 6.1(b) or 6.2 below, the "**Key Holders**," and together collectively with the Rights Holders, the "**Stockholders**"). For the avoidance of doubt, each Person that is a party to the Purchase Agreement (as defined below) as an "Investor" thereunder is hereby deemed automatically, and without any further action, to have joined this Agreement and become a party hereof as a "Rights Holder" pursuant to Section 2(c) of the Purchase Agreement, notwithstanding any failure by such Person have executed or delivered this Agreement to any other party hereof.

For purposes of this Agreement, (a) the term "**Shares**" shall mean and include any securities of the Company, including without limitation, all shares of Common Stock and Preferred Stock (to the extent authorized and outstanding), by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise; (b) an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (collectively, a "**Person**") shall be deemed an "**Affiliate**" of another Person who, directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person; and (c) the term "**Voting Shares**" shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise (and, for the avoidance of doubt, although shares of the Company's Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock are deemed to be "Voting Shares" for purposes herein to the extent that the holders thereof are entitled to vote for members of the Board (if and to the extent so), such limited inclusion of the shares of the Company's Series A Preferred Stock, Series A -2 Preferred Stock and Series CF Preferred Stock in such definition is not intended to, and does not, grant any voting rights to such shares of Series A Preferred Stock, Series A-2 Preferred Stock or Series CF Preferred Stock other than as expressly set forth in the Restated Certificate or under applicable law).

RECITALS

1

WHEREAS, certain of the Rights Holders (the "**Existing Rights Holders**") and the Key Holders are parties to the Amended and Restated Voting Agreement dated as of September 20, 2017, by and among the Company and the parties thereto (the "**Prior Agreement**").

WHEREAS, the Amended and Restated Certificate of Incorporation of the Company (the "**Restated Certificate**") provides that (a) the holders of record of the shares of the Company's Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Company; (b) the holders of record of the shares of Common Stock not issued or issuable upon conversion of the Preferred Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Company; and (c) the holders of record of the shares of Common Stock and of any other class or series of voting stock (including Series Seed Preferred Stock), exclusively and voting together as a single class, excluding the Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock and any Common Stock issued or issuable upon conversion of the Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock in any event, shall be entitled to elect the balance of the total number of directors of the Company.

WHEREAS, concurrently with the execution of this Agreement, the Company and certain of the Rights Holders are entering into a Subscription Agreement (the "**Purchase Agreement**") providing for the sale of shares of the Series CF Preferred Stock.

WHEREAS, the parties to the Prior Agreement desire to amend and restate that agreement to provide those Rights Holders purchasing shares of the Company's Series CF Preferred Stock with the right, among other rights, (a) to set forth their agreements and understandings with respect to how shares of the Company's capital stock held by them will be voted on, or tendered in connection with, an acquisition of the Company, and (b) other matters, each in accordance with the terms of this Agreement.

NOW, THEREFORE, the parties agree as follows:

1. <u>Voting Provisions Regarding Board of Directors.</u>

    1.1. <u>Size of the Board.</u> Each Stockholder agrees to vote, or cause to be voted, all Voting Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at five (5) directors.

    1.2. <u>Board Composition.</u> Each Stockholder agrees to vote, or cause to be voted, all Voting Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following individuals shall be elected to the Board:

    (a) One individual (the "**Preferred Designee**") designated by the holders of a majority of the shares of Series Seed Preferred Stock (voting as a single class on an as-converted basis), which individual shall initially be Trevor Pettennude;

(b) Two (2) individuals (the "**Common Designees**") designated by the holders of record of a majority of the shares of Common Stock not issued or issuable (directly or indirectly) upon conversion of the Preferred Stock, voting exclusively and as a separate class, which individuals shall initially be Corey Epstein and Mark Lynn; and

(c) Two (2) individuals (the "**Independent Designees**") designated by the mutual consent of (i) the holders of record of a majority of the shares of Common Stock not issued or issuable (directly or indirectly) upon conversion of the Preferred Stock, voting exclusively and as a separate class, on the one hand, and (ii) the holders of a majority of the shares of Series Seed Preferred Stock (voting as a single class on an as-converted basis), on the other hand, each which individual which, in any event during each such individual's membership on the Board, shall not be an officer nor employee of the Company nor an Affiliate of any holder of shares of the Company's Preferred Stock nor of any holder of shares of the Common Stock issued or issuable (directly or indirectly) upon conversion of the Preferred Stock, which individuals shall initially be John Tomich and Geoff McFarlane.

To the extent that any of clauses (a) through (c) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Restated Certificate (for the avoidance of doubt, excluding all shares of Series A Preferred Stock, Series A-2 Preferred Stock, Series CF Preferred Stock and shares of Common Stock issuable upon conversion of the Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock, other than to the extent required by applicable law).

1.3. <u>Failure to Designate a Board Member</u>. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible to serve as provided herein.

1.4. <u>Removal of Board Members</u>. Each Stockholder also agrees to vote, or cause to be voted, all Voting Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner, as shall be necessary to ensure that:

(a) no director elected pursuant to <u>Subsection 1.2</u> of this Agreement may be removed from office unless (i) such removal is directed or approved by the affirmative vote of the Person, or of the holders of at least a majority of the shares of stock, entitled under <u>Subsection 1.2</u> to designate that director or (ii) the Person(s) originally entitled to designate or approve such director pursuant to <u>Subsection 1.2</u> is no longer so entitled to designate or approve such director;

(b) any vacancies created by the resignation, removal or death of a director elected pursuant to <u>Subsection 1.2</u> shall be filled pursuant to the provisions of <u>Section 1.2</u>; and

(c) upon the request of any party entitled to designate a director as provided in <u>Subsection 1.2</u> to remove such director, such director shall be removed.

All Stockholders agree to take all necessary actions within their control to perform the obligations of this Agreement, including without limitation calling meetings, attending meetings, executing a proxy to vote at any meeting and executing written consents, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors. In the event that the stockholders of the Company are entitled to cumulative voting, if less than the entire Board is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect such director if then cumulatively voted at an election of the entire Board.

1.5.   No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating an individual for election as a director for any act or omission by such designated individual in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement. Each party hereby acknowledges and aggress that no fiduciary duty, duty of care, duty of loyalty or other heightened duty shall be created or imposed upon any party to any other party, the Company or other stockholders of the Company, by reason of this Agreement and/or any right or obligation hereunder. None of the Stockholders and no officer, director, stockholder, partner, employee or agent of any Stockholder makes any representation or warranty as to the fitness or competence of the nominee of any party hereunder to serve on the Board by virtue of such party's execution of this Agreement or by the act of such party in voting for such nominee pursuant to this Agreement.

1.6.   No "Bad Actor" Designees. Each Person with the right to designate or participate in the designation of a director as specified above hereby represents and warrants to the Company that, to such Person's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act of 1933, as amended (the "**Securities Act**") (each, a "**Disqualification Event**"), is applicable to such Person's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "**Disqualified Designee**". Each Person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee and (B) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

2.   Vote to Increase Authorized Common Stock; Bad Actor Matters.

2.1.   Vote to Increase. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

2.2.   "Bad Actor" Matters.

(a)   Representation.   Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act (a "**Disqualification Event**") is applicable to such Person or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.   For purposes of this Agreement, "**Rule 506(d) Related Party**" shall mean with respect to any Person any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) of the Securities Act.

(b)   Covenant.   Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby agrees that it shall notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

3.   Drag-Along Right.

3.1.   Definitions.   A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "**Deemed Liquidation Event**," as defined in the Restated Certificate, as amended from time to time.

3.2.   Actions to be Taken.   In the event that (i) the holders of a majority of the shares of Common Stock initially issued to Corey Epstein (including any such shares that have been transferred to any permitted transferees), (ii) the holders of a majority of the then-outstanding shares of Series Seed Preferred Stock, voting as a single class on an as-converted basis (collectively with the holders of shares described in clause (i) above, the "**Selling Rights Holders**"), and (iii) the Board of Directors (collectively, the "**Electing Holders**") approve a Sale of the Company either (A) in writing pursuant to a written consent or (B) in a duly-called meeting of the Board or a duly-called meeting of the holders of the applicable Shares, as applicable, in either case specifying that this Section 3 shall apply to such transaction, then each Stockholder and the Company hereby agree:

(a)   if such transaction requires stockholder approval (including without limitation approval of any class or series of voting securities of the Company), then with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, and raise no objections to, such Sale of the Company (together with any related amendment to the Restated Certificate required in order to implement such Sale of the Company) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b)   if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the applicable Selling Rights Holders to the Person to whom the Selling Rights Holders propose to sell their Shares, and, except as permitted in Subsection 3.3 below, on the same terms and conditions as the applicable Selling Rights Holders;

(c)   to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Rights Holders in order to carry out the terms and provision of this Section 3, including without limitation executing and delivering (i) instruments of conveyance and transfer, (ii) any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing and share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), (iii) such agreements and instruments reasonably necessary to provide the representations, warranties, indemnities, covenants and conditions relating to the Sale of the Company (subject to Subsection 3.3(c) below), and (iv) any similar or related documents;

(d)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares owned by such Stockholder or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

(e)   to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(f)   if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g)   in the event that the Selling Rights Holders, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other

Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct.

3.3. Exceptions. Notwithstanding the foregoing, a Stockholder will not be required to comply with Subsection 3.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**") unless:

(a) any representations and warranties to be made by such Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including but not limited to representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares such Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable against the Stockholder in accordance with their respective terms and (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(b) the Stockholder shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(c) the liability for indemnification, if any, of such Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders), and subject to the provisions of the Restated Certificate related to the allocation of the escrow, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale, except in the case of liability for fraud or willful misconduct by such Stockholder;

(d) upon the consummation of the Proposed Sale, subject to Subsection 3.2(f) above, (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of a series of Preferred Stock (if any is authorized and outstanding) will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series (except for cash payments in lieu of fractional shares), and (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock (except for cash payments in lieu of fractional shares), and (iv) unless the holders of at least a majority of the shares of Preferred Stock then outstanding, voting collectively as a single class on an as-converted basis, elect to receive a lesser amount by written notice given to the Company at least two (2) days prior to the effective date of any such Proposed Sale, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Restated Certificate in effect immediately prior to the Proposed Sale; *provided, however,* that, notwithstanding the foregoing, if the consideration to be paid in exchange for the Key Holder Shares or Rights Holder Shares, as applicable, pursuant to this Subsection 3.3(d) includes any securities and due receipt thereof by any Key Holder or Rights Holder would require under applicable law (x) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities or (y) the provision to any Key Holder or Rights Holder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Key Holder or Rights Holder in lieu thereof, against surrender of the Key Holder Shares or Rights Holder Shares, as applicable, which would have otherwise been sold by such Key Holder or Rights Holder, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Key Holder or Rights Holder would otherwise receive as of the date of the issuance of such securities in exchange for the Key Holder Shares or Rights Holder Shares, as applicable; and

(e)   subject to clause (d) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; *provided, however*, that nothing in this Subsection 3.3(e) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's stockholders.

3.4.   Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless all holders of Common Stock and Preferred Stock held by the Rights Holders are allowed to participate in such transaction and the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Restated Certificate in effect immediately prior to the Stock Sale (as if such transaction were a Deemed Liquidation Event), unless the holders of a majority of the Common Stock held by the Rights Holders (other than shares converted or convertible from the Preferred Stock) and the holders of a majority of the Series Seed Preferred Stock held by the Rights Holders (including any shares issued or issuable upon conversion thereof) elect otherwise by written notice given to the Company at least ten days prior to the effective date of any such transaction or series of related transactions.

4.   Remedies.

    4.1.   Covenants of the Company. The Company agrees to use all reasonable efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's reasonable efforts to cause the nomination and election of the directors as provided in this Agreement.

    4.2.   Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the President of the Company, with full power of substitution, with respect to the matters set forth herein, including without limitation, election of individuals as members of the Board in accordance with Section 1 hereto, votes to increase authorized shares pursuant to Section 2 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof, and hereby authorizes him or her to represent and to vote, if and only if the party (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of individuals as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of Sections 2 and 3, respectively, of this Agreement or to take any action necessary to effect Sections 2 and 3, respectively, of this Agreement. Each of the proxy and power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 5 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any Person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

    4.3.   Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged, and that monetary damages would not adequately compensate an injured party hereunder, in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to a temporary or permanent injunction or restraining order against any breaches or threatened breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction. Further, each of the Company and the Stockholders waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

    4.4.   Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.   Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate, provided that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; and (c) termination of this Agreement in accordance with Subsection 6.8 below.

6.   Miscellaneous.

6.1.   Additional Parties.

(a)   Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, then as a condition to the issuance of such shares the Company shall require that any such purchaser of Preferred Stock become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as a Rights Holder and Stockholder hereunder. In either event, each such Person shall thereafter shall be deemed a Rights Holder and Stockholder for all purposes under this Agreement.

(b)   In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Preferred Stock described in Subsection 6.1(a) above), following which such Person shall hold Shares constituting five percent (5%) or more of the Company's then outstanding capital stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then, subject to applicable law, the Company shall cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and thereafter such Person shall be deemed a Stockholder for all purposes under this Agreement.

6.2.   Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognizing such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be a Rights Holder and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Subsection 6.2. Any transfer of shares in contravention of the foregoing shall be void *ab initio*. Each certificate representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be endorsed by the Company with the legend set forth in Subsection 6.12.

6.3. Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.4. Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to its principles of conflicts of laws.

6.5. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes, and enforceable against the parties actually executing such counterparts.

6.6. Titles and Subtitles; References. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits and schedules shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

6.7. Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereto, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Subsection 6.7, or if to the Company, then to the address set forth on the Company's signature page to this Agreement.

6.8. Consent Required to Amend, Terminate or Waive. This Agreement may be amended or terminated and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Key Holders holding a majority of the Shares then held by the Key Holders who are then providing services to the Company as officers, employees or consultants; and (c) the holders of a majority of the shares, held by the Rights Holders, of then-outstanding Series Seed Preferred Stock or Common Stock issued upon conversion of Series Seed Preferred Stock (voting as a single class and on an as-converted basis) (and, for the avoidance of doubt, excluding then-outstanding Series A Preferred Stock, Series A-2 Preferred, Stock, Series CF Preferred Stock or Common Stock issued upon conversion of Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock). Notwithstanding the foregoing:

(a)   this Agreement may not be amended or terminated and the observance of any term of this Agreement may not be waived with respect to any Rights Holder or Key Holder without the written consent of such Rights Holder or Key Holder unless such amendment, termination or waiver applies to all Rights Holders or Key Holders, as the case may be, in the same fashion;

(b)   the consent of the Key Holders shall not be required for any amendment or waiver if such amendment or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto;

(c)   Schedule A hereto may be amended by the Company from time to time as contemplated by Section 1(d) of the Purchase Agreement to add information regarding additional purchasers of Series CF Preferred Stock after the date hereof without the consent of the other parties hereto;

(d)   any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party;

(e)   Subsection 1.2(a) of this Agreement shall not be amended or waived without the written consent of the holders of a majority of the shares of Series Seed Preferred Stock (voting as a single class on an as-converted basis) (and, for the avoidance of doubt, excluding then-outstanding Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock);

(f)   Subsection 1.2(b) of this Agreement shall not be amended or waived without the written consent of the holders of record of a majority of the shares of Common Stock not issued or issuable (directly or indirectly) upon conversion of the Preferred Stock, voting exclusively and as a separate class); and

(g)   Subsection 1.2(c) of this Agreement shall not be amended or waived without the written consent of both (i) the holders of record of a majority of the shares of Common Stock not issued or issuable (directly or indirectly) upon conversion of the Preferred Stock, voting exclusively and as a separate class, on the one hand, and (ii) the holders of a majority of the shares of Series Seed Preferred Stock (voting as a single class on an as-converted basis) (and, for the avoidance of doubt, excluding then-outstanding Series A Preferred Stock, Series A-2 Preferred Stock and Series CF Preferred Stock), on the other hand.

The Company shall give prompt written notice of any amendment, termination or waiver hereunder to any party that did not consent in writing thereto. Any amendment, termination or waiver effected in accordance with this Subsection 6.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, termination or waiver. For purposes of this Subsection 6.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

6.9. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.10. Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.11. Entire Agreement. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated to read in its entirety as set forth in this Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements (as defined in the Purchase Agreement) constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

6.12. Legend on Share Certificates. Each certificate representing any Shares subject to this Agreement issued on or after the date hereof shall be endorsed by the Company with a legend reading substantially as follows:

"THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A VOTING AGREE-MENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates evidencing the Shares subject to this Agreement issued on and after the date hereof to bear the legend required by this Subsection 6.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of a certificate evidencing Shares subject to this Agreement upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates evidencing the Shares to bear the legend required by this Subsection 6.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

6.13.   Shares Subject to this Agreement; Stock Splits, Stock Dividends, etc. Each Stockholder agrees to hold all Shares registered in its respective name or beneficially owned by it as of the date of this Agreement or acquired by them after the date hereof subject to, and to vote all such Shares in accordance with, the provisions of this Agreement. In the event of any issuance of Shares of the Company's voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be endorsed with the legend set forth in Subsection 6.12.

6.14.   Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

6.15.   Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

6.16.   Dispute Resolution. Any unresolved controversy or claim arising out of or relating to this Agreement, except as (i) otherwise provided in this Agreement, or (ii) any such controversies or claims arising out of either party's intellectual property rights for which a provisional remedy or equitable relief is sought, shall be submitted to arbitration by one arbitrator mutually agreed upon by the parties, and if no agreement can be reached within thirty (30) days after names of potential arbitrators have been proposed by the American Arbitration Association (the "AAA"), then by one arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement and who is chosen by the AAA. The arbitration shall take place in Los Angeles County, California, in accordance with the AAA rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. There shall be limited discovery prior to the arbitration hearing as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to or arising out of the issues to be arbitrated, (b) depositions of all party witnesses and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the California Code of Civil Procedure, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the Central District of California or any court of the State of California having subject matter jurisdiction.

6.17.   Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated Persons may apportion such rights as among themselves in any manner they deem appropriate.

6.18.   Costs and Attorneys' Fees. Notwithstanding any other provision herein, if any action at law or in equity (including arbitration) is instituted under or in relation to this Agreement, including without limitation to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to recover from the losing party all fees, costs and expenses of enforcing or interpreting the terms of this Agreement, including without limitation reasonable attorneys' and accountants' fees, costs and necessary disbursements (including with respect to appeals) in addition to any other relief to which such party may be entitled.

6.19.   Spousal Consent. If any individual Stockholder is married on the date of this Agreement, such Stockholder's spouse shall execute and deliver to the Company a consent of spouse in the form of Exhibit B hereto ("Consent of Spouse"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Stockholder's Shares that do not otherwise exist by operation of law or the agreement of the parties. If any individual Stockholder should marry or remarry subsequent to the date of this Agreement, such Stockholder shall within thirty (30) days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

6.20.   Stockholder Representations. Each Stockholder represents and warrants that (a) such Stockholder owns its Shares free and clear of liens and encumbrances and has not, prior to or on the date of this Agreement, executed or delivered any proxy or entered into any other voting agreement or similar arrangement with respect to such Shares, and (b) such Stockholder has full power and capacity to execute, deliver and perform this Agreement, which has been duly executed and delivered by, and evidences the valid and binding obligation of, such Stockholder, enforceable in accordance with its terms.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Voting Agreement as of the date first written above.

DENIM.LA, INC.

By: _____
       Corey Epstein
       President and Chief Executive Officer

Address:

_____

_____

With a copy (which shall not constitute notice) to:

Strategic Law Partners, LLP
Attn: Bradley Schwartz
500 South Grand Avenue, Suite 2050
Los Angeles, California 90071

SIGNATURE PAGE TO VOTING AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Voting Agreement as of the date first written above.

RIGHTS HOLDER:

By: _____

Corey Epstein

OTHER RIGHTS HOLDERS:

_____

(Print Name of Rights Holder)

By:_____

Name:_____

(print)

Title:_____

Address:_____

_____

SIGNATURE PAGE TO VOTING AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Voting Agreement as of the date first written above.

KEY HOLDERS:

By: _____

     Ryan Jaleh

By: _____

     Marcus Martinez

By: _____

     Mark Lynn

OTHER KEY HOLDERS:

By: _____

Name: _____

Title: _____

SIGNATURE PAGE TO VOTING AGREEMENT

SCHEDULE A

RIGHTS HOLDERS

Common Stock and Preferred Stock

Name and Address	Number of Shares Held
Corey Epstein 1134 11th Street, Unit 101 Santa Monica, CA 90403	6,050,000 shares of Common Stock; 617,122 shares of Series Seed Preferred Stock

Series Seed Preferred Stock

Name and Address	Number of Shares Held
Amplify.LA Capital, LLC c/o Paul Bricault, Managing Director 1600 Main St. Venice, CA 90291	1,222,364
Arena Ventures Attn: Paige Craig 1518 N. Orange Grove Avenue Los Angeles, CA 90046	773,335
Siemer Ventures II, LP Attn: Eric Manlunas, Managing Partner 1333 2nd St., Suite 600 Santa Monica, CA 90401	1,004,400
Baroda Ventures LLC Attn: Peter T. Lee, President 245 South Beverly Drive Beverly Hills, CA 90212	773,335
Plus Capital, LP Attn: Adam Lilling, Managing Partner 100 Wishire Blvd. #200 Santa Monica, CA 90401	773,139
Siemer Ventures II, LP Attn: Eric Manlunas, Managing Partner 1333 2nd St., Suite 600 Santa Monica, CA 90401	338,019
Baroda Ventures LLC Attn: Peter T. Lee, President 245 South Beverly Drive Beverly Hills, CA 90212	241,667
Dennis Phelps	241,381

Name and Address	Number of Shares Held
333 Main St., #9E San Francisco, CA 94105 dbrianphelps@yahoo.com	
CAA Ventures c/o Michael A. Zobel, President 2000 Avenue of the Stars Los Angeles, CA 90067	480,470
SLP Ventures II, LLC c/o Bradley Schwartz, Manager 4166 Woodleigh Lane La Canada, CA 91011	238,885
Crunch Fund I, L.P. c/o Greenough Group 1350 Old Bayshore Highway, Suite 920 Burlingame, CA 94010	713,462
Welle Family Trust c/o Bernhard J. Welle, General Parnter 6636 County Road 250 Durango, CO 81301	237,022
SC Enterprises Worldwide LLC 130 West 19th St., 12D New York, New York 10011	237,022
TenOneTen Ventures, LLC c/o David Waxman, Managing Member 137 N. Larchmont Blvd. #494 Los Angeles, CA 90004	473,881
Viking Power c/o Daniel Brown 1553 Platte St., Ste. 204 Denver, CO 80202	236,920
Dennis Phelps 333 Main St., #9E San Francisco, CA 94105 dbrianphelps@yahoo.com	236,920
Amplify.LA Capital, LLC c/o Paul Bricault, Managing Director 1600 Main St. Venice, CA 90291	236,900
Amplify.LA Capital II, LLC c/o Paul Bricault, Managing Director 1600 Main St. Venice, CA 90291	118,450
Crunch Fund I, L.P. c/o Greenough Group	236,879

Name and Address	Number of Shares Held
1350 Old Bayshore Highway, Suite 920 Burlingame, CA 94010	
Michael Lastoria 215 I St. NE, #402 Washington, DC 20002	236,859
Mark L. Epstein 6410 Country Road 250 Durango, CO 81301	236,797
Lahona Ventures LLC c/o Andrew Lahona, Manager/Member 9164 E. Lost Hill Trail Lone Tree, CO 80124	236,756
Siemer Ventures II LP Attn: Eric Manlunas, Managing Partner 1333 2nd St., Suite 600 Santa Monica, CA 90401	709,103
Demarest Films, LLC 11925 Wilshire Boulevard, Suite 310 Los Angeles, CA 90025 Attn: Sam Englebardt	235,713
Tom McInerny 2151 5th Ave W. Seattle, WA 98119	235,365
Glenn E. Montgomery 4855 Willow Stone Heights Colorado Springs, CO 80906	117,611
Daniel Brown 4514 W. 34th Ave. Denver, CO 80212	117,550
Mark L. Epstein 6410 Country Road 250 Durango, CO 81301	117,324
The Bernhard J. and Diane H. Welle Family Trust c/o Bernhard J. Welle, General Partner 6636 County Road 250 Durango, CO 81301	234,588
The Academy, LLC c/o Nicholas Gross 760 N. Cahuenga Blvd. Los Angeles, CA 90038	117,284
Dave Berlin 1900 16th Street, Suite 230 Denver, CO 80202	234,362
Randy Nichols 1899 Wynkoop St. #425	935,731

Name and Address	Number of Shares Held
Denver, CO 80202	
Plus Capital, LP Attn: Adam Lilling, Managing Partner 100 Wishire Blvd. #200 Santa Monica, CA 90401	185,771
The Mandel Company Attn: Robert Mandel, President 9100 Wilshire Blvd., 400W Beverly Hills, CA 90212	185,722
Zillion, LLC c/o Trevor Pettennude 1215 Delaware St. Denver, CO 80204	539,088
Zillion, LLC c/o Trevor Pettennude 1215 Delaware St. Denver, CO 80204	1,113,940
Zillion, LLC c/o Trevor Pettennude 1215 Delaware St. Denver, CO 80204	371,313
Zillion, LLC c/o Trevor Pettennude 1215 Delaware St. Denver, CO 80204	1,838,396
Plus Capital, LP Attn: Adam Lilling, Managing Partner 100 Wishire Blvd. #200 Santa Monica, CA 90401	367,679
The Kevin Yorn Trust 2000 Ave. of the Stars 3rd Floor, North Los Angeles, CA 90067	110,303
3-4 Surf, GP c/o Gettleson Witzer 16000 Ventura Blvd., Suite 900 Encino, CA 91436	183,839
Baroda Ventures LLC Attn: Peter T. Lee, President 245 South Beverly Drive Beverly Hills, CA 90212	183,839
Amplify.LA Capital II, LLC c/o Paul Bricault, Managing Director 1600 Main St. Venice, CA 90291	240,400

Name and Address	Number of Shares Held
QueensBridge Fund I, L.P. Attn: Managing Member 1801 Century Park East, Suite 1132 Los Angeles, CA 90067	91,919
Viking Power, LLC c/o Daniel Brown 1553 Platte St., Ste. 204 Denver, CO 80202	183,839
Siemer Ventures II LP Attn: Eric Manlunas, Managing Partner 1333 2nd St., Suite 600 Santa Monica, CA 90401	183,839
Clark W. Landry 732 Beverly Glen Blvd. Los Angeles, CA 90024	91,919
Structure Fund LP Attn: Partner 9229 Sunset Blvd. #810 West Hollywood, CA 90069	91,919
Scott C. Steigerwald 780 Core Drive Port Austin, MI 48467	735,358
Patrick M. Falle Living Trust c/o Patrick M. Falle 5228 Glengate Road Rochester Hills, MI 48306	441,215
William Essin 1648 Little Raven St. Denver, CO 80202	91,919
Bradley J. Zions 8818 Pinto Place Los Angeles, CA 90069	91,919
Equity Trust Company Custodian FBO Warren Loui IRA 5088 Alta Canyada Road La Canada, CA 91011	91,919

Series A Preferred Stock

Name and Address	Number of Shares Held
SeedInvest Direct Investors	3,510,059
Each other Person that is a party to that certain Subscription Agreement for the sale of the	The number of Shares of Series A Preferred Stock sold to such Investor under such

Name and Address	Number of Shares Held
Company's Series A Preferred Stock dated as of August 8, 2016, as an "Investor" thereunder.	Subscription Agreement for the sale of the Company's Series A Preferred Stock.

Series A-2 Preferred Stock

Name and Address	Number of Shares Held
Each Person that is a party to that certain Subscription Agreement for the sale of the Company's Series A-2 Preferred Stock dated as of September 20, 2017, as an "Investor" thereunder.	The number of Shares of Series A-2 Preferred Stock sold to such Investor under such Subscription Agreement for the sale of the Company's Series A-2 Preferred Stock.

Series CF Preferred Stock

Name and Address	Number of Shares Held
Each Person that is a party to the Purchase Agreement as an "Investor" thereunder.	The number of Shares of Series CF Preferred Stock sold to such Investor under the Purchase Agreement.

SCHEDULE B

KEY HOLDERS

Name and Address	Number of Shares Held
Ryan Jaleh 11938 Dorothy Street Apt. 4 Los Angeles, CA 90049	245,060 shares of Common Stock; 101,847 shares of Series Seed Preferred
Marcus Martinez 2019 Lake Shore Ave. Los Angeles, CA 90039	241,289 shares of Common Stock
Mark Lynn 13700 Marina Pointe Drive Marina Del Rey, CA 90292	2,688,889 shares of Common Stock; Options to purchase up to 3,361,111 shares of Common Stock

ADOPTION AGREEMENT

This Adoption Agreement ("**Adoption Agreement**") is executed on _____, 20__, by the undersigned (the "**Holder**") pursuant to the terms of that certain Amended and Restated Voting Agreement dated as of _____, 2018 (the "**Agreement**"), by and among Denim.LA, Inc. (the "**Company**") and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1   Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "**Stock**") or options, warrants or other rights to purchase such Stock (the "**Options**"), for one of the following reasons (Check the correct box):

☐   as a transferee of Shares from a party in such party's capacity as an "Rights Holder" bound by the Agreement, and after such transfer, Holder shall be considered an "Rights Holder" and a "Stockholder" for all purposes of the Agreement.

☐   as a transferee of Shares from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" and a "Stockholder" for all purposes of the Agreement.

☐   as a new Rights Holder in accordance with Subsection 6.1(a) of the Agreement, in which case Holder will be an "Rights Holder" and a "Stockholder" for all purposes of the Agreement.

☐   in accordance with Subsection 6.1(b) of the Agreement, as a new party who is not a new Rights Holder, in which case Holder will be a "Stockholder" for all purposes of the Agreement.

1.2   Agreement. Holder hereby (a) agrees that the Stock [Options], and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3   Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: _____

ACCEPTED AND AGREED:

By: _____
Name and Title of Signatory

DENIM.LA, INC.

Address: _____

By: _____

_____

Title: _____

Facsimile Number: _____

EXHIBIT B

CONSENT OF SPOUSE

I, the undersigned, spouse of the Stockholder listed below, acknowledge that I have read the Amended and Restated Voting Agreement, dated as of _____, 2018, to which this Consent is attached as <u>Exhibit B</u> (the "**Agreement**"), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding the voting and transfer of shares of capital stock of the Company that my spouse may own, including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of capital stock of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of capital stock of the Company shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated:_____   Spouse (signature):_____

                                     Spouse (print name):_____

                                     Stockholder (print name):_____